Execution Version

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
by and among
LENDER PERFORMANCE GROUP, LLC,
LENDER PERFORMANCE GROUP BLOCKER, LLC,
LPGB, INC.,
INSIGHT (DELAWARE) PL BLOCKER CORPORATION,
INSIGHT (CAYMAN) PL BLOCKER CORPORATION,
Q2 SOFTWARE, INC.,
ARROW BLOCKER MERGER SUB 1, LLC,
ARROW BLOCKER MERGER SUB 2, INC.,
ARROW BLOCKER MERGER SUB 3, INC.,
ARROW BLOCKER MERGER SUB 4, INC.,
ARROW COMPANY MERGER SUB, LLC
and
INSIGHT VENTURE PARTNERS, LLC, solely in
its capacity as the Member Representative
September 30, 2019

1

ANNEXES AND EXHIBITS

Annex A    Definitions
Exhibit A    Form of Employment Agreement
Exhibit B    Form of Noncompetition Agreement
Exhibit C    Form of Non-Solicitation Agreement
Exhibit D    Form of Blocker Certificate of Merger
Exhibit E    Company Certificate of Merger
Exhibit F    Blocker Letter of Transmittal
Exhibit G    Company Letter of Transmittal
Exhibit H    Paying Agent Agreement
Exhibit I    Amended and Restated Surviving Blocker Certificate of Incorporation
Exhibit J    Amended and Restated Surviving Blocker Bylaws
Exhibit K    Amended and Restated Surviving Blocker Certificate of Formation
Exhibit L    Amended and Restated Surviving Blocker Limited Liability Company Agreement
Exhibit M    Amended and Restated Surviving Company Certificate of Formation

Exhibit N	Amended and Restated Surviving Company Limited Liability Company Agreement
Exhibit O    Escrow Agreement
Exhibit P    RWI Policy Binder

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of September 30, 2019, is made by and among Lender Performance Group, LLC, a Delaware limited liability company also doing business as PrecisionLender (the "Company"), Lender Performance Group Blocker, LLC, a Delaware limited liability company ("Blocker A"), LPGB, Inc., a Delaware corporation ("Georgian Blocker"), Insight (Delaware) PL Blocker Corporation, a Delaware corporation ("Insight Blocker A"), and Insight (Cayman) PL Blocker Corporation, a Delaware corporation ("Insight Blocker B" and together with Blocker A, Georgian Blocker and Insight Blocker A, each a "Blocker" and collectively the "Blockers"), Q2 Software, Inc., a Delaware corporation ("Acquiror"), Arrow Blocker Merger Sub 1, LLC, a Delaware limited liability company and wholly owned subsidiary of Acquiror ("Blocker Merger Sub 1"), Arrow Blocker Merger Sub 2, Inc., a Delaware corporation and wholly owned subsidiary of Acquiror ("Blocker Merger Sub 2"), Arrow Blocker Merger Sub 3, Inc., a Delaware corporation and wholly owned subsidiary of Acquiror ("Blocker Merger Sub 3"), Arrow Blocker Merger Sub 4, Inc., a Delaware corporation and wholly owned subsidiary of Acquiror ("Blocker Merger Sub 4" and together with Blocker Merger Sub 1, Blocker Merger Sub 2, and Blocker Merger Sub 3, each a "Blocker Merger Sub" and collectively the "Blocker Merger Subs"), Arrow Company Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Acquiror (the "Company Merger Sub") and Insight Venture Partners, LLC, a Delaware limited liability company (solely in its capacity as the representative for the Members (the "Member Representative"). Acquiror, each of the Blockers, each of the Blocker Merger Subs, the Company Merger Sub and the Company, and, solely in its capacity as and solely to the extent applicable, the Member Representative, shall be referred to herein from time to time individually as a "Party" and collectively as the "Parties". Capitalized terms used and not otherwise defined herein have the meanings set forth in Annex A hereto.
RECITALS
WHEREAS, Acquiror desires to directly or indirectly acquire one hundred percent (100%) of the issued and outstanding Units of the Company and the Blocker Equity on the terms and subject to the conditions set forth herein;
WHEREAS, the governing bodies of the Parties have each (i) determined that the Mergers (as defined below) are in the best interests of their respective companies and equityholders and (ii) approved this Agreement and the transactions contemplated hereby, including the Mergers, upon the terms and subject to the conditions set forth herein;
WHEREAS, the governing bodies of the Company, the Blockers, the Company Merger Sub and the Blocker Merger Subs have each determined to recommend to their respective equityholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Mergers;
WHEREAS, pursuant to the Mergers, among other things, and subject to the terms and conditions of this Agreement, all of the issued and outstanding Units of the Company not held by Blockers and all Blocker Equity shall be converted into the right to receive the consideration set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Acquiror's willingness to consummate the transactions contemplated by this Agreement, certain of the Key Employees have executed an employment agreement with Acquiror in the form attached hereto as Exhibit A (the "Employment Agreements"), dated as of the date hereof and effective upon the Closing, including a confidentiality and proprietary rights assignment agreement together with other related employment documents (collectively with the Employment Agreements, the "Employment Documents"), the effectiveness of which shall be contingent upon the Closing;
WHEREAS, as a condition and inducement to Acquiror's willingness to consummate the transactions contemplated by this Agreement, each Key Employee has executed a Noncompetition Agreement in the form attached hereto as Exhibit B, dated as of the date hereof and effective upon the Closing, (the "Noncompetition Agreements," and collectively with the Employment Documents, the "Key Employee Documents"); and
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Acquiror's willingness to enter into this Agreement, each of the Members set forth on Schedule 1(a) (the "Non-Solicitation Members") has executed a non-solicitation agreement in substantially the form of Exhibit C hereto (the "Non-Solicitation Agreements"), the effectiveness of which shall be contingent upon the Closing.
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
THE MERGERS
1.1    The Blocker Mergers.
(a)    Subject to the terms and conditions hereof, at the First Effective Time, Blocker Merger Sub 1 shall merge with and into Blocker A, Blocker Merger Sub 2 shall merge with and into Georgian Blocker, Blocker Merger Sub 3 shall merge with and into Insight Blocker A, and Blocker Merger Sub 4 shall merge with and into Insight Blocker B (such mergers being collectively referred to as the "First Mergers") in accordance with the DGCL and DLLCA, as applicable, whereupon the separate existence of each Blocker Merger Sub shall cease, and the corresponding Blocker into which it merged shall be the surviving company (each, a "Surviving Blocker" and collectively, the "Surviving Blockers").
(b)    At the Closing, immediately prior to the filing of the Company Certificate of Merger, each Blocker and each Blocker Merger Sub shall cause a certificate of merger substantially in the form of Exhibit D hereto (the "Blocker Certificates of Merger") to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the First Mergers. The First Mergers shall become effective at such time as the Blocker Certificates of Merger are duly filed with the Secretary of State of the State of Delaware or at such other time as Acquiror and the applicable Blocker shall agree and specify in the corresponding Blocker Certificate of Merger (the "First Effective Time").
(c)    From and after the First Effective Time, each Surviving Blocker shall succeed to all the assets, rights, privileges, immunities, powers and franchises and be subject to all of the Liabilities, restrictions, disabilities and duties of the corresponding Blocker and the corresponding Blocker Merger Sub, all as provided under the DGCL.
1.2    The Company Merger.
(a)    Subject to the terms and conditions hereof, at the Second Effective Time, the Company Merger Sub shall merge (the "Second Merger" and together with the First Mergers, the "Mergers") with and into the Company in accordance with the Delaware Limited Liability Company Act (the "DLLCA"), whereupon the separate existence of the Company Merger Sub shall cease, and the Company shall be the surviving company (the "Surviving Company").
(b)    At the Closing, immediately following the filing of the Blocker Certificates of Merger, the Company and the Company Merger Sub shall cause a certificate of merger substantially in the form of Exhibit E hereto (the "Company Certificate of Merger") to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DLLCA in connection with the Second Merger. The Second Merger shall become effective at such time as the Company Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as Acquiror and the Company shall agree and specify in the Company Certificate of Merger (the "Second Effective Time").

(c)    From and after the Second Effective Time, the Surviving Company shall succeed to all the assets, rights, privileges, immunities, powers and franchises and be subject to all of the Liabilities, restrictions, disabilities and duties of the Company and the Company Merger Sub, all as provided under the DLLCA.
1.3    Effect of the Mergers.
(a)    Upon the terms and subject to the conditions of this Agreement, at the First Effective Time, by virtue of the First Mergers and without any action on the part of the holders thereof:
(i)    each unit of Blocker Equity issued and outstanding immediately prior to the First Effective Time shall be converted into the right to receive the applicable portion of the Closing Merger Consideration as set forth on the Payment Schedule; and
(ii)    each share of common stock of any Blocker Merger Sub issued and outstanding immediately prior to the First Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock of the corresponding Surviving Blocker.
(b)    Upon the terms and subject to the conditions of this Agreement, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of the holders thereof:
(i)    each issued and outstanding Class B Unit and Class C Unit shall vest immediately prior to the Second Effective Time; provided, however, that the holders of the Class C Units will not receive any Closing Merger Consideration solely in their capacity as holders of Class C Units;
(ii)    each Unit issued and outstanding immediately prior to the Second Effective Time other than such Units owned by any Surviving Blocker shall be converted into the right to receive the applicable portion of the Closing Merger Consideration as set forth on the Payment Schedule:
(iii)    each Unit held immediately prior to the Second Effective Time by Acquiror, the Surviving Blockers, the Company or the Company Merger Sub (an "Excluded Interest"), shall be cancelled and no payment shall be made with respect thereto;
(iv)    Acquiror or its Affiliate (as Acquiror shall determine) and the CRAT shall consummate the CRAT Equity Purchase; and
(v)    each membership interest of the Company Merger Sub issued and outstanding immediately prior to the Second Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable membership interest of the Surviving Company.
1.4    Exchange of Blocker Equity and Units; Paying Agent. Acquiror shall cause the Paying Agent to (i) effect the exchange of cash for the Blocker Equity outstanding as of immediately prior to the First Effective Time and entitled to payment (and not otherwise owned by a Surviving Blocker) pursuant to Section 1.3(a) and (ii) effect the exchange of cash for the Units that are outstanding as of immediately prior to the Second Effective Time and entitled to payment pursuant to Section 1.3(b)(ii). In connection with such exchanges, by no later than five (5) Business Days prior to the Closing Date (unless such five (5) Business Day period is waived or shortened by the Member Representative), Acquiror shall cause the Paying Agent to provide (x) each holder of Blocker Equity with a letter of transmittal, substantially in the form of Exhibit F attached hereto, with such changes as may be required by the Paying Agent and reasonably acceptable to Acquiror and the Member Representative (a "Blocker Letter of Transmittal") and (y) each holder of Units with a letter of transmittal, substantially in the form of Exhibit G attached hereto, with such changes as may be required by the Paying Agent and reasonably acceptable to Acquiror and the Member Representative (a "Company Letter of Transmittal"). Prior to the Closing Date, the Paying Agent, Acquiror and the Member Representative shall enter into a Paying Agent Agreement, substantially in the form of Exhibit H attached hereto, with such changes as may be required by the Paying Agent and reasonably acceptable to Acquiror and the Member Representative (the "Paying Agent Agreement"), with such Paying Agent Agreement becoming effective. On the Closing Date and prior to the First Effective Time, Acquiror shall transfer to the Paying Agent via wire transfer of immediately available funds, cash in an amount equal to the Closing Merger Consideration. Acquiror shall cause the Paying Agent to hold such funds and deliver them in accordance with the terms and conditions hereof and the terms and conditions of the Paying Agent Agreement. Each holder of Blocker Equity outstanding as of immediately prior to the First Effective Time and each holder of Units (other than a Surviving Blocker) outstanding as of immediately prior to the Second Effective Time may deliver a duly executed and completed Blocker Letter of Transmittal or Company Letter of Transmittal, as applicable, and, after the First Effective Time or the Second Effective Time, as applicable, Acquiror shall cause the Paying Agent to promptly deliver or cause to be delivered to such holder a wire transfer in an amount equal to the amount of cash to which such holder is entitled under Section 1.3 to the accounts designated by such holder in such holder's Blocker Letter of Transmittal or Company Letter of Transmittal, as applicable; provided, that Acquiror shall cause the Paying Agent to deliver or cause to be delivered such amounts on the Closing Date to any holder of Blocker Equity or Units that has delivered a duly executed and completed Blocker Letter of Transmittal or Company Letter of Transmittal, as applicable, to the Paying Agent at least two (2) Business Days prior to the Closing Date. Except for interest that may be payable pursuant to the terms of the Escrow Agreement for any Member, in no event shall any holder of Blocker Equity or Units who delivers a Blocker Letter of Transmittal or Company Letter of Transmittal be entitled to receive interest on any of the funds to be received in the Mergers. All fees and expenses of the Paying Agent shall be paid by Acquiror. Any Blocker Equity held by a holder thereof that has delivered a Blocker Letter of Transmittal pursuant to this Section 1.4 shall not be transferable on the books of the applicable Blocker without Acquiror's prior written consent. Any Units held by a holder thereof that has delivered a Company Letter of Transmittal pursuant to this Section 1.4 shall not be transferable on the books of the Company without Acquiror's prior written consent. At the First Effective Time, the transfer books of each Blocker shall be closed, and thereafter there shall be no further registration of transfers of Blocker Equity theretofore outstanding on the records of the Blockers. At the Second Effective Time, the transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of Units theretofore outstanding on the records of the Company. From and after the First Effective Time, the holders of the Blocker

Equity outstanding immediately prior to the First Effective Time shall cease to have any rights with respect thereto except as otherwise provided in this Agreement or by Law. From and after the Second Effective Time, the holders of the Units outstanding immediately prior to the Second Effective Time shall cease to have any rights with respect thereto except as otherwise provided in this Agreement or by Law. On or after the First Effective Time, any Blocker Equity presented to a Surviving Blocker or Acquiror for any reason shall be converted into the consideration payable in respect thereof pursuant to Section 1.3(a) without any interest thereon. On or after the Second Effective Time, any Units presented to the Surviving Company or Acquiror for any reason shall be converted into the consideration payable in respect thereof pursuant to Section 1.3(b) without any interest thereon. Any portion of the funds held by the Paying Agent pursuant to this Agreement that remains undistributed to the holders of Blocker Equity or Units twelve (12) months after the Second Effective Time shall be delivered to the Surviving Company, upon demand, and any holder of Blocker Equity or Units that has not previously complied with this Section 1.4 prior to the end of such twelve (12) month period shall thereafter look only to the Surviving Company for payment of its claim for the applicable portion of the Closing Merger Consideration in respect of such Blocker Equity or Units. Notwithstanding the foregoing, none of Acquiror, the Surviving Blockers, the Surviving Company nor their Affiliates shall be liable to any holder of Blocker Equity or Units for any amount paid to any public official pursuant to applicable abandoned property, escheat, or similar laws. Any amount remaining unclaimed by holders of Blocker Equity or Units three (3) years after the date on which such funds were delivered to the Paying Agent for payment (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Body) shall become, to the extent permitted by applicable Law, the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.
1.5    Representative Amount. Concurrent with the Closing, Acquiror shall deliver from the Closing Merger Consideration to the Member Representative (on behalf of the Members) $300,000, by wire transfer of immediately available funds to the account(s) designated by the Member Representative, to satisfy potential future obligations of the Member Representative and/or the Selling Equityholders to the Member Representative, including expenses of the Member Representative arising from the defense or enforcement of claims pursuant to Sections 8.8 and 9.1 (in the aggregate, the "Representative Amount"). The Representative Amount shall be retained in whole or in part by the Member Representative for such time as the Member Representative shall determine in its sole discretion, but all remaining Representative Amount must be released following the release of the Indemnification Escrow Fund and resolution of any pending claims against any Selling Equityholder. Subject to the preceding sentence, when the Member Representative determines in its sole discretion that it no longer needs any portion of the Representative Amount for its duties hereunder, the Member Representative shall return such portion of the Representative Amount to the Members by depositing such amount with the Paying Agent, for the benefit of the Selling Equityholder, which shall promptly distribute to each Selling Equityholder, pro rata based on each such Selling Equityholder's Percentage.
1.6    Organizational Documents.

(a)    At the First Effective Time, by virtue of the First Mergers and without any action on the part of Acquiror, the Blocker Merger Subs, the Blockers or the equityholders of any of the foregoing, the certificate of incorporation of each of the Surviving Blockers that is a corporation shall be amended and restated in its entirety in the forms attached hereto as Exhibit I until thereafter amended, subject to Section 5.4, in accordance with the provisions thereof and the DGCL. At the First Effective Time, the bylaws of each of the Surviving Blockers that is a corporation shall be amended and restated to be in the forms attached hereto as Exhibit J, until thereafter amended, subject to Section 5.4, in accordance with the provisions thereof, the certificate of incorporation of the applicable Surviving Blocker and the DGCL.
(b)    At the First Effective Time, by virtue of the First Mergers and without any action on the part of Acquiror, the Blocker Merger Subs, the Blockers or the equityholders of any of the foregoing, the certificate of formation of each of the Surviving Blockers that is a limited liability company shall be amended and restated in its entirety in the form attached hereto as Exhibit K until thereafter amended, subject to Section 5.4, in accordance with the provisions thereof and the DGCL. At the First Effective Time, the limited liability company agreement of each of the Surviving Blockers that is a limited liability company shall be amended and restated to be in the form attached hereto as Exhibit L, until thereafter amended, subject to Section 5.4, in accordance with the provisions thereof, the certificate of formation of the applicable Surviving Blocker and the DGCL.
(c)    At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Acquiror, the Company Merger Sub, the Company or the equityholders of any of the foregoing, the certificate of formation of the Surviving Company shall be amended and restated in its entirety in the form attached hereto as Exhibit M until thereafter amended, subject to Section 5.4, in accordance with the provisions thereof and the DLLCA. At the Second Effective Time, the limited liability company agreement of the Surviving Company shall be amended and restated to be in the form attached hereto as Exhibit N, until thereafter amended, subject to Section 5.4, in accordance with the provisions thereof, the certificate of formation of the Surviving Company and the DLLCA.
1.7    Directors and Officers. From and after the First Effective Time, until successors are duly elected, appointed or otherwise designated in accordance with applicable Law, the respective directors and officers of each Blocker Merger Sub at the First Effective Time shall be the directors and officers of the corresponding Surviving Blocker, and the officers of the Company Merger Sub at the Second Effective Time shall be the officers of the Surviving Company, each such initial director and initial officer to hold office in accordance with the certificate of incorporation and bylaws of the applicable Surviving Blocker as in effect from and after the First Effective Time or the certificate of formation and limited liability company agreement of the Surviving Company as in effect from and after the Second Effective Time, as applicable.
1.8    Allocation of Consideration. Concurrently with the delivery of the Closing Certificate, the Company shall deliver to Acquiror a funds flow statement, in form and substance acceptable to Acquiror (the "Payment Schedule"), setting forth with respect to each Selling Equityholder and each Person to whom any Closing Merger Consideration, Estimated Transaction

Expenses or Estimated Indebtedness is payable or due at Closing, such Person's name, most current address and email address in the Company's records, the amounts payable to each such Person in accordance with the terms of this Agreement, and payment instructions with respect to each such payee, including whether each payee will be paid by the Paying Agent or through payroll, and setting forth the Percentage for each Member.
1.9    Purchase Price Adjustment.
(a)    Estimated Closing Statement. The Company shall have prepared and delivered to Acquiror two (2) Business Days prior to the Closing Date a statement (the "Estimated Closing Statement"), which shall take into account any reasonable comments from Acquiror that the Company shall determine in good faith are appropriate to ensure that the items set forth therein conform with the provisions of this Agreement, setting forth (A) the Company's estimate of Closing Working Capital (the "Estimated Closing Working Capital"), (B) the Company's estimate of Closing Cash (the "Estimated Closing Cash"), (C) the Company's estimate of Closing Indebtedness (the "Estimated Indebtedness") and (D) the Company's estimate of Company Transaction Expenses (the "Estimated Transaction Expenses"), along with a certificate executed by the Company's Chief Executive Officer or Chief Financial Officer (the "Closing Certificate") certifying as to the amount of the Estimated Closing Working Capital, Estimated Closing Cash, Estimated Indebtedness and Estimated Transaction Expenses. The Closing Certificate shall be accompanied by executed payoff letters from each holder of Closing Indebtedness that relates to borrowed money. The Company will prepare the Estimated Closing Statement on an accrual basis in accordance with GAAP using the same accounting methods, practices, principles and policies and procedures, with consistent classifications, judgments and valuation methodologies that were used in the preparation of the Company's Financial Statements. The Company shall also make available to Acquiror all financial records, work papers, or other documentation as Acquiror may reasonably request in connection with its review of the Estimated Closing Statement. Any disagreement between the Company and Acquiror regarding the accuracy of the Estimated Closing Statement will not permit any Party to delay or cancel Closing and shall be resolved following Closing pursuant to Section 1.9(b).
(b)    Post-Closing Determination.
(i)    Within sixty (60) days after the Closing Date, Acquiror shall conduct a review of the Closing Working Capital and shall deliver to the Member Representative a statement (the "Closing Statement") setting forth Acquiror's calculation of Closing Working Capital, Closing Cash, Closing Indebtedness and Company Transaction Expenses. The Closing Statement shall also contain the draft balance sheet from which the Closing Working Capital was determined and back-up calculations from which Closing Indebtedness was determined. Acquiror will prepare the Closing Statement on an accrual basis in accordance with GAAP using the same accounting methods, practices, principles and policies and procedures, with consistent classifications, judgments and valuation methodologies that were used in the preparation of the Company's Financial Statements.
(ii)    If the Member Representative disagrees with Acquiror's computation of the Closing Working Capital, Closing Cash, Closing Indebtedness or Company Transaction Expenses as reflected on the Closing Statement, the Member Representative may, within forty-five (45) days after receipt of the Closing Statement deliver a notice (an "Objection Notice") to Acquiror setting forth in reasonable detail the Member Representative's objections. If an Objection Notice is not delivered to Acquiror within such forty-five (45) day period, then the computation of the Closing Working Capital, Closing Cash, Closing Indebtedness and Company Transaction Expenses as reflected on the Closing Statement shall be conclusive and binding upon Acquiror and the Members. If an Objection Notice is delivered to Acquiror within such forty-five (45) day period, then Acquiror and the Member Representative shall negotiate in good faith to resolve any disagreements as to the computation of the Closing Working Capital, Closing Cash, Closing Indebtedness or Company Transaction Expenses, but if there is no final resolution with respect to any amounts remaining in dispute (the "Disputed Amounts") within thirty (30) days after Acquiror has received the Objection Notice, Acquiror and the Member Representative shall jointly retain a mutually acceptable and independent, accounting firm of national standing (the "Accounting Firm") to resolve any disagreements relating only to the Disputed Amounts and to determine the Final Closing Cash, Final Working Capital, Final Indebtedness and/or the Final Transaction Expenses (each as defined below). If Acquiror and the Member Representative are unable to agree upon an Accounting Firm within ten (10) days, then the Accounting Firm shall be an accounting firm of national standing designated by the American Arbitration Association in Chicago, Illinois (unless another location may be mutually agreed by Acquiror and the Member Representative). Acquiror and the Member Representative shall each submit all back-up documentation to the Accounting Firm promptly (and in any event within ten (10) days after the Accounting Firm's engagement), which documentation shall include such party's computation of the Closing Working Capital, Closing Cash, Closing Indebtedness and Company Transaction Expenses and information, arguments and support for such party's position with respect to the Disputed Amounts. The Accounting Firm shall review all such documentation and base its determination solely on such documentation in accordance with GAAP using the same accounting methods, practices, principles and policies and procedures with consistent classifications, judgments and valuation methodologies that were used in the preparation of the Company's Financial Statements (collectively, "Historical Accounting Practices"), and in accordance with the definitions of Closing Working Capital, Closing Cash, Closing Indebtedness and Company Transaction Expenses herein; provided, that in the event such definitions conflict with the Company's Historical Accounting Practices, such Historical Accounting Practices shall govern. In resolving such Disputed Amounts, the Accounting Firm may not assign a value to any item greater than the greatest value used for such item claimed by either party or less than the smallest value for such item claimed by either party. The determination of the Accounting Firm, or any final resolution agreed to in writing by Acquiror and the Member Representative, shall be conclusive and binding upon Acquiror and the Members. The Closing Working Capital, Closing Cash, Closing Indebtedness and Company Transaction Expenses as finally determined pursuant to this Section 1.9(b) are referred to as the "Final Working Capital," "Final Closing Cash," "Final Indebtedness" and "Final Transaction Expenses," respectively, herein.
(iii)    The Member Representative shall pay from the Purchase Price Escrow Fund a portion of the fees and expenses of the Accounting Firm equal to 100% multiplied by a fraction, the numerator of which is the amount of Disputed Amounts submitted to the Accounting Firm that are resolved in favor of Acquiror (that being the difference between the Accounting Firm's determination and the Member Representative's determination) and the denominator of which is the total amount of the Disputed Amounts submitted to the Accounting Firm (that being the sum total by which Acquiror's determination and the Member Representative's determination differ from the determination of the Accounting Firm). Acquiror shall pay that portion of the fees and expenses of the Accounting Firm that the Members are not required to pay hereunder. By way of example, if the Member Representative claims that Closing Working Capital should be $2,000,000 and Acquiror claims it should be $1,000,000 and the correct amount is determined by the Accounting Firm to be $1,250,000, then assuming the Accounting Firm's fees are $200,000, $150,000 of such fees would be payable by the Member Representative and $50,000 would be payable by Acquiror.
(iv)    Acquiror shall cause the Surviving Company to make its financial records, accounting personnel and advisors available in a prompt and timely manner to (i) the Member Representative in connection with carrying out its duties under this Section 1.9(b) and (ii) the Accounting Firm during its review.
(c)    Post-Closing Adjustment.
(i)    If the Net Adjustment Amount is less than $0.00, then the Closing Merger Consideration shall be adjusted downward by the amount of such difference, and Acquiror and the Member Representative shall deliver joint written notice to the Escrow Agent to release to Acquiror first from the Purchase Price Escrow Fund and, if the Purchase Price Escrow Fund is insufficient to satisfy payment of such difference, from the Indemnity Escrow Fund, an amount equal to the Net Adjustment Amount.
(ii)    If the Net Adjustment Amount is greater than $0.00, then (A) the Closing Merger Consideration shall be adjusted upward by the amount of such excess and Acquiror shall pay to the Paying Agent, on behalf of the Selling Equityholders in proportion to their respective Percentages such excess by bank wire transfer of immediately available funds to the accounts set forth in the Closing Certificate within fifteen (15) Business Days of the determination of the Net Adjustment Amount and (B) pursuant to the Escrow Agreement, Acquiror and the Member Representative shall deliver joint written notice to the Escrow Agent to release the Purchase Price Escrow Fund to the Paying Agent to deliver to the Selling Equityholders in accordance with such Selling Equityholders' Percentages.
(iii)    If the Net Adjustment Amount is $0.00, then (A) no payment shall be made with respect thereto by any party to this Agreement and (B) pursuant to the Escrow Agreement. Acquiror and the Member Representative shall deliver joint written notice to the Escrow Agent to release the Purchase Price Escrow Fund to the Paying Agent to deliver to the Selling Equityholders in accordance with such Selling Equityholders' Percentages.
(iv)    All payments made pursuant to this Section 1.9(c) shall be treated as adjustments to the Closing Merger Consideration for tax purposes, except as otherwise required by applicable Law, and such agreed treatment shall govern for purposes of this Agreement.
1.10    Escrow Account. At the Closing, Acquiror shall deliver (i) the sum of $3,000,000 (the "Purchase Price Escrow Fund") and (ii) the sum of $1,785,000 (the "Indemnity Escrow Fund" and, together with the Purchase Price Escrow Fund, the "Escrow Fund" and the amount of the Escrow Fund, the "Escrow Amount") in immediately available funds into separate escrow accounts (the "Escrow Account"), from the Closing Merger Consideration such account to be established and maintained by the Escrow Agent pursuant to the terms and conditions of an escrow agreement substantially in the form of Exhibit O attached hereto, with such changes as may be required by the Escrow Agent and reasonably acceptable to Acquiror and the Member Representative, to be entered into on the Closing Date by Acquiror, the Member Representative and the Escrow Agent (the "Escrow Agreement"). All fees, costs and expenses of the Escrow Agent will be paid by the Acquiror.
1.11    Escrow Fund.
(a)    The Escrow Amount shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any Person, and shall be held and disbursed solely for the purposes and in accordance with the terms of the Escrow Agreement. The Escrow Fund shall be distributed in accordance with Sections 1.9 and 8.8(b), and shall be released to the Paying Agent for further distribution to the Selling Equityholders.
(b)    The approval of this Agreement by the Selling Equityholders, and the acceptance of a portion of the Closing Merger Consideration by the Selling Equityholders, shall constitute approval of (i) the Escrow Agreement and of all of the arrangements relating thereto, including the placement of the Escrow Amount in the Escrow Fund, in accordance with the terms hereof and thereof and (ii) the arrangements with the Member Representative contemplated by this Agreement.
1.12    Written Consent and Notice. Immediately following the execution and delivery of this Agreement, the Company shall solicit the written consent of the Members approving this Agreement and the transaction contemplated hereby in accordance with Law and the Organizational Documents. Within 24 hours following the execution and delivery of this Agreement, (a) the Company shall deliver to Acquiror resolutions of the requisite Members, in compliance with Law and the Organizational Documents (the "Requisite Member Approval"), (i) approving this Agreement and the transactions contemplated hereby and (ii) acknowledging that the distribution of the proceeds pursuant to the Transaction Agreements complies with the requirements of the Operating Agreement (the "Written Consent"), and (b) the Blockers shall deliver the Blocker's Requisite Approval (the "Blocker Written Consent"). Within ten (10) Business Days following the execution of this Agreement, the Company shall deliver written notice to all Selling Equityholders describing this Agreement and the Mergers (the "Member Notice") informing them of the approval of the Mergers and the adoption of this Agreement and request that such Selling Equityholder execute a written consent approving this Agreement and the transactions contemplated hereby.
1.13    Company's Obligations at Closing. At Closing, the Company shall deliver to Acquiror:
(a)    Certificate of Officers. A certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) the conditions set forth in Sections 6.3(a) and 6.3(b) shall have been satisfied, (ii) that the Payment Schedule is complete and correct and (iii) attached thereto are (A) true and complete copies of the Organizational Documents of each of the Group Companies, (B) true and complete copies of resolutions of the Board of Managers of the

Company approving this Agreement and the transaction contemplated hereby and certifying that such resolutions were duly adopted, have not been amended or rescinded and are in full force and effect, and (C) a true and complete copy of the Written Consent and certifying that such Written Consent was duly adopted, has not been amended or rescinded and is in full force and effect.
(b)    Non-Foreign Status Affidavits. From each Member treated as a "U.S. Person" within the meaning of Section 7701(a)(30) of the Code, (1) a duly executed certificate in the form reasonably acceptable to Acquiror and signed under penalties of perjury that confirms that such Member is not a foreign person and that satisfies the requirements of Treasury Regulations Section 1.1445-2(b)(2), Section 1446(f) of the Code and Proposed Treasury Regulations Section 1.1446(f)-2(b)(2), and (2) a duly executed IRS Form W-9.
(c)    Section 1446(f) Affidavit. From each Member not treated as a "U.S. Person" within the meaning of Section 7701(a)(30) of the Code, a duly executed certificate in the form reasonably acceptable to Acquiror and signed under penalties of perjury that meets the requirements of Code Section 1446(f) and Section 6.02, 6.03 or 6.04 of Notice 2018-29, or Proposed Treasury Regulation Section 1.1446(f)-2(b)(7)(i) (including a valid Form W-8BEN or Form W-8BEN-E certifying that the Member is not subject to tax on any gain from the transfer pursuant to an income tax treaty in effect between the U.S. and a foreign country).
(d)    [Reserved]
(e)    Debt. Payoff letters reasonably satisfactory to Acquiror from all holders of Closing Indebtedness that relates to borrowed money, affirming that all Liens associated therewith shall have been terminated or will automatically be terminated upon receipt of the funds set forth therein.
(f)    [Reserved]
(g)    Termination or Amendment of Agreements. Evidence that the agreements listed on Schedule 1.13(g) have been terminated or amended, in each case, as set forth on Schedule 1.13(g) and in a form reasonably satisfactory to Acquiror.
(h)    Resignation Letters. Written letters of resignation from each member of the Group Companies' boards of directors effective at Closing.
(i)    Good Standing. A certificate of good standing for the Company as of a date within three business days prior to Closing from the Secretary of State of the States of Delaware and North Carolina.
(j)    Escrow Agreement. A copy of the Escrow Agreement, duly executed by the Member Representative.
1.14    Blockers' Obligations at Closing. At Closing, each Blocker shall deliver to Acquiror:
(a)    Certificate of Officers. A certificate executed by an officer of such Blocker certifying (i) the conditions set forth in Sections 6.3(a) and 6.3(b) shall have been satisfied, and (ii)

attached thereto are (A) true and complete copies of the Organizational Documents of each Blocker, (B) true and complete copies of resolutions of the board of directors or managers, or other governing body of such Blocker, as applicable, approving this Agreement and the transactions contemplated hereby and certifying that such resolutions were duly adopted, have not been amended or rescinded and are in full force and effect, and (C) a true and complete copy of the Blocker Written Consent and certifying that such Blocker Written Consent was duly adopted, has not been amended or rescinded and is in full force and effect.
(b)    Good Standing. A certificate of good standing for each Blocker as of a date within three business days prior to Closing from the Secretary of State of the State of Delaware.
1.15    Acquiror's Obligations at Closing. At the Closing, Acquiror shall deliver:
(a)    To the Paying Agent, on behalf of the Members, by wire transfer of immediately available funds, the Closing Merger Consideration, less the Escrow Amount and the Representative Amount.
(b)    To the Escrow Agent, by wire transfer, of immediately available funds, the Escrow Amount to be held by the Escrow Agent pursuant to the terms of this Agreement and the Escrow Agreement.
(c)    To the Member Representative and the Escrow Agent, a copy of the Escrow Agreement duly executed by Acquiror.
(d)    To each Person to whom any Estimated Transaction Expense or Estimated Closing Indebtedness is payable or due at Closing as set forth on the Payment Schedule, the amount of the Company Transaction Expense and/or Closing Indebtedness set forth thereon with respect to such Person, by wire transfer of immediately available funds.
(e)    To the Member Representative, evidence that the RWI Policy is effective.
(f)    To the Key Employees, the Key Employee Documents, executed and delivered by Acquiror, which documents shall not have been revoked or altered.
(g)    To the Member Representative, by wire transfer of immediately available funds, the Representative Amount.
1.16    Withholding. Notwithstanding any provision contained herein to the contrary, each of the Paying Agent, the Escrow Agent, the Surviving Blockers, the Surviving Company, the Member Representative and Acquiror shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax Law. If the Paying Agent, the Escrow Agent, the Surviving Blockers, the Surviving Company, the Member Representative or Acquiror, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Paying Agent, the Escrow Agent, the Surviving Blockers, the Surviving Company, the Member

Representative or Acquiror, as the case may be, made such deduction and withholding. To the extent all certificates to be provided under Sections 1.13(b) and 1.13(c) have been delivered to Acquiror at least ten (10) Business Days prior to the Closing, at least five (5) Business Days prior to the Closing, the Paying Agent, the Escrow Agent, the Surviving Company and Acquiror shall (i) notify the Member Representative and Members of any anticipated withholding (other than backup withholding or withholding of employment taxes), (ii) consult with the Member Representative and Members in good faith to determine whether such deduction and withholding is required under applicable Tax Law and (iii) cooperate with the Member Representative and Members in good faith to minimize the amount of any applicable withholding. Acquiror agrees to use its commercially reasonable efforts to cause the Paying Agent to give notice prior to any payment to any Member of an amount payable under this Agreement that the Paying Agent determines will be subject to backup withholding.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF
THE BLOCKERS
Subject to and except as set forth in the Disclosure Schedules delivered to Acquiror by the Blockers concurrently with the execution of this Agreement, each Blocker, severally and not jointly, represents and warrants to Acquiror as follows:
2.1    Organization and Power. Such Blocker is an entity duly organized, validly existing and in good standing under the Laws of the State of Delaware (other than Insight Blocker B, which was formed under the Laws of the Cayman Islands), and such Blocker has all requisite corporate or limited liability company power and authority necessary to own and operate its properties and assets and to carry on its businesses as it has been and is now conducted, except where the failure to hold such power and authority would not have a Blocker Material Adverse Effect. Such Blocker is qualified to do business in every jurisdiction in which its ownership of property or assets or the conduct of business as it has been and is now conducted requires it to qualify, except where the failure to be so qualified would not have a Blocker Material Adverse Effect.
2.2    Subsidiaries. Such Blocker does not own, directly or indirectly, any debt or Equity Securities in any Person other than the Units or other Blocker Equity and does not have any right or obligation, contractual or otherwise, to acquire any such securities or any other interest in any other Person.
2.3    Authorization; No Breach; Valid and Binding Agreement.
(a)    The execution, delivery and performance of this Agreement by such Blocker and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate and limited liability company action, and, subject to obtaining such Blocker's Requisite Approval, no other proceedings on the part of such Blocker or the holders of its Equity Interests are necessary to authorize the execution, delivery or performance of this Agreement by such Blocker.

(b)    Subject to (w) the filing of the applicable Blocker Certificate of Merger with the Secretary of State of the State of Delaware, (x) the Blocker's Requisite Approval, (y) compliance with and filings under the HSR Act and any other applicable Antitrust Law, as applicable, and except for (z) any violation, conflict, breach or default resulting from Acquiror, the Company Merger Sub or the Blocker Merger Subs being party to the transactions contemplated hereby, the execution, delivery, performance and compliance with the terms and conditions of this Agreement by such Blocker and the consummation of the transactions contemplated hereby and thereby by such Blocker do not (i) violate, conflict with, result in any breach of, or constitute a default under any of the provisions of its Blocker Organizational Documents or (ii) violate any Law to which such Blocker is subject, except where the failure of the representation and warranty contained in clause (ii) above to be true would not have a Blocker Material Adverse Effect.
(c)    Assuming that this Agreement is a valid and binding obligation of the other Parties, this Agreement constitutes a valid and binding obligation of such Blocker, enforceable against such Blocker in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
2.4    Capitalization.
(a)    Set forth directly underneath such Blocker's name on Schedule 2.4(a) are the name of each Person holding Blocker Equity of such Blocker as of the date hereof and the amount of each unit of Blocker Equity held by such Person as of the date hereof. Such Blocker Equity being the only equity securities of such Blocker that are issued and outstanding as of the date hereof, or that have been issued but are no longer outstanding as of the date hereof, by such Blocker.
(b)    There are no (i) unit options, restricted units, warrants, calls, rights, agreements or convertible, exercisable or exchangeable securities, in each case relating to the issuance of equity securities of such Blocker, (ii) other commitments pursuant to which such Blocker is or may become obligated to provide funds to, make an investment in, or contribute capital to, any Person, (iii) securities of such Blocker reserved for issuance for any purpose, (iv) Contracts pursuant to which registration rights in respect of any of the Equity Interests of such Blocker have been granted, (v) Contracts among current or former holders of Blocker Equity of such Blocker that relate to the ownership of or transfer of any Blocker Equity, (vi) statutory or contractual preemptive rights or rights of first refusal with respect the Blocker Equity of such Blocker, (vii) unit appreciation rights, security-based performance units, "phantom" units, profit participation or other similar rights or Contracts with respect to the Units of the Company, (viii) rights plans or anti-takeover plans with respect to any shares of Blocker Equity of such Blocker or (ix) outstanding Contracts of such Blocker to make any distribution of any kind with respect to Blocker Equity of such Blocker or any securities convertible, exercisable or exchangeable into Blocker Equity of such Blocker.
(c)    No claim has been made or, to the knowledge of such Blocker, threatened in writing against such Blocker asserting that any Person is the holder or beneficial owner of, or has the right to acquire beneficial ownership of, any Blocker Equity of such Blocker, or any other voting, equity or ownership interest in such Blocker.

2.5    Governmental Consents, etc.. Except for (i) the applicable requirements of the HSR Act and any other applicable Antitrust Law and (ii) the filing of the applicable Blocker Certificate of Merger with the Secretary of State of the State of Delaware, such Blocker is not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby, except where the failure to provide any such notice, report or filing would not have a Blocker Material Adverse Effect. Except with respect to the expiration or termination of the waiting period under the HSR Act and any other applicable Antitrust Law, as applicable, no material consent, approval or authorization of any Governmental Body is required to be obtained by such Blocker in connection with its execution, delivery or performance of this Agreement or the consummation by such Blocker of any transaction contemplated hereby except where the failure to provide any such notice, report or filing would not have a Blocker Material Adverse Effect.
2.6    Limited Business Operations. Since its inception, such Blocker has not conducted any business or operations other than (a) maintaining its existence, (b) entering into the Operating Agreement, and (c) owning, selling or purchasing Units. Notwithstanding the foregoing, such Blocker (i) has not ever had any employees or consultants, (ii) has not ever entered into any agreements other than the Operating Agreement and any agreement listed on Schedule 2.6 and (iii) has no material Liabilities other than its obligations under the Operating Agreement as a party thereto.
2.7    Taxes.
(a)    Each Blocker has timely filed all Tax Returns it is required to have filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings). Such Tax Returns are accurate, complete and correct in all material respects. Every Blocker has timely and fully paid all Taxes required to be paid (whether or not shown as due on any Tax Returns) and has adequately reserved in accordance with GAAP for all Taxes (whether or not shown on any Tax Return) that have accrued but are not yet due and payable as of the date hereof. All required estimated Tax payments sufficient to avoid any penalties or interest have been made by or on behalf of the Group Companies. There are no Tax liens upon any of the assets or properties of any Blocker, other than with respect to Taxes not yet due and payable.
(b)    Each Blocker has complied in all material respects with all applicable Laws relating to payment and withholding of Taxes and has correctly withheld and timely remitted to the appropriate Taxing Authority all amounts required to be so withheld and remitted under all applicable Laws. Each Blocker has complied in all material respects with all information reporting and backup withholding requirements in respect of payments made by any such Blocker, including maintenance of required records with respect thereto.
(c)    Each Blocker has made available to Acquiror complete copies of all federal, state, local and foreign income or franchise Tax Returns of such Blocker relating to all Tax periods ending after December 31, 2014. No Blocker has received written notice of any Tax audits, examinations or investigations by any Tax Authority that is currently pending, nor has any Blocker received any written notice from any Tax Authority that such authority intends to conduct such an audit, examination or investigation. No assessment of Tax has been proposed in writing against any Blocker or any of its assets or properties, which remains unpaid or unresolved. No written claim has been made by any Tax Authority in any jurisdiction where such Blocker does not file Tax Returns that such Blocker is or may be subject to Tax by that jurisdiction which remains unresolved. Each Blocker has disclosed on its federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to substantial understatement of federal income Tax within the meaning of Section 6662 of the Code, and no Blocker has been a party to a "listed transaction" within the meaning of Treasury Regulations Section 1.6011-4(b).
(d)    No Blocker has: (i) agreed to or is required to make any adjustments pursuant to Section 481(a) or any corresponding or similar provision of state, local or foreign Tax Law), (ii) requested any extension of time within which to file any Tax Return that is currently in effect other than customary extensions of the due date for filing a Tax Return, (iii) granted any extension for the assessment or collection of Taxes other than pursuant to customary extensions of the due date for filing a Tax Return, which period (after giving effect to extensions) has not yet expired, (iv) granted to any Person any power of attorney that will remain in force following the Closing with respect to any Tax matter, (v) made any election under Section 965(h) of the Code; or (vi) entered into or is bound by or has any obligation under any Tax sharing, Tax allocation, Tax indemnity agreement or similar arrangement (other than pursuant to the customary provisions of an agreement entered into in the ordinary course of business and the primary purpose of which is not related to Taxes).
(e)    No Blocker will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting by the Blocker for a taxable period ending on or prior to the Closing Date; (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax Law) executed by the Blocker on or prior to the Closing Date; (iii) intercompany transaction by the Blocker or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax Law) consummated on or prior to the Closing Date; (iv) installment sale or open transaction disposition made by the Blocker on or prior to the Closing Date; (v) prepaid amount received by the Blocker on or prior to the Closing Date; or (vi) election by the Blocker under Section 108(i) (or any corresponding or similar provision of state, local, or foreign Tax Law).
(f)    No Blocker has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code (or any predecessor provision or comparable provision of state, local or foreign Law), or a member of a combined, consolidated or unitary group for state, local or foreign Tax purposes and has no Liability for Taxes under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign income Tax Law), as transferee or successor, by Contract, or otherwise by operation of Law other than a customary commercial agreement or contract entered into in the ordinary course of business, and the primary purpose of which is unrelated to Taxes.

(g)    Except for such Blocker listed on Schedule 2.7(f), no Blocker is a "controlled foreign corporation" as defined in Section 957 of the Code. No Blocker is a "passive foreign investment company" within the meaning of Section 1297 of the Code.
(h)    Within the past three (3) years, no Blocker has distributed stock of another Person, nor has any Blocker had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.
(i)    Each Blocker has been classified as a corporation for U.S. federal income tax purposes at all times from the date of its incorporation.
(j)    Each Blocker is not a member of the Company's affiliated group (as defined in Section 1504 of the Code, without regard to Section 1504(b) of the Code).
2.8    Litigation. There is not now, nor has there been within the three years preceding the date of this Agreement, any Action pending, nor, to such Blocker's Knowledge, is any Action currently threatened in writing against any Blocker or any officer, manager, independent contractor or Key Employee arising out of their employment, engagement or board relationship with the Blocker, nor is there any reasonable basis therefor: (i) against any Blocker or any officer or manager thereof, as applicable, or (ii) that questions the validity of the Transaction Agreements or the right of the Blocker to enter into the Transaction Agreements, or to consummate the transactions contemplated by the Transaction Agreements. No Blocker nor, to the Blocker's Knowledge, any of their respective officers, employees, independent contractors or managers, as applicable, is a party to or is named in or subject to the provisions of any Order of any court or government agency or instrumentality that would be material to the Blockers (in the case of officers, managers, shareholders or employees, as applicable, such as would materially affect a Blocker). There is no Action by the Blocker pending or which the Blocker intends to initiate. The foregoing includes, without limitation, Actions pending or threatened (or any basis therefor of which the Blocker has Knowledge) involving the prior employment or engagement of any of the Blocker's employees or independent contractors, their services provided in connection with the Blocker, or any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.
2.9    Brokerage. There are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any agreement made by or on behalf of such Blocker.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to and except as set forth in the Disclosure Schedules delivered to Acquiror by the Company concurrently with the execution of this Agreement, the Company hereby represents and warrants to Acquiror that the statements contained in this ARTICLE III are true, correct and complete as of the date hereof and as of the Closing. Unless the context requires otherwise, all references to the Company in this ARTICLE III shall be deemed to refer to all of the Group Companies.

3.1    Organization, Good Standing, Corporate Power and Qualification. The Company is a limited liability company duly organized and validly existing under the laws of the State of Delaware. Each other Group Company is an entity duly organized and validly existing under the laws of its jurisdiction. Each Group Company has all requisite authority to carry on its business as presently conducted and as proposed by the Company to be conducted. Each Group Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would be material to the Group Companies taken as a whole.
3.2    Capitalization.
(a)    The authorized capital of the Company consists, as of the date of this Agreement, of the following:
(i)    Schedule 3.2(a)(i) sets forth the total number of Units of the Company issued and outstanding as of the date hereof. Schedule 3.2(a)(i) identifies each Member of the Company, and, opposite their name, the class and number of Units they own, except Class B Units owned by certain employees of the Company are set forth in the aggregate. As set forth on Schedule 3.2(a)(i), each Member holds such Member's Units free and clear of all Liens. All of the Company's Units are owned by the Members as set forth on Schedule 3.2(a)(i).
(ii)    Schedule 3.2(a)(ii) sets forth a true, correct and complete schedule of all Class B Units and Class C Units of the Company (collectively, the "Profits Interests") and, with respect to each Profits Interest, the grant date, the applicable distribution threshold, the number of Profits Interests subject to the grant, the vesting schedule and whether the holder timely made an election under Section 83(b) of the Code. Other than the Profits Interests set forth on Schedule 3.2(a)(i), there are no outstanding subscriptions, options, restricted units, unit appreciation rights, security-based performance units, "phantom" units, profit participation rights, warrants, incentive equity awards, profits interests, preemptive rights, agreements, arrangements, or commitments of any kind ("Incentive Equity") relating to the issuance or sale of, or outstanding securities convertible into or exercisable or exchangeable for, any Equity Interests of the Company. The Profits Interests issued to the Members of the Company as set forth opposite their names on Schedule 3.2(a)(ii) comprise all of the Incentive Equity outstanding. With respect to each Profits Interests listed on Schedule 3.2(a)(ii), (i) each Profits Interest satisfies the requirements as set forth in Revenue Procedures 93-27 and 2001-43, (ii) each grant of a Profits Interest was duly authorized no later than the date on which the grant of the Profits Interest was by its terms effective by all necessary corporate action, including, as applicable, approval by the Managers, and any required approval by the Members of the Company by the necessary number of votes or written consents, and material terms of each such Profits Interest was communicated to the holder thereof, (iii) each Profits Interest was granted in compliance in all material respects with all applicable Laws and (iv) the Class B and C Units were granted in compliance with all of the terms and conditions of the Operating Agreement and, with respect to the Class B Units, the Company Incentive Plan and have a distribution threshold that was not less than the fair market value of a Unit on the applicable grant date. The Company has furnished to Acquiror complete and accurate copies of the Company Incentive Plan and forms of agreements used thereunder. Other than the Preferred Member Interests (as defined in the Operating Agreement), Profits Interests and Units set forth on Schedule 3.2(a)(i) and Schedule

3.2(a)(ii), there are no other Units, Incentive Equity or other Equity Interests of the Company authorized, reserved for issuance or outstanding. The treatment of Profits Interests under Section 1.3 hereof is permitted under the Company Incentive Plan, applicable Laws, and the underlying individual agreements for such equity awards without obtaining the consent of the holders thereof.
(b)    All of the issued and outstanding Units have been duly authorized and validly issued and are fully paid and nonassessable and to the Company's Knowledge, are free and clear of all Liens. Except as set forth on Schedule 3.2(b), there are no outstanding subscriptions, options, warrants, commitments, preemptive rights, deferred compensation rights, agreements, arrangements or commitments of any kind to which the Company is a party relating to the issuance of, or outstanding securities convertible into or exercisable or exchangeable for, any Units or other Equity Interests in or to the Company. Except as set forth on Schedule 3.2(b), there are no agreements to which the Company or, to the Knowledge of the Company, any Member, is a party with respect to the voting of any Units of the Company or which restrict the transfer of any such Units. Except as set forth on Schedule 3.2(b), there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Units or other Equity Interests in or to the Company. The Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities.
(c)    Except as set forth on Schedule 3.2(a)(ii), there are no agreements pertaining to the Units or Incentive Equity of the Company providing for acceleration of vesting (or lapse of a repurchase right) or other changes in the vesting provisions or other terms of such agreement or understanding upon the occurrence of any event or combination of events.
(d)    Except as set forth in the Operating Agreement, the Company has no obligation (contingent or otherwise) to purchase or redeem any of its Units.
3.3    Subsidiaries. The Company does not currently own or control, directly or indirectly, any Equity Interest in any other Entity other than the Group Companies. None of the Group Companies is a participant in any joint venture, partnership or similar arrangement.
3.4    Authorization. All corporate or similar action required to be taken by the Company in order to authorize the Company to enter into the Transaction Agreements, has been taken or will be taken prior to the Closing. All action on the part of the officers, managers, and Members of the Company necessary for the execution and delivery of the Transaction Agreements and the performance of all obligations of the Company under the Transaction Agreements to be performed as of the Closing has been taken, other than obtaining the Requisite Member Approval. The Transaction Agreements to which the Company is a party, constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.5    Governmental Consents and Filings. Except as set forth on Schedule 3.5 and the Requisite Member Approval, no consent, approval, Order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local Governmental Body is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement.
3.6    Litigation. Except as set forth on Schedule 3.6, there is not now, nor has there ever been, any Action pending, nor, to the Company's Knowledge, is any Action threatened against the Company or any officer, manager, independent contractor or Key Employee arising out of or relating to their employment, engagement or board relationship with the Company, nor is there any reasonable basis therefor: (i) against any Group Company or any officer or manager thereof, as applicable, or (ii) that questions the validity of the Transaction Agreements or the right of the Company to enter into the Transaction Agreements, or to consummate the transactions contemplated by the Transaction Agreements. No Group Company nor, to the Company's Knowledge, any of their respective officers, employees, independent contractors or managers, as applicable, is a party to or is named in or subject to the provisions of any Order of any court or government agency or instrumentality (in the case of officers, managers, shareholders or employees, as applicable, such as would affect a Group Company). There is no Action by the Company pending or which the Company intends to initiate. The foregoing includes, without limitation, Actions pending or threatened (or any basis therefor) involving the prior employment or engagement of any of the Company's employees or independent contractors, their services provided in connection with the Company, or any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.
3.7    Intellectual Property.
(a)    The Company owns, or possesses sufficient legal rights allowing it to use, all Company Intellectual Property in the conduct of the Company's business as now conducted and as presently Proposed by the Company to be conducted in a manner that would not conflict with or Infringe the rights of others. The Company is the sole and exclusive owner of each item of Company Owned IP (including all Company Registered IP and all material unregistered Trademarks listed in Schedule 3.7(b) free and clear of all liens, restrictions, licenses or encumbrances, other than non-exclusive licenses of the Company Owned IP granted to the Company's customers in the ordinary course of business pursuant to the Company's standard form of license. The Company has the sole and exclusive right to bring a claim or suit against a third party for past, present or future Infringement of the Company Owned IP and to retain for itself any damages recovered in any such action.
(b)    The Company has taken commercially reasonable steps to maintain its rights in the Company Intellectual Property and in all registrations and applications for registration of the Company Registered IP. The Company has taken commercially reasonable steps to protect the confidentiality of confidential information and Trade Secrets of the Company, and any third party that has provided any confidential information or Trade Secrets to the Company. Schedule 3.7(b) lists (i) all Company Registered IP and all material unregistered Trademarks used by the Company, (ii) any actions that must be taken by the Company within ninety (90) days of the Closing Date with respect to any of the foregoing, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates, and (iii) any proceedings or actions pending, or to the Company's Knowledge, threatened before any court. Governmental Body, arbiter or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) to which the Company is or was a party and in which claims are or were raised relating to the validity, enforceability, scope, ownership or Infringement of any of the Company Registered IP. With respect to each item of Company Registered IP: (A) all registration, maintenance and renewal fees that have become due to date have been paid, and all necessary documents and certificates required to be filed with the relevant Patent, copyright, trademark or other authorities, Governmental Bodies, or registrars in the United States or foreign jurisdictions, as the case may be, to date for the purposes of maintaining the Company Registered IP have been timely filed; (B) each such item is currently in compliance with formal legal requirements (including payment of filing, examination and maintenance fees and proofs of use); (C) each such item is subsisting, and valid and enforceable; and (D) each such item is not subject to any past due and unpaid maintenance fees. The Company has not misrepresented, or failed to disclose, any material facts or circumstances in connection with any Company Registered IP that would constitute Fraud or a misrepresentation with respect to such registration or application or that would otherwise affect the enforceability of any Company Registered IP.
(c)    Except as set forth on Schedule 3.7(c), all Company Owned IP is fully transferable, alienable, and licensable to any Person whatsoever by the Company without restriction and without payment of any kind to any third party. Neither this Agreement nor the transactions contemplated by this Agreement, will cause: (i) the Company to grant to any third party any right to or with respect to any Company Intellectual Property, (ii) the Company to be bound by, or subject to, any non-compete, non-solicit or other restriction on the operation or scope of its business, (iii) the Company to lose any rights in or to any Company Intellectual Property, or (iv) the Company to be in violation of any Contract provision (including restriction on assignment) or to be obligated to pay any royalties or other fees or consideration with respect to any Intellectual Property of any third party in excess of those payable by the Company in the absence of this Agreement or the transactions contemplated hereby.
(d)    Schedule 3.7(d) lists all Company Products by name or version number, as applicable, and identifies any third party Software (except for Shrink Wrap Code) that is included in the Company Products. With respect to Company Products: (i) there are no unresolved defects, malfunctions or nonconformities that would reasonably be expected to prevent any Company Product from performing in all material respects in accordance with applicable documentation or otherwise be material to any Group Company, (ii) there have been and are no claims asserted against the Company or any of its customers or distributors related thereto, nor to the Company's Knowledge have there been any threats thereof; and (iii) the Company has not been nor is required to recall, or otherwise provide notices regarding the operation of, any Company Products. All Company Products are free of any "back door," "time bomb," "Trojan horse," "worm," "drop dead device," "virus" or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such Company Product, or data or other software of users ("Contaminants"). The Company has taken commercially reasonable steps to prevent the introduction of Contaminants into Company Products and Company Owned IP.

(e)    To the Company's Knowledge, no Person is Infringing any Company Owned IP, except as set forth on Schedule 3.7(e).
(f)    Schedule 3.7(f) lists all Contracts under which a third party licenses or provides any Intellectual Property (including covenants not to sue, non-assertion provisions or releases or immunities from suit that relate to Intellectual Property) to the Company or any of its subsidiaries, excluding any non-disclosure agreements entered into in the ordinary course of business and licenses for Shrink Wrap Code, for Open Source Software, and for a customer's Intellectual Property solely to enable the Company to provide Company Products to such customer. The Company is in compliance with all such licenses governing third party Intellectual Property. Other than Intellectual Property licensed to the Company under the licenses set forth in Schedule 3.7(f) and Intellectual Property explicitly excluded from the disclosure requirement for Schedule 3.7(f), no third party Intellectual Property is used in or necessary for the conduct of the business of the Company and any Group Companies as it currently is conducted or as currently Proposed to be conducted, including the design, development, manufacture, use, hosting, marketing, import for resale, distribution, provisioning, licensing out and/or sale of all Company Products.
(g)    The operation of the business of the Company as it has been conducted since the inception of the Company, as currently conducted and as is currently Proposed to be conducted, and the design, development, use, hosting, import, branding, advertising, promotion, marketing, manufacture, sale, offer for sale, provision, distribution and licensing out of any Company Product has not and does not Infringe any Intellectual Property of any Person. The Company has not received any communications asserting that the Company has violated or, by conducting its business, would violate any of Intellectual Property of any other Person. The Company has not received, and is not aware of any facts that indicate a likelihood of receiving, written notice from any Person directing the Company to review or consider the applicability of such Person's Intellectual Property to the business and/or the Company Intellectual Property or claiming that the operation of the business of the Company or any act, product, technology or service of the Company Infringes any Intellectual Property Right of any Person (including, without limitation, any demand or request that the Company license any rights from a third party).
(h)    The Company has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company's business.
(i)    It has not been necessary to use any inventions of any of the Company's employees, consultants or independent contractor (or Persons it currently intends to hire) made prior to their employment or engagement, as applicable, by the Company.
(j)    Each current and former employee, consultant and independent contractor of the Company has assigned to the Company all Intellectual Property he or she developed for or on behalf of the Company that are related to the Company's business as now conducted and as presently Proposed to be conducted. Copies of the Company's standard form of proprietary information, confidentiality and assignment agreement for employees (the "Employee Proprietary Information Agreement") and the Company's standard form of consulting agreement containing proprietary information, confidentiality and assignment provisions for consultants or independent contractors (the "Consultant Proprietary Information Agreement" and collectively with the Employee Proprietary Information Agreements, the "Proprietary Information Agreements") have been made available to Acquiror. Each (i) current and former employee of the Company or any of the Group Companies, (ii) current and former consultant or independent contractor of the Company or any of the Group Companies, and (iii) individual who has been involved in the creation, invention or development of Intellectual Property or Company Products for or on behalf of the Company or any Group Company (each, a "Contributor"), has executed and delivered, and to the Company's Knowledge is in compliance with, the applicable form of Employee Proprietary Information Agreement or Consultant Proprietary Information Agreement or a similar agreement that does not deviate in any material respect from such standard forms. Without limiting the foregoing, no Contributor owns or has any right, claim, interest or option, including the right to further remuneration or consideration or to assert any Moral Rights, with respect to Company Products or Company Owned IP, nor has any current or former employee, consultant or independent contractor made any assertions with respect to any alleged ownership or any such right, claim, interest or option, nor threatened any such assertion.
(k)    No third party that has licensed (including by means of covenant not to sue) or provided any material Intellectual Property to the Company or any subsidiary thereof has retained ownership of or license rights under any such Intellectual Property in any modifications, improvements or derivative works made solely or jointly by or for the Company.
(l)    To the Company's Knowledge, no Company Owned IP is subject to any Order, any proceeding in which an Order is sought, or any agreement, that does or would in any manner restrict, condition and/or materially affect the validity or enforceability thereof, or the use, transfer or licensing thereof by the Company.
(m)    No funding, facilities or resources of any government, university, college, other educational institution, multi-national, bi-national or international organization or research center was used in the development of the Company Products or Company Owned IP. The Company is not nor ever was a member or promoter of, or a contributor to, any industry standards body or other organization that could require or obligate the Company to grant or offer to any other Person any license or right to any Company Owned IP.
(n)    Schedule 3.7(n) lists all Open Source Software that has been incorporated into, integrated with, combined with or linked to any Company Product or Company Owned IP in any way, or from which any Company Product or Company Owned IP was derived, and indicates whether (and, if so, how) the Open Source Software was modified and/or distributed out by the Company or any of its subsidiaries). The Company has not used Open Source Software in any manner that would or could, with respect to any Company Product or any Company Owned IP, (i) require its disclosure or distribution in source code form, (ii) require the licensing thereof for the purpose of making derivative works, (iii) impose any restriction on the consideration to be charged for the distribution thereof, (iv) create, or purport to create, obligations for the Company with respect to Company Owned IP or grant, or purport to grant, to any third party, any rights or immunities under Company Owned IP or (v) impose any other material limitation, restriction, or condition on the right of the Company with respect to its use or distribution. With respect to any Open Source Software that is or has been used by the Company in any way, the Company and each of the Group Companies has been and is in compliance with all applicable licenses with respect thereto.
(o)    Except as set forth on Schedule 3.7(o), neither the Company nor, to the Knowledge of the Company, any other Person acting on its behalf, has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any source code for any Company Product or Company Owned IP, except for disclosures to Contributors under binding written agreements that prohibit use or disclosure except in the performance of services to the Company.
(p)    The Company is, and at all times has been, in compliance in all material respects with (A) all applicable Laws and U.S. and non-U.S. rules and regulations pertaining to (i) data security, cyber security, and e-commerce, including, in each case, the rules implemented thereunder, and (ii) the collection, storage, use, access, disclosure, processing, security, and transfer of Personal Data (referred to collectively in this Agreement as "Data Activities") ((i) and (ii) together "Privacy Laws") and (B) all Contracts (or portions thereof) to which the Company is a party that are applicable to Data Activities (collectively, "Privacy Agreements"). The Company has delivered to Acquiror accurate and complete copies of all of the Privacy Agreements.
(q)    The Company has implemented written policies relating to Data Activities, including, without limitation, a publicly posted privacy policy and a comprehensive information security program that includes appropriate written information security policies ("Privacy and Data Security Policies"). The Company has made available a true, correct, and complete copy of each Company Privacy and Data Security Policy in effect in the three (3) years prior to the date hereof. At all times, the Company has been and is in compliance, with all such Privacy and Data Security Policies, has at all times made all disclosures to users or customers required by applicable Laws, and none of such disclosures made or contained in any such Privacy and Data Security Policies has been inaccurate, misleading or deceptive or in violation of any applicable Laws. The Company has provided all necessary notifications to, and has obtained all appropriate consent from, Persons regarding its Data Activities. Neither the execution, delivery, or performance of this Agreement, nor the consummation of any of the transactions contemplated under this Agreement will violate any of the Privacy Agreements, Privacy and Data Security Policies or any applicable Privacy Laws.
(r)    There is no pending, nor has there ever been any, complaint, audit, proceeding, investigation, or claim against the Company initiated by (a) any Person or entity; (b) the United States Federal Trade Commission, any state attorney general or similar state official; (c) any other Governmental Body, foreign or domestic; or any regulatory or self-regulatory entity alleging that any Data Activity of the Company: (A) is in violation of any applicable Privacy Laws, (B) is in violation of any Privacy Agreements, (C) is in violation of any Privacy and Data Security Policies, or (D) otherwise constitutes an unfair, deceptive, misleading or abusive trade practice.
(s)    At all times, the Company has taken commercially reasonable steps (including, without limitation, implementing, maintaining, and monitoring compliance with government-issued or industry standard measures with respect to administrative, technical and physical security) to ensure that all Personal Data and Customer Data in its possession or control is protected against damage, loss, and against unauthorized access, acquisition, use, modification, disclosure or other misuse. There has been no unauthorized access, use, or disclosure of Personal Data or Customer Data in the possession or control of the Company or to the Knowledge of the Company, any of its contractors with regard to any Personal Data or Customer Data obtained from or on behalf of the Company, nor has there been any unauthorized intrusions or breaches of security into any Information Systems. The Company contractually requires all third parties, including vendors, affiliates, and other persons providing services to the Company that have access to or receive Personal Data or Customer Data from or on behalf of the Company to comply with all applicable Privacy Laws, and to take commercially reasonable steps to ensure that all Company Personal Data and Customer Data in such third parties' possession or control is protected against damage, loss, and against unauthorized access, acquisition, use, modification, disclosure or other misuse. The Company has implemented and maintained, consistent with its contractual and other obligations to other Persons, commercially reasonable security and other measures necessary to protect all computers, networks, software and systems owned or controlled by the Company and used in connection with the operation of the Company business (the "Information Systems") from viruses and unauthorized access, use, modification, disclosure or other misuse. There have been no unauthorized intrusions or breaches of the security of the Company's Information Systems.
(t)    There are no pending or, to the Company's Knowledge, threatened claims for which the Company must provide an indemnification or assume any other obligation for any actual or alleged Infringement by the Company.
3.8    Compliance with Other Instruments. The Company is not in violation or default in any material respect of (i) any provisions of its Organizational Documents or (ii) of any Order. The execution, delivery and performance of the Transaction Agreements to which the Company is a party and the consummation of the transactions contemplated by the Transaction Agreements to which the Company is a party will not result in any such violation or default or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a violation of the Organizational Documents, (ii) a violation or default under any such Order or (iii) results in the creation of any Lien upon any assets of the Company or, to the Company's Knowledge, the suspension, revocation, forfeiture, or nonrenewal of any permit or license applicable to the Company.
3.9    Agreements; Actions.
(a)    Schedule 3.9(a) sets forth all Contracts or proposed transactions to which the Company is a party or by which it is bound (other than the Transaction Agreements and Contracts governing purchases of the Company's services pursuant to the Company's standard form customer agreement) that involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $150,000, (ii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other Person or that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, (iii) Contracts for the lease of real property or real property interests to or by the Company, (iv) Contracts for Indebtedness, (v) Contracts with any Governmental Body, (vi) the grant by any Person of a power of attorney, (vii) Contracts between the Company and any other Person wherein or whereby the Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the Infringement by the Company or such other Person of the Intellectual Property of any third party; and (viii) any other Contract, the termination or breach of which would be, or would be reasonably expected to be material to the Company.
(b)    With respect to each such Contract required to be set forth on Schedule 3.7(f), Schedule 3.7(n), Schedule 3.7(o) or Schedule 3.9(a) (collectively, the "Material Contracts"): (i) such Material Contract is legal, valid, binding, enforceable, to the Company's Knowledge free and clear of any Lien, and in full force and effect on identical terms as set forth in the copies provided to Acquiror; (ii) neither the Company, nor to the Company's Knowledge, the other party(ies) thereto, is in breach or default is in breach or default or has threatened to breach or default, and no event has occurred, or will occur as a result of the transactions contemplated hereby, which with notice or lapse of time would constitute a breach or default, or permit termination, or acceleration, under such Material Contract; (iii) neither the Company, nor to the Company's Knowledge, the other party(ies) thereto, have repudiated or, to the Company's Knowledge, threatened to repudiate any provision of such Material Contract, and there is no dispute pending or threatened in writing under any such Material Contract; and (iv) except as set forth on Schedule 3.9(b)(iv) no such Material Contract would require consent for Acquiror to acquire the Company, as contemplated by this Agreement, or operate the business of the Company as it is currently being operated.
(c)    Except as set forth on Schedule 3.9(c), the Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any of its Equity Interests, (ii) incurred any Indebtedness or incurred any other liabilities individually in excess of $100,000, (iii) made any loans or advances to any Person, other than advances for travel expenses in the ordinary course of business, or (iv) other than in the ordinary course of the Company's business, sold, exchanged or otherwise disposed of any of its assets or rights. For the purposes of subsections (c) and (d) of this Section 3.9, all Indebtedness, liabilities, Contracts and proposed transactions involving the same Person (including any other Persons the Company has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsection.
(d)    No Group Company is a guarantor or indemnitor of any Indebtedness of any other Person.
3.10    Certain Transactions.
(a)    Other than (i) Proprietary Information Agreements and standard employee benefits generally made available to all employees (each of which is listed on Schedule 3.15(a)), (ii) standard manager and officer indemnification agreements approved by the Board, and (iii) issuance of Class B and Class C Units, in each instance, approved in the written minutes or consents of the Board, there are no agreements, understandings or proposed transactions between the Company and any of its officers, managers, consultants, independent contractors, or Key Employees, or any Affiliate thereof.
(b)    The Company is not indebted, directly or indirectly, to any of its Managers, officers, directors, employees, consultants or independent contractors, as applicable, or to any of their respective spouses or children or, to the Company's Knowledge, to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business and, with respect to the Company's officers and employees, for other customary employee benefits made generally available to all employees. None of the Company's managers, officers or Key Employees, as applicable, or any member of their immediate families, or, to the Company's Knowledge, any Affiliate of the foregoing (i) are, directly or indirectly, indebted to the Company or, (ii) to the Company's Knowledge, have any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company except that managers, officers or employees, as applicable, of the Company may own stock in (but not exceeding 2% of the outstanding capital stock of) publicly traded companies that may compete with the Company. None of the Company's Members, Key Employees or any members of their immediate families or, to the Company's Knowledge, any Affiliate of any of the foregoing is, directly or indirectly, interested in any Contract with the Company.
3.11    Title to Property and Assets; Leases.
(a)    The Company does not own any real property, nor has the Company ever owned any real property. Schedule 3.11(a) sets forth a list of all real property currently leased, subleased or licensed by or from the Company or otherwise used or occupied by the Company (the "Leased Real Property"), the name of the lessor, licensor, sublessor, master lessor and/or lessee, the date and term of the lease, license, sublease or other occupancy right and each amendment thereto, the size of premises and the aggregate annual rental payable thereunder. The Company made available to Acquiror true, correct and complete copies of all leases, lease guaranties, licenses, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including all amendments, terminations and modifications thereof (the "Lease Agreements"). All such Lease Agreements are in full force and effect and are valid and enforceable in accordance with their respective terms. There is not, under any Lease Agreements, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) of the Company, or to the Company's Knowledge, any other party thereto. The Company currently occupies all of the Leased Real Property for the operation of its business, and there are no other parties occupying, or with a right to occupy, the Leased Real Property.
(b)    All Leased Real Property is in good operating condition and repair and is suitable for the conduct of the Company's business as presently conducted therein. Neither the operation of the Company on the Leased Real Property nor such Leased Real Property, violates any Law relating to such property or operations thereon. The Company would not be required to expend more than $50,000 in causing any Leased Real Property to comply with the surrender conditions set forth in the applicable Lease Agreement. The Company has performed in all material respects, its obligations under any termination agreements pursuant to which it has terminated any leases of real property that are no longer in effect and has no continuing liability with respect to such terminated real property leases. The Company is not a party to any Contract or subject to any claim that could require the payment of any real estate brokerage commissions, and no such commission is owed with respect to any of the Leased Real Property. The Company does not owe any brokerage commissions or finders' fees with respect to any Leased Real Property and would not owe any such fees if any existing Lease Agreement were renewed pursuant to any renewal options contained in such Lease Agreements.
(c)    The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except (i) as reflected in the Financial Statements, or (ii) Permitted Liens.
(d)    All equipment owned or leased by the Company currently in use and held for future use is (i) adequate for the conduct of the business of the Company as currently conducted and as currently contemplated to be conducted, and (ii) in good operating condition, regularly and properly maintained, subject to normal wear and tear.
3.12    Financial Statements. The Company has delivered to Acquiror true, correct and complete copies of its audited consolidated financial statements for the twelve-month periods ended December 31, 2017 and December 31, 2018, and its unaudited consolidated financial statements for the period from January 1, 2019 through August 31, 2019 (collectively, the "Financial Statements"). The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except that the unaudited Financial Statements may not contain all footnotes required by GAAP. The Financial Statements fairly present the consolidated financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, in all material respects. Except as set forth in the Financial Statements, the Company has no liabilities or obligations, contingent or otherwise, other than liabilities incurred in the ordinary course of business since the date of the most recent Financial Statements, which, in all such cases, individually and in the aggregate are not material to the consolidated financial condition and operating results of the Company. The Company maintains and will continue to maintain until and including the Closing Date a standard system of accounting established and administered in accordance with GAAP.
3.13    Changes. Since December 31, 2018, there has not occurred any Material Adverse Effect. From such date, the Company has conducted its business only in the ordinary course of business consistent with past practices, and the Company has not had:
(a)    any failure to preserve intact the Company's present business organization and to keep available the services of its officers, managerial personnel and employees or independent contractors and preserve its relationships with customers, suppliers and others having business dealings with it;
(b)    any failure to maintain its assets in their current condition, except for ordinary wear and tear;
(c)    any waiver or compromise by the Company of a valuable right or of a debt owed to it;

(d)    any satisfaction or discharge of any Lien or payment of any obligation by the Company, except in the ordinary course of business and the satisfaction or discharge of which would not have a Material Adverse Effect;
(e)    any change to a Material Contract by which the Company or any of its assets is bound or subject;
(f)    adoption, amendment or termination of any employee severance, change of control or retention plan, agreement or similar arrangement;
(g)    any material change in any compensation arrangement or agreement with any employee, officer, manager, independent contractor or Key Employee, as applicable;
(h)    except as set forth on Schedule 3.13(h), any resignation or termination of employment of any officer or employee of the Company;
(i)    any Lien created by the Company, with respect to any of its properties or assets, except for Permitted Liens;
(j)    any loans or guarantees made by the Company to or for the benefit of its employees, officers or managers, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business consistent with past practices;
(k)    any declaration, setting aside or payment or other distribution in respect of any of the Company's securities, or any direct or indirect redemption, purchase, or other acquisition of any of such securities by the Company;
(l)    any sale, assignment or transfer of any Company Owned IP;
(m)    receipt of notice that there has been a loss of, or order cancellation by, any Major Customer;
(n)    any material change in the Tax reporting or Tax accounting policies or practices used by it, any change in a Tax election, any amendments to any Tax Return, any entry into a closing agreement within the meaning of Section 7121 of the Code with a Tax Authority, settlement of any Tax claim or assessment with any Tax Authority or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment other than in connection with customary extensions of the due date for filing a Tax Return;
(o)    any change of the accounting principles, practices or procedures used by it;
(p)    any change of its practices and procedures with respect to the collection of accounts receivable or material change to discount the amount of any account receivable or extended any other incentive (whether to the account debtor or any employee or third party responsible for the collection of receivables) with respect thereto;

(q)    any change in the assets, liabilities, financial condition or operating results of the Company, except changes in the ordinary course of business that have not had a Material Adverse Effect; or
(r)    any arrangement or commitment by the Company to do any of the things described in this Section 3.13.
3.14    Compliance with Laws. The Company is currently and has been in compliance in all material respects with all applicable Laws. The Company's operation of its business does not conflict with and is in compliance, in all material respects, with all applicable regulatory Laws and requirements. No investigation or review by any Governmental Body is pending as of the date hereof or has been threatened in writing prior to the date hereof, against the Company.
3.15    Employee Matters/ERISA.
(a)    Schedule 3.15(a) sets forth a list of all full-time employees, part-time employees, Managers, consultants and independent contractors as of the date hereof and sets forth each individual's title (or, with respect to consultants and independent contractors over the past year, a brief description of the nature of work performed), service dates, name of employing or engaging entity, visa status and type for employees who are not citizens of the jurisdiction in which they provide services to a Group Company, status as exempt or non-exempt, and all compensation, including salary, guaranteed bonus, commissions, severance obligations, profit sharing, incentive plan, phantom equity Contract or plan, long-service pay and deferred compensation paid or payable for each employee, Manager, consultant and independent contractor of the Company and the primary work location of each such employee, Manager, consultant and independent contractor.
(b)    To the Company's Knowledge, none of its managers, officers, employees, consultants, independent contractors, agents or representatives is obligated under any Contract or subject to any Order of any court or administrative agency, that would interfere with such individual's ability to provide services to any Group Company. Neither the execution or delivery by the Company of the Transaction Agreements, nor the carrying on of the Company's business by any such individual, nor the conduct of the business as currently conducted and as presently Proposed to be conducted, will, to the Company's Knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any Contract under which any such individual is now obligated.
(c)    Other than compensation and benefits due and payable in the ordinary course of business and consistent with past practices, the applicable Group Company (or Lender Performance Group I, LLC) has paid to its employees, consultants, independent contractors, and other service providers all wages, salaries, commissions, bonuses, wage premiums, any other paid benefits and any other compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such employees, consultants, or independent contractors. Each Group Company has complied with, and is in compliance in all material respects with, all applicable laws respecting employment, employment practices, labor, terms and conditions of employment, occupational health and safety, layoffs, plant closing or reductions in force, worker classification and wages, leave, workers' compensation, and collective bargaining as well as laws prohibiting discrimination, harassment, and retaliation. Each Group Company has withheld and paid to the appropriate Governmental Body or is holding for payment not yet due to such Governmental Body all amounts required to be withheld from employees of the Group Company and is not liable for any arrears of wages, taxes, penalties, or other sums for failure to comply with any of the foregoing.
(d)    Since January 1, 2018, the Company or its Affiliates (or Lender Performance Group I, LLC) has conducted background checks of the Group Company's employees when required by business need or contract, and obtained all required consent forms. Each Group Company's use of information obtained from such background checks has been and is compliant in all material respects with all applicable Laws and background check reports and verifications have been maintained consistent in all material respects with all applicable Laws, including applicable privacy and data security Laws. Each Group Company further complied in all material respects with the Fair Credit Reporting Act and other similar Laws prior to taking any adverse employment action.
(e)    To the Company's Knowledge, no Key Employee intends to terminate employment with any Group Company or is otherwise likely to become unavailable to continue as an employee of any Group Company. No Group Company has a present intention to terminate the employment of any employee. The employment of each employee of the Group Companies is terminable at the will of the applicable Group Company without modification by an employment agreement, except as otherwise required by applicable Law. Except as required by Law or as set forth in any written agreement, upon termination of the employment of any at-will employees, no severance or other payments will become due. The Company has no written policy of paying severance pay or any form of severance compensation to at-will employees in connection with the termination of employment services.
(f)    No Group Company or, to the Company's Knowledge, any Member has made to any officer, employee, manager, consultant or independent contractor, as applicable, any representations regarding equity incentives or other rights to or in respect of any Equity Interests in the Company.
(g)    Except as set forth on Schedule 3.15(g), each former executive officer or vice president employee of any Group Company whose employment was terminated by a Group Company on or after January 1, 2018 has entered into an agreement with such Group Company providing for the full release of any claims against such Group Company arising out of such employment.
(h)    Schedule 3.15(h) sets forth each Company Employee Plan. No Group Company or any member of a controlled group (within the meaning of Code Section 414(a)) of any Group Companies (each an "ERISA Affiliate") has ever sponsored or maintained or had any Liabilities relating to any plan subject to Title IV of ERISA, Section 412 of the Code, or any other defined benefit pension plan (within the meaning of ERISA Section 3(35)). No Company Employee Plan that is a defined benefit pension plan (within the meaning of ERISA section 3(35)) has any unfunded or underfunded (or uninsured or underinsured, where applicable) liabilities or obligations. At no time has a Group Company or any ERISA Affiliate thereof contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). No Group Company has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan or to any plan described in Section 413 of the Code. No Group Company has any commitment or intent to amend any existing Company Employee Plan or create any new arrangement that would be a Company Employee Plan, except as required by applicable Law. Each Company Employee Plan can be amended, terminated or otherwise discontinued in accordance with its terms, without the consent of plan participants and without liability to any Group Company other than ordinary administrative expenses and the payment of any accrued benefits.
(i)    With respect to each Company Employee Plan, the Company has made available to Acquiror true, complete and correct copies of (to the extent applicable): (i) correct and complete copies of all documents pursuant to which the Company Employee Plan is maintained, funded and administered (including the plan and trust documents, any amendments thereto, the summary plan descriptions, and any insurance contracts or service provider agreements), other than such documents for a plan sponsored or maintained by a governmental entity, a union/employer board of trustees, or any other entity that is not an ERISA Affiliate of a Group Company that have not been provided to the Company; (ii) the three most recent annual reports (Form 5500 series) and all schedules and financial statements attached thereto; and, except for any such plan for which there is no obligation under applicable Law to file such reports; (iii) the most recent determination, opinion, or advisory letter received from the IRS or other applicable Governmental Body, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA or by any other applicable law with respect to each Company Employee Plan, (v) all material written Contracts relating to each Company Employee Plan, including all administrative service Contracts and group insurance Contracts, (vi) all material communications provided by the Company to any employee or employees relating to any Company Employee Plan and any proposed Company Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability to the Company, (vii) all correspondence between the Company and any Governmental Entity relating to any Company Employee Plan, other than routine correspondence in the normal course of operations of such Company Employee Plan, (viii) model forms and related notices, if any, under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") or the Health Insurance Portability and Accountability Act of 1996, as amended ("HIPAA"), (ix) policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, if any, and (x) all discrimination tests for each Company Employee Plan for the three (3) most recent plan years, if any.
(j)    Each Company Employee Plan has been registered, operated and administered in all material respects in compliance with its terms and the applicable provisions of ERISA, the Code, and all other applicable Laws, including but not limited to automatic enrollment obligations under the UK Pensions Act 2008. With respect to each Company Employee Plan, and to the Company's Knowledge, with respect to each Company Employee Plan, all required payments, premiums, contributions, or reimbursements for all periods ending prior to or as of the Closing Date have been made within the time prescribed by such Company Employee Plan or applicable Law or have been properly accrued.

(k)    Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and is a prototype or volume submitter plan that may rely on an opinion or advisory letter received from the IRS. To the Company's Knowledge, nothing has occurred and no circumstance exists that could adversely affect the qualified status of such Company Employee Plan or result in a requirement to voluntarily correct any qualification defects to maintain the qualified status of the plan. No Company Employee Plan that is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA has ever held, within the meaning of ERISA, employer real property or employer securities as a plan assets.
(l)    There are no pending or, to the Company's Knowledge, threatened actions, audits, suits, investigations or claims with respect to any Company Employee Plan (other than routine claims for benefits), except for the portion of such plan sponsored or maintained by a governmental entity, a union/employer board of trustees, or any other entity that is not an ERISA Affiliate of a Group Company and which does not cover employees of any Group Company (or their dependents). To the Company's Knowledge, there has been no prohibited transaction with respect to any Company Employee Plan which could subject any Company Employee Plan, any Group Company, or any officer, manager or employee of any of the foregoing to a material penalty or tax under Section 502(i) of ERISA or Section 4975 of the Code, except for the portion of any plan sponsored by a governmental entity, a union/employer board of trustees, or any other entity that is not an ERISA Affiliate of a Group Company and which does not cover employees of the Company (or their dependents).
(m)    No Group Company has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that provides group health benefits to employees (including any such plan pursuant to which a stop loss policy or contract applies). Each Group Company and each Company Employee Plan has, prior to the date hereof, complied with the Patient Protection and Affordable Care Act of 2010, as amended, COBRA, the Family Medical Leave Act of 1993, as amended, HIPAA, the Women's Health and Cancer Rights Act of 1998, as amended, the Newborns' and Mothers' Health Protection Act of 1996, as amended, and any similar provisions of foreign or state law applicable to its employees or compliance with those provisions has been delegated to a third-party administrator, and no Group Company has any Knowledge of any non-compliance by such administrator. No Group Company has any unsatisfied obligations to any employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state or local Law governing health care coverage or extension (other than obligations which are currently being fulfilled by a Group Company). No Company Employee Plan provides, or reflects or represents any liability to provide, post termination or retiree life insurance, health or other welfare benefits to any person for any reason, except as may be required by COBRA, and no Group Company has represented, promised or contracted (whether in oral or written form) to any employee (either individually or to employees as a group) or any other person that such employee(s) or other person would be provided with life insurance, health or other employee welfare benefits post-termination, except to the extent required by statute.
(n)    Neither the execution and delivery of this Agreement nor transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any current or former manager, officer, employee or independent contractor of any Group Company from the Group Company or under any Company Employee Plan or otherwise, (ii) increase any benefits otherwise payable under any Company Employee Plan, or (iii) result in any acceleration of the time of payment, vesting or funding of any payment or benefit.
3.16    Insurance. The Company has in full force and effect fire and casualty insurance policies with extended coverage, sufficient in amount (subject to reasonable deductions) to allow it to replace any of its properties that might be damaged or destroyed. Schedule 3.16 lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and managers of the Company, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. All claims, events, and occurrences in the past two years that may be covered under any policy of insurance have been noticed pursuant to the conditions in such policy. There is no claim by the Company pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed or that the Company has a reason to believe will be denied or disputed by the underwriters of such policies or bonds. In addition, there is no pending claim of which its total value (inclusive of defense expenses) will exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing Date) and the Company is otherwise in material compliance with the terms of such policies and bonds. Such policies and bonds (or other policies and bonds providing substantially similar coverage) are in full force and effect. The Company has no Knowledge or reasonable belief of threatened termination of, or premium increase with respect to, any of such policies. The Company has never maintained, established, sponsored, participated in or contributed to any self-insurance plan.
3.17    Taxes.
(a)    All Tax Returns required to be filed by or on behalf of the Group Companies have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all material respects. All Taxes payable by or on behalf of the Group Companies (whether or not shown on any Tax Return) have been fully and timely paid. All required estimated or installment Tax payments sufficient to avoid any penalties or interest have been made by or on behalf of the Group Companies. There are no Tax liens upon any of the assets or properties of the Group Companies, other than with respect to Taxes not yet due and payable.
(b)    The Group Companies have complied in all material respects with all applicable Laws relating to payment and withholding of Taxes and have correctly withheld and timely remitted to the appropriate Taxing Authority all amounts required to be so withheld and remitted under all applicable Laws, including under Code Section 1446(a). The Group Companies have collected all sales and use Taxes required to be collected, and has timely remitted such amounts the appropriate Taxing Authorities. The Group Companies complied in all material respects with all information reporting and backup withholding requirements in respect of payments made by any Group Company, including maintenance of required records with respect thereto.
(c)    The Company has made available to Acquiror complete copies of all federal, state, local and foreign income or franchise Tax Returns of the Group Companies relating to all Tax periods ending after December 31, 2014. No Group Company has received written notice of any Tax audits, examinations or investigations by any Tax Authority that is currently pending, nor has any Group Company received any written notice from any Tax Authority that such authority intends to conduct such an audit, examination or investigation which has not been resolved or settled. No assessment of Tax has been proposed in writing against any Group Company or any of its assets or properties, which remains unpaid or unresolved. No written claim has been received by a Group Company from a Tax Authority in a jurisdiction where the Group Companies do not file Tax Returns to the effect that any Group Company is or may be subject to Tax in that jurisdiction. No Group Company has or ever had a permanent establishment (within the meaning of an applicable double taxation arrangement) in any country other than the country of formation, or has engaged in a trade or business in any country other than the country of its formation that subjected it to Tax in such country. The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income Tax within the meaning of Section 6662 of the Code, and the Company has not been a party to a "reportable transaction" within the meaning of Treasury Regulations Section 1.6011-4(b).
(d)    No Group Company has: (i) agreed to or is required to make any adjustments pursuant to Section 481(a) or any corresponding or similar provision of state, local or foreign Tax law; (ii) requested any extension of time within which to file any Tax Return that is currently in effect other than customary extensions of the due date for filing a Tax Return, (iii) granted any extension for the assessment or collection of Taxes other than pursuant to customary extensions of the due date for filing a Tax Return, which period (after giving effect to extensions) has not yet expired, (iv) granted to any Person any power of attorney that will remain in force following the Closing with respect to any Tax matter, (v) made any election under Section 965(h) of the Code; or (vi) entered into or is bound by or has any obligation under any Tax sharing, Tax allocation, Tax indemnity agreement or similar arrangement (other than pursuant to the customary provisions of an agreement entered into in the ordinary course of business and the primary purpose of which is not related to Taxes).
(e)    No Group Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax Law) executed on or prior to the Closing Date; (iii) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) election under Section 108(i) (or any corresponding or similar provision of state, local, or foreign Tax Law).

(f)    No Group Company has any liability for Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Tax Law), as a transferee, or successor, by Contract, or otherwise by operation of Law other than a customary commercial agreement or contract entered into in the ordinary course of business, the primary purpose of which is not related to Taxes.
(g)    Except for such subsidiaries listed on Schedule 3.17(g), no Group Company is a "controlled foreign corporation" as defined in Section 957 of the Code. For so long as the Company has held an interest in any subsidiary set forth on Schedule 3.17(g), the Company has been a "United States shareholder" of such subsidiary within the meaning of Sections 951(b) and 1297(d) of the Code. No Group Company is a "passive foreign investment company" within the meaning of Section 1297 of the Code.
(h)    The entity classification of each Group Company for U.S. federal income tax purposes is set forth on Section 3.17(h).
(i)    Except for such subsidiaries listed on Schedule 3.17(i), each Group Company is in material compliance with all applicable transfer pricing Laws and regulations, including the maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology.
(j)    The Company has a valid Code Section 754 election in place. The Company had a valid Code Section 754 election in place at the time when each Blocker purchased its respective membership interest in the Company.
(k)    Other than Profit Interests issued in accordance with Revenue Procedures 93-27 and Revenue Procedures 2001-43, no person holds equity interests in a Group Company that are non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been timely made.
(l)    Except as set forth in Schedule 3.17(l), no Group Company is, or has been, a party to any contract, plan or arrangement that is a "nonqualified deferred compensation plan" (as defined in Section 409A(d)(1) of the Code). Each such nonqualified deferred compensation plan has been at all times in documentary and operational compliance with Code Section 409A. No Group Company is a party to, or otherwise obligated under, any contract, plan or arrangement that provides for a reimbursement or gross up of Taxes imposed by Code Section 409A and any similar state Law.
(m)    Neither the Company nor, to the Company's Knowledge, any Group Company, has made any payments, or is obligated to make any payments or is a party to any contract, plan or arrangement that, alone or in combination with other circumstances, would reasonably be expected to obligate it to make any payments that would not be deductible under Section 280G of the Code or result in the payment of an excise tax by any person under Section 4999 of the Code.

3.18    Permits. Schedule 3.18 sets forth all franchises, permits, licenses and any similar authority necessary for the conduct of the Company's business. The Company holds all such franchises, permits, licenses or other similar authority and is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.
3.19    Corporate Documents. The Organizational Documents of the Company are in the form made available to Acquiror. The copy of the minute books of the Company made available to Acquiror contains minutes of all meetings of the Members and Managers, and all actions by written consent without a meeting by the Members and Managers, and accurately reflects, in all material respects, all actions by the Members and Managers with respect to all transactions referred to in such minutes.
3.20    Environmental and Safety Laws. (a) The Company is and has been in compliance with all Environmental Laws; (b) there has been no release or threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste, or petroleum or any fraction thereof, (each a "Hazardous Substance") on, upon, into or from any site currently or heretofore owned, leased or otherwise used by the Company during any time that such site has been owned, leased or otherwise used by the Company or any Affiliate or affiliated entity of the Company, and, to the actual knowledge of the Company, at any other time; (c) there have been no Hazardous Substances generated by the Company that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local "superfund" site list or any other similar list of hazardous or toxic waste sites published by any Governmental Body in the United States; and (d) there are no underground storage tanks located on, no polychlorinated biphenyls ("PCBs") or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act, as amended, stored on, any site owned or operated by the Company, except for the storage of hazardous waste in compliance with Environmental Laws, in all cases, the result of which would be materially adverse to the Group Companies taken as a whole. The Company has made available to Acquiror true and complete copies of all environmental records, reports, notifications, certificates of need, permits, pending permit applications, correspondence, engineering studies, and environmental studies or assessments. For purposes hereof, "Environmental Laws" means any law, regulation, or other applicable requirement relating to (i) releases or threatened release of Hazardous Substance; (ii) pollution or protection of employee health or safety, public health or the environment; or (iii) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.
3.21    Brokers' and Finders' Fees. Except as set forth on Schedule 3.21, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any other Transaction Agreement to which the Company is a party or any transaction contemplated hereby or thereby.
3.22    Customers and Vendors. Schedule 3.22 sets forth a list of the top 10 suppliers of products and services to the Company, based on the amount paid by the Company during (i) the twelve month period ended on December 31, 2017 and (ii) the twelve month period ended on December 31, 2018 (the "Major Vendors"), together with in each case the accounts payable and the amount paid during such period. Schedule 3.22 sets forth a list of customers of the Company accounting for $150,000 or more in annual revenue to the Company, based on the amount invoiced by the Company during (i) the twelve month period ended on December 31, 2017 and (ii) the twelve month period ended on December 31, 2018 (the "Major Customers"), together with in each case the amount of collections and accounts receivable during such period. The Company is not engaged in any dispute with any Major Vendor, or Major Customer and, to the Knowledge of the Company, no Major Vendor or Major Customer intends to terminate, limit, change the terms of (including any announced or requested change in quantities or pricing) or reduce its business relations with the Company (including as a result of the transactions contemplated by this Agreement).
3.23    FCPA; Import/Export/Trade Laws.
(a)    None of the Company nor its Subsidiaries, or, to the Company's Knowledge, any Relevant Person in relation to the Company's business (i) has violated, has caused other Persons to be in violation of, is currently violating, or is reasonably expected to violate the FCPA or any other Trade Laws; (ii) has with a corrupt or improper intention directly or indirectly (through other Persons) paid, provided, promised, offered, or authorized the payment or provision of money, a financial advantage, favor, or anything else of value to a Government Official or any other Person for purposes of obtaining, retaining, or directing permits, licenses, favorable tax or duty decisions, court decisions, special concessions, contracts, business, or any other improper advantage; (iii) has otherwise offered, promised, authorized, provided, or incurred any bribe, kickback, or other corrupt or unlawful payment, expense, contribution, gift, gratuity, favor, entertainment, travel or other benefit or advantage (collectively, "Restricted Benefits") to or for the benefit of any Government Official or other Person whether in the public or private sector; (iv) has solicited, accepted, or received any Restricted Benefits from any Person; (v) has established or maintained any slush fund or other unlawful, unrecorded, or off-the-books fund or account; (vi) has inserted, concealed, or misrepresented corrupt, illegal, fraudulent, false, or improper payments, expenses, or other entries in the books and records of the Company or its Subsidiaries; (vii) is a Government Official or has immediate family members who are Government Officials; (viii) has laundered, concealed, or disguised the existence, illegal origins, and/or illegal application of, criminally derived income/assets or otherwise caused such income or assets to appear to have legitimate origins or constitute legitimate assets; (ix) has used or dealt with funds or proceeds derived from illegal activities such as corruption, fraud, embezzlement, drug trafficking, arms smuggling, prostitution, organized crime, or terrorism (collectively, "Illegal Activities"); or (x) has used any funds to finance Illegal Activities.
(b)    The Company, its Subsidiaries, and to the Company's Knowledge their respective Relevant Persons in relation to the Company's business (i) have not made or authorized any unlawful import into or export from the United States in violation of U.S. Trade Laws; (ii) have not engaged in any business or operations in, or provided, sold to, or otherwise transferred, without any required approval from the U.S. Government, any products, software, technology, or services, directly or indirectly, to Iran, Cuba, North Korea, Syria, the Crimea Region of Ukraine, or any other country or region subject to comprehensive or partial U.S. sanctions or any instrumentality, agent, entity, or individual acting on behalf of, or directly or indirectly owned or controlled by, any Governmental Body of such countries or regions; (iii) have obtained all registrations, approvals or licenses necessary for importing, exporting or providing products and services in accordance with all applicable Trade Laws (collectively, "Trade Licenses") and all such Trade Licenses are valid, current, and in full force and effect; (iv) have made available to Acquiror true and complete copies of all such Licenses as well as export classifications of the products of the Company and its Subsidiaries; and (v) have at all times conducted the Company's business in accordance with all applicable export, import, and other Trade Laws.
(c)    None of the Company nor its Subsidiaries, or, to the Company's Knowledge, any Relevant Persons or customers of the Company or its Subsidiaries (i) is a national or resident of Iran, Cuba, North Korea, Syria, the Crimea Region of Ukraine, or any other country or region subject to comprehensive U.S. sanctions; (ii) appears on the List of Specially Designated Nationals and Blocked Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, or any other applicable list of sanctioned, embargoed, blocked, criminal, or debarred persons maintained by any U.S. or non-U.S. Governmental Body, the European Union, Interpol, the United Nations, the World Bank, or any other public international organization; or (iii) is otherwise the subject of any sanctions, suspensions, embargoes or debarment by the U.S. Government or any other Governmental Body or public international organization.
(d)    None of the Company nor its Subsidiaries, or to the Company's Knowledge, any Relevant Persons in relation to the Company's business has participated or been asked to participate directly or indirectly in any boycotts or other similar practices in violation of, or triggering penalties under, the regulations of the United States Department of Commerce or Section 999 of the Code.
(e)    None of the Company, its Subsidiaries, or to the Company's Knowledge, their respective Relevant Persons (i) is or has been the subject of any past, present, future, or threatened Action, allegation, or whistleblower or other complaint or has undertaken any internal investigation regarding an actual or alleged violation of any Trade Law; (ii) is reasonably expected to become the subject of or associated with any Action in relation to a violation of any Trade Law; (iii) has made or intends to make, any disclosure (voluntary or otherwise) to any Governmental Body with respect to any actual or potential violation of or liability arising under or relating to any Trade Law.
(f)    The Company and its Subsidiaries have implemented and maintains policies, procedures, internal controls, and compliance programs designed to ensure, and which are reasonably expected to continue to ensure, compliance with the FCPA and other Trade Laws.
3.24    Restrictions on Business Activities. Except as set forth on Schedule 3.24, there is no Contract (non-competition or otherwise), or Order to which the Company is a party or otherwise binding upon the Company which has or may reasonably be expected to have the effect of prohibiting or impairing any business practice of the Company, any acquisition of property (tangible or intangible) by the Company, or restricts the Company's right or ability to engage in the Company's current or currently Proposed business or to compete with any Person. Without limiting the generality of the foregoing, the Company has not entered into any agreement under which the Company is restricted from selling, licensing, manufacturing or otherwise distributing or providing any products or services to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market, or from hiring or soliciting potential employees, consultants or independent contractors.

3.25    Bank Accounts; Letters of Credit. Schedule 3.25 lists (a) all bank accounts, lock boxes and safe deposit boxes relating to the business and operations of the Company (including the name of the bank or other institution where such account or box is located and the name of each authorized signatory thereto) and (b) all outstanding letters of credit issued by financial institutions for the account of the Company (setting forth, in each case, the financial institution issuing such letter of credit, the maximum amount available under such letter of credit, the terms (including the expiration date) of such letter of credit and the party or parties in whose favor such letter of credit was issued).
3.26    Warranties. Schedule 3.26 includes a copy of the standard terms and conditions of sale, lease or license by the Company (including applicable warranty and indemnity provisions) in the Company's commercial operations. Except as set forth on Schedule 3.26, no product or service of the Company is subject to any guaranty, warranty, or other indemnity that extends beyond, in any material respect, the applicable standard terms and conditions of sale, lease or license. There is no claim, action, suit, investigation or proceeding pending against the Company threatened, relating to alleged defects in the products or services of the Company, or the failure of any such product or service to meet agreed upon specifications and, there is no basis for any of the foregoing.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ACQUIROR, THE BLOCKER MERGER SUBS AND THE COMPANY MERGER SUB
Acquiror, the Blocker Merger Subs and Company Merger Sub (collectively, the "Acquiror Parties," and each an "Acquiror Party"), jointly and severally, represent and warrant to the Company that the statements contained in this ARTICLE IV are true and correct.
4.1    Organization, Good Standing, Qualification and Power. Each of the Acquiror Parties has been duly organized, is validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and has all requisite authority to carry on its business as presently conducted. The Acquiror Parties are duly qualified to transact business and are in good standing in each jurisdiction in which the failure to so qualify would reasonably be expected to have a material adverse effect on Acquiror or its ability to consummate the transactions contemplated by this Agreement.
4.2    Authorization. Each of the Acquiror Parties has full power and authority to enter into the Transaction Agreements to which it is a party. All corporate or similar action required to be taken by any Acquiror Party in order to authorize such Acquiror Party to enter into the Transaction Agreements, has been taken or will be taken prior to the Closing. All action on the part of the officers, directors, managers, shareholders and members of Acquiror Parties necessary for the execution and delivery of the Transaction Agreements and the performance of all obligations of such Acquiror Party under the Transaction Agreements to be performed as of the Closing has been taken. The Transaction Agreements to which any Acquiror Party is a party, when executed and delivered by such Acquiror Party, as applicable, will constitute valid and legally binding obligations of such Acquiror Party, as applicable, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. Except for compliance with and as required by the HSR Act and all other applicable Antitrust Laws, no consent, approval, Order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local Governmental Body is required on the part of any Acquiror Party in connection with the consummation of the transactions contemplated by this Agreement.
4.3    No Violation. Subject to (i) the filing of the Blocker Certificates of Merger and the Company Certificate of Merger with the Secretary of State of the State of Delaware and (ii) compliance with and filings under the HSR Act and any other applicable Antitrust Law, none of Acquiror, the Blocker Merger Subs or the Company Merger Sub is subject to or obligated under its certificate or articles of incorporation, its bylaws (or similar organizational documents), any applicable Law, or any material Contract, or any Permit, or subject to any Order, which would be breached or violated in any material respect by Acquiror's, the Blocker Merger Subs' or the Company Merger Sub's execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.
4.4    Litigation. There is no Action pending to which any Acquiror Party is a party or to Acquiror's knowledge, threatened, against any Acquiror Party that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transaction contemplated by the Agreement.
4.5    No Prior Activities. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated by this Agreement, neither Company Merger Sub nor any Blocker Merger Sub has incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.
4.6    Brokers or Finders. No Acquiror Party nor any Person acting on their behalf has incurred any Liability to pay any fees or commissions to any broker, finder or agent or any other similar payment in connection with any of the transactions contemplated by this Agreement.
4.7    Acquiror Financial Resources.
(a)    Acquiror has, and Acquiror Parties will have available to them at the Closing the financial capability and adequate unrestricted cash on hand necessary and sufficient to fund all of the amounts required to be provided by Acquiror Parties for the consummation of the transactions contemplated hereby, including the payment of the Closing Merger Consideration (and any repayment or refinancing of the Company's debt contemplated by this Agreement) and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby, including all related fees and expenses, and are sufficient for the satisfaction of all of Acquiror Parties' obligations under this Agreement, as applicable.
(b)    It is acknowledged and agreed by Acquiror that the obligations of each Acquiror Party under this Agreement are not subject to any conditions regarding Acquiror's, its

Affiliates' or any other Person's ability to obtain financing for the consummation of the transactions contemplated hereby.
4.8    No Pending Transactions. Neither Acquiror nor any of its Subsidiaries, is party to any transaction pending or contemplated to acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, where the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (a) impose any delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, Orders, declarations or approvals of any Governmental Body necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (b) increase the risk of any Governmental Body entering an Order prohibiting the consummation of the transactions contemplated hereby or (c) delay the consummation of the transactions contemplated hereby.
4.9    Purpose. Each Blocker Merger Sub is a newly organized corporation, formed solely for the purpose of engaging in the transactions contemplated by this Agreement. The Company Merger Sub is a newly organized limited liability company, formed solely for the purpose of engaging in the transactions contemplated by this Agreement. None of the Blocker Merger Subs or the Company Merger Sub has engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement. Each of the Blocker Merger Subs and the Company Merger Sub is a wholly owned Subsidiary of Acquiror.
4.10    Non-reliance. Except as expressly set forth in Article II or Article III of this Agreement (as modified by the Disclosure Schedules), no Blocker, Group Company nor any Affiliate of the Company or their respective representatives has made, nor are any of them making any representation or warranty, written or oral, express or implied to Acquiror or any of its Affiliates or their respective representatives, in respect of any Blocker, Group Company or the business of any Group Company, including any representations and warranties about the accuracy or completeness of any information or documents previously provided or the omission of any material information or relating to the current, future or historical financial condition, operations, results of operations, prospects, assets or liabilities or prospects of any Blocker or Group Company, and any such other representations or warranties are hereby expressly disclaimed. Acquiror expressly acknowledges and agrees that neither Acquiror nor any of Acquiror's Affiliates or their respective representatives is relying on any other representation or warranty of any Blocker or Group Company, their Affiliates or any of their respective representatives, including regarding the accuracy or completeness of any such other representations and warranties or the omission of any material information, whether express or implied.
ARTICLE V
COVENANTS OF THE COMPANY AND THE BLOCKERS
5.1    Conduct of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, except (i) as set forth in Schedule 5.1, (ii) to the extent expressly required by this Agreement, (iii) as required by applicable Law, or (iv) as consented to in writing by Acquiror, the Blockers shall, and the Company shall cause each Group Company to: (a) carry on its business in the usual regular and ordinary course in substantially the same manner as heretofore conducted; (b) pay its debts and Taxes when due (subject to good faith disputes over Taxes); (c) pay or perform other obligations when due consistent with past practices; and (d) use commercially reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and Key Employees and take commercially reasonably measures to preserve its relationships with employees, customers, suppliers, distributors, licensors, licensees, and others having business dealings with it. The Company and each Blocker agrees to promptly notify Acquiror of (a) any event that could reasonably be expected to have a Material Adverse Effect or a Blocker Material Adverse Effect respectively; (b) any event Known to the Company or such Blocker, as applicable, that could reasonably be expected to prevent, materially alter or materially delay, any of the transactions contemplated by this Agreement, and (c) any change in its capitalization. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, except (i) as set forth in Schedule 5.1, (ii) to the extent expressly required by this Agreement, or (iii) as consented to in writing by Acquiror, each Blocker agrees that it shall not, and the Company agrees that no Group Company shall, do, cause or permit any of the following, without the prior written consent of Acquiror:
(a)    Organizational Documents. Amend or propose to amend any of its Organizational Documents;
(b)    Distributions; Changes in Equity. Declare or pay any distributions (whether in cash, stock or property) to the Members or authorize the issuance of any other securities in respect of, in lieu of or in substitution for the Units, or repurchase or otherwise acquire, directly or indirectly, any Units; provided, however, the Blockers may distribute cash to their respective owners;
(c)    Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Units or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such Units or other convertible securities;
(d)    Intellectual Property. Transfer to any Person any Intellectual Property, or enter into, terminate or amend, any agreement relating to the license, transfer or other disposition or acquisition of Intellectual Property (other than non-exclusive licenses granted to or by the Company in the ordinary course of business);
(e)    Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any Company Products or Intellectual Property;
(f)    Dispositions; Liquidations. Sell, transfer, lease, license or otherwise dispose of or pledge, encumber or otherwise subject to any lien any of its properties or assets, other than sales of inventory in the ordinary course of business consistent with past practice, or adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(g)    Agreements. Enter into, terminate or amend (i) any agreement involving the obligation to pay or the right to receive $150,000 or more other than in the ordinary course of business, (ii) any letter of intent, memorandum of understanding, or agreement with respect to any joint venture, strategic partnership or alliance, or (iii) any agreement that is or would be a Material Contract;
(h)    Capital Expenditures. Make any capital expenditures, capital additions or capital improvements, in excess of $300,000 in the aggregate, other than in the ordinary course of business consistent with past practice;
(i)    Indebtedness. Incur any Indebtedness for borrowed money in excess of $300,000 in the aggregate;
(j)    Insurance. Terminate or materially reduce the amount of any material insurance coverage provided by, or fail to exercise renewal rights with respect to, existing insurance policies;
(k)    Employee Plans. Except as contemplated in this Agreement, (i) adopt, amend or terminate any Company Employee Plan or adopt any plan that would constitute a Company Employee Plan, or (ii) make any contribution to any Company Employee Plan, other than contributions required by Law, the terms of such Company Employee Plans as in effect on the date hereof, or that are made in the ordinary course of business consistent with past practice;
(l)    New Hires; Pay Increases. Other than as set forth on Schedule 5.1(g), hire or promote any officer-level employee or pay any bonus, special remuneration or special noncash benefit (except payments and benefits made pursuant to written agreements outstanding on the date of this Agreement), or increase the benefits, salaries, wage rates, or commissions of any of its employees;
(m)    Severance Arrangements. Except as required by Law or pursuant to any written agreements outstanding on the date of this Agreement that are listed on Schedule 3.15(h) of the Disclosure Schedules, grant or pay any severance or termination pay or benefits to any manager, officer, employee, consultant, or independent contractor;
(n)    Lawsuits. Settle or compromise any Action, or commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where the Group Companies or Blockers, as applicable, in good faith determine that failure to commence suit would result in the material impairment of a valuable right, provided that it consults with Acquiror prior to the filing of such a suit or (iii) to enforce its rights under this Agreement;
(o)    Acquisitions. Acquire or agree to acquire by merging with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that are material individually or in the aggregate, to its business, taken as a whole;

(p)    Taxes. Make or change any material election in respect of Taxes, change any accounting method in respect of Taxes, adopt or change any period of accounting, file any Tax Return (except as permitted by Section 5.10(a)), file any amendment to a Tax Return, enter into any closing agreement with any Tax Authority or similar agreement or arrangement with respect to Taxes, settle any claim or assessment in respect of Taxes, take any action to surrender any right to claim a refund or credit of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes other than in connection with customary extensions of the due date for filing a Tax Return;
(q)    Accounting Methods; Revaluation. Make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as required by changes in GAAP;
(r)    Discounts. Grant any discount or other concession in connection with the collection of any account receivable outside the ordinary course of business consistent with past practice;
(s)    Collections. Collect any account receivable other than in the ordinary course of business; or
(t)    Other. Take or agree in writing or otherwise to take, any of the actions described in this Section 5.1.
5.2    No Solicitation.
(a)    From and after the date of this Agreement until the earlier of the termination of this Agreement or the Closing, the Blockers shall not, and the Company shall cause each of the Group Companies not to, directly or indirectly through any officer, manager, employee, representative or agent or otherwise: (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, share exchange, business combination, sale or other disposition of assets, sale of Blocker Equity, sale of Units or similar transactions involving any Blocker or any Group Company, as applicable, other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals an "Acquisition Proposal"); (ii) engage or participate in negotiations or discussions concerning, or provide any non-public information to any Person relating to, any Acquisition Proposal; or (iii) agree to, enter into, accept, approve or recommend any Acquisition Proposal.
(b)    Each Blocker and the Company shall notify Acquiror as promptly as possible (and no later than 24 hours) after receipt by such Blocker or any Group Company (or their respective advisors) of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of such entity by any Person that informs such entity (or their respective advisors) that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror of such proposal, inquiry or contact.

5.3    Access to Information. From and after the date of this Agreement until the earlier of the termination of this Agreement or the Closing, each Blocker shall, and the Company shall cause each of the Group Companies, to afford Acquiror and its accountants, counsel and other representatives (so long as each such Person is subject to confidentiality obligations at least as restrictive as those contained in Confidentiality Agreement), reasonable access during business hours during such period, to (A) all properties, personnel, books, contracts, commitments and records of the Group Companies and the Blockers and (B) all other information concerning the business, properties and personnel of the Group Companies and the Blockers as Acquiror may reasonably request except as otherwise required to be limited due to applicable laws, including any anti-trust laws; provided, however, that in exercising access rights under this Section 5.3, Acquiror and Acquiror's representatives shall not be permitted to interfere unreasonably with the conduct of the business of any Group Company or the Blockers. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it would require any Group Company or the Blockers to disclose information subject to attorney-client privilege or attorney work-product privilege or violate any applicable Law. Subject to compliance with applicable Law, during the period from the date of this Agreement through the Closing, upon Acquiror's reasonable request, the Group Companies shall confer on a regular and frequent basis with one or more representatives of Acquiror to report regarding the Group Companies' operational matters of materiality and the general status of the Group Companies' ongoing operations. No information or knowledge obtained by Acquiror in any investigation pursuant to this Section 5.3 or otherwise shall affect or be deemed to modify any representation, warranty or covenant contained herein, the indemnification obligations set forth herein or the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement.
5.4    Indemnification of Officers and Directors of the Company.
(a)    Prior to the Closing, the Company shall (at its sole cost and expense, which shall be a Company Transaction Expense) purchase a six (6) year "tail" prepaid directors' and officers' liability insurance policy (the "D&O Tail Policy"), effective as of the Closing, providing, for a period of six (6) years after the Closing, the coverage and amounts, and terms and conditions comparable to those of the current policies of directors' and officers' liability insurance maintained by or on behalf of the Company immediately prior to Closing.  From and after the Closing, Acquiror shall (and/or shall cause the Group Companies, the Surviving Blockers or their other subsidiaries or Affiliates, as applicable, to) continue to honor their obligations under any such insurance procured pursuant to this Section 5.4, and shall not cancel (or permit to be canceled) or take (or cause to be taken) any action or omission that would reasonably be expected to result in the cancellation thereof. From and after the Closing until the sixth (6th) anniversary thereof, Surviving Company and Surviving Blockers and each of their respective Subsidiaries shall, and Acquirer shall cause each of the Surviving Blockers and the Surviving Company and each of their respective Subsidiaries to, honor all rights to advancement and indemnification of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing, an officer, director, manager or employee of a Group Company or a Blocker (each, a "D&O Indemnified Party"), with regard to acts or omissions occurring at or prior to the Closing, whether asserted or claimed prior to, or at or after, the Closing (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the extent such rights currently exist as of the date hereof with the Group Companies or the applicable Blocker(s) pursuant to their respective organizational documents and indemnification contracts with any D&O Indemnified Party, to the extent listed on Schedule 5.4(a).
(b)    For a period of six (6) years after the Closing and at all times subject to applicable Law, Acquiror shall not (and shall not cause or permit any Group Company, any Surviving Blocker, the Surviving Company or any of Acquiror's other Subsidiaries or Affiliates to), amend or modify the exculpation and indemnification provisions set forth in the organizational documents of the Group Companies, the Company or the Blockers, as applicable, immediately prior to Closing in any way that would negatively affect the rights of the D&O Indemnified Parties with regard to alleged pre-Closing acts or omissions, without the consent of all of the D&O Indemnified Parties whose rights are negatively affected in any material respect by such amendments or modifications.
(c)     Notwithstanding anything contained in this Section 5.4, any contract, or any organizational document, no D&O Indemnified Party will have the right to indemnification or advancement pursuant to this Section 5.4 to the extent any Acquiror Indemnified Party is asserting a claim against such Person for indemnification under Section 8.2.
(d)    With respect to any indemnification obligations of Acquiror, the Surviving Blockers and/or the Company pursuant to this Section 5.4, Acquiror hereby acknowledges and agrees (i) that the Surviving Blockers and the Company shall be the indemnitors of first resort with respect to all indemnification obligations of the Surviving Blockers and/or the Company pursuant to this Section 5.4 (i.e., their obligations to an applicable D&O Indemnified Party are primary and any obligation of any other Person to advance expenses or to provide indemnification and/or insurance for the same expenses or Liabilities incurred by such D&O Indemnified Party are secondary) and (ii) that it irrevocably waives, relinquishes and releases any such other Person (other than any insurer or bond issuer) from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof.
(e)    The provisions of this Section 5.4 shall survive the consummation of the Mergers and the Closing and (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party and his or her successors and heirs and shall be binding on all successors and assigns of Acquiror, the Surviving Blockers and the Surviving Company and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.
5.5    Disclosure Schedules. All disclosure schedules attached hereto (each, a "Schedule" and, collectively, the "Disclosure Schedules") are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement herein or in any of the Disclosure Schedules shall be deemed to refer to this entire Agreement, including all Disclosure Schedules. The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; however, any item disclosed in any part, subpart, section or subsection of the Disclosure Schedule referenced by a particular section or subsection in this Agreement shall be deemed to have been disclosed with respect to every other section and subsection in this Agreement if the relevance of such disclosure to such other section or subsection is reasonably apparent on its face, notwithstanding the omission of an appropriate cross-reference. Any item of information, matter or document disclosed or referenced in, or attached to, the Disclosure Schedules shall not (a) be used as a basis for interpreting the terms "material", "Material Adverse Effect" or other similar terms in this Agreement or to establish a standard of materiality, (b) represent a determination that such item or matter did not arise in the ordinary course of business, (c) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter, (d) represent a determination that the consummation of the transactions contemplated by this Agreement requires the consent of any third party, (e) constitute, or be deemed to constitute, an admission to any third party concerning such item or matter. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.
5.6    Regulatory Filings.
(a)    Each Party shall, promptly (and, with respect to filings under the HSR Act, within five (5) Business Days) after the date hereof, make or cause to be made the required filings and submissions under the HSR Act and any other applicable Antitrust Laws in connection with the consummation of the transactions contemplated herein (which filings and submissions shall seek early termination if made pursuant to the HSR Act and the equivalent, if available, with respect to any such other applicable Antitrust Laws). In connection with any filing, consent, waiver, authorization or approval under this Section 5.6, the Parties shall promptly respond to any requests from a Governmental Body for additional information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Bodies. Each Party shall employ commercially reasonable efforts to complete the transactions contemplated by this Agreement expeditiously and lawfully. Without limiting the generality of the foregoing, if an Action is threatened or instituted by any Governmental Body or any other entity challenging the validity or legality or seeking to restrain the consummation of the transactions contemplated by this Agreement, the Parties shall use their commercially reasonable efforts to avoid, resist, resolve or defend such Action.
(b)    The Parties shall use commercially reasonable efforts to cooperate with one another in good faith to effect the consummation of the transactions contemplated hereby as soon as practicable. In furtherance of the foregoing, each party shall provide the other Parties (i) copies of all communications from a Governmental Body relating to any filing, consent, waiver, authorization or approval under this Section 5.6; and (ii) in advance, with a reasonable opportunity for review and comment, copies of all proposed written communications to any Governmental Body relating to any filing, consent, waiver, authorization or approval under this Section 5.6; provided, that such copies may be redacted as necessary to address legal privilege or confidentiality concerns or to comply with applicable Law; and provided, further, that portions of such copies that are competitively sensitive may be designated as "outside antitrust counsel only." None of Acquiror, the Blocker Merger Subs or the Company Merger Sub, on one hand, nor the Company or the Blockers, on the other hand, shall initiate or participate in any meeting or discussion with any Governmental Body with respect to any filings, applications, investigation, or other inquiry regarding the Mergers or filings under the HSR Act or other applicable Antitrust Law without giving the other Parties reasonable prior notice of the meeting or discussion and, unless prohibited by the relevant Governmental Body, the opportunity to attend and participate in such meeting or discussion. Acquiror shall be responsible for all filing fees under the HSR Act and under any other applicable Laws.
(c)    Acquiror shall not, and shall cause its Affiliates not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in obtaining, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Body necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Body entering an order prohibiting the consummation of the transactions contemplated hereby or (iii) materially delay the consummation of the transactions contemplated hereby.
(d)    Subject to applicable Law, Acquiror shall diligently assist and cooperate with the Company and the Blockers in obtaining any consents, waivers, authorizations or approvals which may be required to be obtained by any Group Company or the Blockers from any third party (other than a Governmental Body) in connection with the transactions contemplated hereby.
5.7    Consummation. The Company and Acquiror shall take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and as required under the terms of any Contracts to which any Blocker or any Group Company or Acquiror Party is a party to consummate and make effective the transactions contemplated by this Agreement.
5.8    Continuing Employees. During the period beginning as of the Second Effective Time and ending on no earlier than the first (1st) anniversary of the Closing Date, Acquiror shall provide each employee of a Group Company immediately prior to the Second Effective Time who remains an employee of a Group Company or becomes an employee of Acquiror immediately following the Second Effective Time, which employees shall be determined in consultation with the Key Employees (each, a "Continuing Employee") with (i) at least the same level of base wages or base salary, as applicable, and cash bonus opportunities, in each case as were provided to the Continuing Employee immediately prior to the Second Effective Time in the ordinary course of business, and (ii) employee benefits that are substantially similar in the aggregate to the employee benefits that are provided to Acquiror's similarly situated employees. Subject to applicable Law, Acquiror shall use commercially reasonable efforts to communicate such terms in all material respects to each of the Continuing Employees prior to the Closing Date. Following the Closing, Acquiror will ensure that the full amount for the entire fiscal year of any employee bonuses, including the Company's annual performance bonuses, are paid out to the respective employees in accordance with past practices, to the extent such bonus amounts are included as Company Transaction Expenses or included as an accrued liability in the calculation of Closing Working Capital.

5.9    Termination of Plans. Prior to the Closing Date, by proper resolution of the applicable Group Company's board of managers or directors, and adoption of plan amendments, if necessary, the Company will terminate the Company Incentive Plan, effective no later than the First Effective Time. The form and substance of such resolutions and amendments will be subject to the reasonable advance review and approval by Acquiror's counsel.
5.10    Tax Returns; Liability for Taxes; Other Tax Matters.
(a)    The Member Representative will prepare or cause to be prepared, using the entity's historic return preparer, all Income Tax Returns required to be filed by or on behalf of any Group Company and any Blocker for all taxable periods ending on or prior to the Closing Date that are due after the Closing Date ("Pre-Closing Income Tax Return") in a manner consistent with the past practice of the Group Company or Blocker, except as otherwise required by applicable Law. To the extent permitted by applicable Law, all Income Tax deductions and other Income Tax attributes related to the payment or accrual of transaction and bonus arrangements, including bonus payments of the Company and all other expenses of a Group Company or Blocker paid or accrued for Tax purposes on or before the Closing Date by or on behalf of a Group Company or Blocker related to the consummation of the transactions contemplated hereby, including Company Transaction Expenses, will be attributable to the Pre-Closing Tax Period and will be claimed as current deductions on the applicable Tax Returns of a Group Company for the Pre-Closing Tax Period. The Member Representative will deliver to Acquiror for its review and comment each such Pre-Closing Income Tax Return no later than forty-five (45) days before the due date for filing such Pre-Closing Income Tax Returns (after giving effect to extensions). Acquiror will provide any written comments to the Member Representative not later than ten (10) days after receiving any such Pre-Closing Income Tax Return which the Member Representative shall reasonably consider and, if Acquiror does not provide any written comments within ten (10) days after receiving such Tax Return, Acquiror will be deemed to have accepted such Pre-Closing Income Tax Return. Each Blocker Equity Holder and each Member, as applicable shall timely pay, or cause to be paid, the Pre-Closing Taxes shown as due on such Pre-Closing Income Tax Return.
(b)    Acquiror will prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns required to be filed by or on behalf of any Blocker or Group Company (other than Pre-Closing Income Tax Returns) for all taxable periods ending on or prior to the Closing Date that are due after the Closing Date and all Tax Returns for a Group Company for all Straddle Periods, in each case, which Tax Returns will be prepared in a manner consistent with the past practice of the Group Company or Blocker (as applicable), except as otherwise required by applicable Law. Acquiror will deliver or cause to be delivered to the Member Representative for the Member Representative's review and comment each such Tax Return (including an allocation of the Taxes with respect to any Straddle Period), no later than forty-five (45) days before the due date for filing such Tax Returns (after giving effect to extensions) (or if such Tax Return is required to be filed within forty-five (45) days after the Closing Date, as soon as practicable after the preparation but prior to the filing thereof). The Member Representative will provide any written comments to Acquiror not later than ten (10) days after receiving any such Tax Return which the Acquiror shall reasonably consider and, if the Member Representative does not provide any written comments within ten (10) days after receiving such Tax Return, the Member Representative will be deemed to have accepted such Tax Return. Each Blocker Equity Holder and each Member shall timely pay, or cause to be paid, the Pre-Closing Taxes shown as due on such Tax Return.
(c)    Notwithstanding anything to the contrary in this Agreement, any Transfer Taxes shall be borne 50% by Members or holders of Blocker Equity, as the case may be, and 50% by Acquiror. The party required to do so by Law will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable Law, the non-filing party will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. The Member Representative and Acquiror shall provide the other evidence reasonably satisfactory to the other Party that such Transfer Taxes have been paid, or if the transactions are exempt from Transfer Taxes upon the filing of an appropriate certificate or other evidence of exemption.
(d)    Acquiror shall, and shall cause its Affiliates to and Member Representative shall cooperate fully, as and to the extent reasonably requested by the other party or parties, in connection with the preparation and filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information in such party's possession reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Member Representative and Acquiror agree to retain all books and records with respect to Tax matters pertinent to the Group Companies and the Blockers relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.
(e)    Acquiror will promptly notify the Member Representative in writing upon receipt by Acquiror, the Company or any of their respective Affiliates of notice, of any Tax Proceeding with respect to a Group Company or a Blocker relating to any Pre-Closing Tax Period or Straddle Period; provided, however, that Acquiror's failure to provide such notification will not affect the Members' or Blockers indemnification obligations under this Agreement except to the extent that the Members or holders of Blocker Equity are actually prejudiced thereby. Such notification will specify in reasonable detail the basis for such Tax Proceeding and will include a copy of the relevant portion of any correspondence received from the Taxing Authority.
(i)    The Member Representative will have the right to elect to control, at its own cost and expense, any Tax Proceeding in respect of an Income Tax Return of a Group Company or Blocker that relates solely to any taxable period ending on or before the Closing Date; provided, however, that (i) Acquiror will have the right (but not the duty), at its sole cost and expense, to participate in any such Tax Proceeding, (ii) the Member Representative will provide Acquiror with a timely and reasonably detailed account of each stage of such Tax Proceeding, and (iii) the Member Representative will not settle, compromise, appeal any adverse determination in or abandon any such Tax Proceeding without obtaining the prior written consent of Acquiror, which consent will not be unreasonably withheld, conditioned or delayed; provided, further, that Acquiror will control and contest any Tax Proceeding for which the Member Representative would otherwise have the right to control under this Section 5.10(e)(i) if the Member Representative fails to provide written notice to Acquiror that it elects to control such Tax Proceeding within twenty (20) days of receipt of notice by the Member Representative of such Tax Proceeding. With respect to any Pre-Closing Tax Period to which Sections 6221 through 6241 of the Code, as amended by the Bipartisan Budget Act of 2015, apply to the Company, the Company (with the consent of the Member Representative, not to be unreasonably withheld) shall (x) cause the applicable Group Company to make the election under Section 6226(a) of the Code with respect to the alternative payment of "imputed underpayment" (within the meaning of Section 6225 of the Code) by the Group Company, (y) take any action necessary, including filings, disclosures and notifications necessary to effectuate such election, or (z) if the election under Section 6226(a) is not available, to take any other actions to ensure any liability resulting from any "imputed underpayment" (within the meaning of Section 6225 of the Code) is borne by the Members or holders of the Blocker Equity (or their direct or indirect owners).
(ii)    Acquiror will have the right to control any Tax Proceeding in respect of a Group Company or a Blocker that does not relate solely to any taxable period ending on or before the Closing Date and any Tax Proceeding that the Member Representative does not timely elect to control; provided, however, that (i) the Member Representative will have the right (but not the duty), at its sole cost and expense, to participate in any such Tax Proceeding, but only in the event that such Tax Proceeding would reasonably be expected to have an adverse effect on the Tax liability of the Members or Blocker Equity holders pursuant to this Agreement or otherwise, for any Pre-Closing Tax Period or any portion of the Straddle Period, (ii) Acquiror will provide the Member Representative with a timely and reasonably detailed account of each stage of such Tax Proceeding, and (iii) in the event that such Tax Proceeding would reasonably be expected to have an adverse effect on the Tax liability of the Members pursuant to this Agreement or otherwise, for any Pre-Closing Tax Period or any portion of the Straddle Period, Acquiror will not settle, compromise or appeal any adverse determination in or abandon any such Tax Proceeding without obtaining the prior written consent of the Member Representative, which consent will not be unreasonably withheld, conditioned or delayed.
(iii)    In the event of any conflict between this Section 5.10(e) and the provisions of Section 8.5, this Section 5.10(e) shall govern.
(f)    Acquiror and the Surviving Company (or any Affiliate) will not (and will not permit their respective Affiliates to) (i) amend or revoke any Tax Returns of or with respect to a Group Company or a Blocker with respect to any Pre-Closing Tax Period or Straddle Period, (ii) make or change any Tax election or change any method of accounting that has a retroactive effect on any such Tax Return, (iii) agree to extend or waive the statute of limitations with respect to such Tax Return for a Pre-Closing Tax Period, or (iv) cause a Group Company or a Blocker to engage in any transaction not contemplated by this Agreement on the Closing Date after the Closing outside the ordinary course of the Company's business, (v) initiate any discussion or enter into any voluntary disclosure program (or similar program or agreement) with a Governmental Body regarding any Tax (whether asserted or unasserted) or Tax Return with respect to a Pre-Closing Tax Period, in each such case, except (A) with the prior written consent of the Member Representative, except to the extent permitted under Section 5.10(f)(i) or Section 5.10(g) or (B) if such action could not form the basis of (x) any Tax liability of any Member or (y) for a claim of indemnification against any Member pursuant to Section 8.2 or otherwise.
(g)    Amended Tax Returns; VDAs. Notwithstanding anything herein to the contrary, Acquiror may (and may cause a Group Company to) (i) initiate discussions with respect to any available voluntary disclosure program or process, or (ii) may file applicable Tax Returns for Pre-Closing Tax Periods in any jurisdiction where no such agreement, program or process is available (each, a "Voluntary Tax Contest"); provided that the Acquiror reasonably believes, after consultation with legal counsel, the unpaid sales and use Tax liability in each such jurisdiction exceeds Fifty Thousand Dollars ($50,000). Acquiror shall control each Voluntary Tax Contest; provided, that (A) Acquiror will control each Voluntary Tax Contest diligently and in good faith, (B) Acquiror will keep the Member Representative reasonably apprised of the initiation and status of each Voluntary Tax Contest, (C) Acquiror will provide to the Member Representative copies of all correspondence received from the applicable Tax Authority in connection with each Voluntary Tax Contest, and (D) Acquiror will provide to the Member Representative copies of, and the reasonable opportunity to comment on any Tax Returns to be provided to the applicable Tax Authority pursuant to each Voluntary Tax Contests.
(h)    Tax Refunds. The Selling Equityholders will be entitled to receive all refunds of Taxes or amounts credited against Taxes of a Group Company or Blocker attributable to Pre-Closing Tax Periods. Acquiror will pay or cause to be paid to the Seller Equityholders any such Tax refund or the amount of any such Tax credit received by Acquiror, the Surviving Company or any of their Affiliates after the Closing Date within ten (10) days after receipt or utilization by Acquiror, the Surviving Company or any of their Affiliates, less reasonable, out-of-pocket expenses and Taxes incurred to obtain such Tax refunds or Tax credits. Upon the request and at the expense of the Member Representative, Acquiror will cause a Group Company or Blocker to file a claim for refund of any Taxes, including through the filing of amended Tax Returns or otherwise, relating to a Group Company or Blocker (or its assets or operations) for any Pre-Closing Tax Period.
(i)    Tax Treatment. For all applicable Tax purposes, the parties to this Agreement agree to, and no party shall take any action or filing position inconsistent with, the following Tax treatment of the items specified below:
(i)    The First Merger will be treated as a purchase of Blocker Equity by the Acquiror under Code Section 1001. The Second Merger will be treated as a purchase of Company Units from the Members (other than the Blockers) by the Acquiror to which Code Section 741 applies and which will result in basis adjustments described in Section 743 of the Code to the Acquiror.
(ii)    (A) the rights of the Selling Equityholders to the Escrow Fund shall be treated as deferred contingent purchase price eligible for installment treatment under Section 453 of the Code and any corresponding provision of foreign, state or local Law, as appropriate, and (B) if and to the extent any amount is released to the Selling Equityholders, interest may be imputed on such amount if required by Section 483 or 1274 of the Code.

(iii)    The Representative Amount shall be treated as having been received and voluntarily set aside by the Selling Equityholders on the Closing Date, and no Tax withholding or information reporting shall be required in connection with the subsequent distribution of any portion of the Representative Amount to the Selling Equityholders.
(j)    Purchase Price Allocation. The parties intend for U.S. federal income tax purposes that:
(i)    The parties agree to cause the Company to make an election under Section 754 of the Code (and any similar provision of state or local Law) for the taxable year that includes the Closing Date if no such election has been previously made.

(ii)    Within sixty (60) days after the determination of Final Working Capital, Acquiror will provide the allocation of the Closing Merger Consideration between Blocker Equity and Units of the Company (excluding Units held by Blockers) (the "Blocker Allocation") to the Member Representative for its review. Member Representative will have twenty (20) business days to complete its review and provide any revisions. The purchase price (as determined for Tax purposes) paid for the Units of the Company (excluding any Units held by Blockers), shall be further allocated among the assets of the Company deemed purchased by Acquiror for all Tax purposes in a manner consistent with Sections 755 and 1060 of the Code and the Treasury Regulations thereunder (and any similar provisions of state, local, or foreign law) (the "Purchase Price Allocation"). Within sixty (60) days after the determination of Final Working Capital, Acquiror will provide the proposed Purchase Price Allocation to the Member Representative for its review. Member Representative will have twenty (20) Business Days to complete its review and provide any revisions. If the Acquiror does not accept any of Member Representative's revisions, the Acquiror may, within twenty (20) days after receipt of Member Representative's revisions, deliver a notice (an "Objection Notice") to Member Representative setting forth in reasonable detail its objections. If an Objection Notice is not delivered to Member Representative within such twenty (20) day period, then the revisions shall be conclusive and binding upon all parties. If an Objection Notice is delivered to Member Representative within such twenty (20) day period, then Acquiror and the Member Representative shall negotiate in good faith to resolve any disagreements as to the purchase price allocation, but if there is no final resolution with respect to any amounts remaining in dispute (the "Allocation Disputed Amounts") within thirty (30) days after Member Representative has received the Objection Notice, Acquiror and the Member Representative shall jointly retain a mutually acceptable and independent, accounting firm of national standing (the "Accounting Firm") to resolve any disagreements relating only to the Disputed Amounts and to determine the purchase price allocation based on Section 755 and 1060 of the Code. If Acquiror and the Member Representative are unable to agree upon an Accounting Firm within ten (10) days, then the Accounting Firm shall be an accounting firm of national standing designated by the American Arbitration Association in Chicago, Illinois (unless another location may be mutually agreed by Acquiror and the Member Representative). Acquiror and the Member Representative shall each submit all back-up documentation to the Accounting Firm promptly (and in any event within ten (10) days after the Accounting Firm's engagement), which documentation shall include such party's purchase price allocation and information, arguments and support for such party's position with respect to the

Disputed Amounts. The Accounting Firm shall review all such documentation and base its determination solely on such documentation in accordance with Sections 755 and 1060 of the Code and legal authorities related thereto. In resolving such Disputed Amounts, the Accounting Firm may not assign a value to any item greater than the greatest value used for such item claimed by either party or less than the smallest value for such item claimed by either party. The determination of the Accounting Firm, or any final resolution agreed to in writing by Acquiror and the Member Representative, shall be conclusive and binding upon Acquiror and the Members. The Blocker Allocation and Purchase Price Allocation as finally determined pursuant to this Section 5.10(j) are referred to as the "Blocker Allocation" and "Purchase Price Allocation" respectively, herein. None of the parties or any of their Affiliates shall take any position on any Tax Return (including IRS Form 8594 or similar form) that is inconsistent with the Purchase Price Allocation or Blocker Allocation, unless required to do so as a result of a change in law or a contrary final determination by an applicable Tax Authority. Acquiror and the Member Representative will promptly notify the other party in writing upon receipt of notice of any pending or threatened Tax audit or assessment challenging the Purchase Price Allocation or the Blocker Allocation. Notwithstanding the foregoing, Acquiror and the Company agree to use commercially reasonable efforts prior to Closing to determine the Blocker Allocation and the Purchase Price Allocation.

5.11    Publicity. Any public announcement or similar publicity with respect to this Agreement or the Mergers and the other transactions contemplated by this Agreement will be issued at such time and in such manner as mutually agreed by Acquiror, the Member Representative and the Company, unless otherwise required by Law, Governmental Authority or securities listing standards; provided, however, and notwithstanding the foregoing, a Party may issue a press release or public announcement related to this Agreement or the transactions contemplated herein that does not disclose the material terms thereof (other than the transaction value disclosed in Acquiror's public filings) after the Closing without the consent of the other Parties; and provided, further, however and notwithstanding the foregoing, Acquiror may make such public disclosures at such time and in such manner as Acquiror determines is required under applicable Law or as it otherwise deems appropriate. With respect to communications prior to the Closing, (x) the form of press release announcing the Mergers and the other transactions contemplated by this Agreement will be in form mutually agreed by Acquiror and the Company, and (y) Acquiror and the Company will consult with each other concerning the means by which employees, customers, suppliers and others having dealings with the Company will be informed of the Mergers and the other transactions contemplated by this Agreement.
5.12    Confidentiality. The parties acknowledge that Acquiror or one of its Affiliates and the Company have previously executed an Amended and Restated Mutual Nondisclosure Agreement dated June 18, 2019 (the "Confidentiality Agreement"), which Confidentiality Agreement is hereby incorporated herein by reference and shall continue in full force and effect in accordance with its terms. To the extent there is any inconsistency between the terms of this Agreement and the terms of the Confidentiality Agreement, the terms of this Agreement shall prevail.
5.13    Release. Effective as of the Closing, except (i) for any rights or obligations under this Agreement, the other Transaction Documents or the Operating Agreement, as expressly set forth herein or therein, (ii) for any rights or obligations under any Contract of insurance or other indemnification obligations covering or otherwise in favor of the D&O Indemnified Persons as contemplated by Section 5.4 and which survive the Closing, and (iii) for any rights to receive accrued but unpaid compensation (including pursuant to any employment agreement or other arrangement) or health, disability or life insurance benefits payable in accordance with the Employee Plans, each of the Selling Equityholders and each holder of Blocker Equity or Units and each of their respective successors and assigns, hereby fully and unconditionally releases, acquits and forever discharges the current, former and future managers and directors of Acquiror, the Blocker Merger Subs, the Company Merger Sub, the Group Companies, the Blockers, the Surviving Blockers and their respective Affiliates, and their respective former, current and future equityholders, controlling persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equityholder, controlling person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing) from any and all manner of actions, causes of actions, claims, obligations, demands, damages, costs, expenses, compensation or other relief, whether known or unknown, whether in law or equity, arising out of or relating to or accruing from their relationship with the Company, the Blockers or any other Group Companies prior to the Closing, other than claims of Fraud.
5.14    Consents. The Company agrees to use commercially reasonable efforts to obtain the consents listed on Schedule 5.14 prior to the Closing; provided, however, that the Company shall not be required to pay any fees, costs or expenses in excess of $25,000 in the aggregate to obtain such consents. The Selling Equityholders agree that any Losses resulting from the failure to obtain the consents listed on Schedule 5.14 will be paid first from the Purchase Price Escrow Fund and next from the Indemnity Escrow Fund.
5.15    CRAT Purchase. Acquiror or its Affiliate (as Acquiror shall determine) agrees to acquire the 1% equity interest of Lender Performance Group I, LLC that is currently held by The LPGI Charitable Remainder Annuity Trust (the "CRAT") (the "CRAT Equity Purchase") at a purchase price of $10,000.
ARTICLE VI
CLOSING; CLOSING CONDITIONS
6.1    Closing. The closing of the transactions contemplated hereby (the "Closing") shall take place remotely via the exchange of documents and signatures, on the date two Business Days after (i) the performance of transactions set forth in Section 6.2, (ii) the satisfaction or waiver of each of the conditions set forth in Section 6.3 and Section 6.4 and (iii) the delivery of the items set forth in Sections 1.1, 1.2, 1.13, 1.14 and 1.15 hereof (other than any delivery which shall take place at or immediately prior to the Closing), or at such other time and place as the parties mutually agreed upon in writing (the date on which the Second Effective Time occurs being the "Closing Date").
6.2    The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the Parties shall consummate the following transactions at the Closing:

(a)    the Blockers and the Blocker Merger Subs shall cause the Blocker Certificates of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware;
(b)    immediately following the First Effective Time, the Company and the Company Merger Sub shall cause the Company Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware;
(c)    in accordance with Section 1.4, Acquiror shall deliver, or cause to be delivered, an amount equal to the Closing Merger Consideration as set forth in the Estimated Closing Statement, to the Paying Agent, by wire transfer of immediately available funds to the account(s) designated in writing by the Paying Agent;
(d)    in accordance with Section 1.5, Acquiror shall deliver, or cause to be delivered, to the Member Representative the Representative Amount, by wire transfer of immediately available funds to the account(s) designated in writing by the Member Representative;
(e)    Acquiror shall deliver, or cause to be delivered, the Escrow Amount into the Escrow Fund in accordance with Section 1.10; and
(f)    Acquiror or its Affiliate shall have executed and delivered to the CRAT documentation to cause the CRAT Equity Purchase to be consummated at the Closing.
6.3    Conditions to the Obligations of Acquiror, the Blocker Merger Subs and the Company Merger Sub. The obligations of Acquiror and the Company Merger Sub to consummate the Closing shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived in writing by Acquiror:
(a)    Representations and Warranties. (i) The Fundamental Representations (other than Sections 2.7, 3.7 and 3.17) shall be true and correct in all material respects (except, with respect to the representations and warranties set forth in Section 3.2 to the extent set forth on the Estimated Closing Statement and included in the Payment Schedule) at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date) and (ii) all other representations and warranties of the Company contained in ARTICLE III of this Agreement and of the Blockers contained in ARTICLE II of this Agreement shall be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein, other than with respect to Section 3.13 and other than to the extent that such "materiality" or "Material Adverse Effect" qualifier defines the scope of items or matters disclosed in the Disclosure Schedules) at and as of the Closing Date as though made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case only as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (giving effect to the applicable exceptions set forth in the Disclosure Schedules but without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein (other than with respect to Section 3.13 and other than to the extent that such "materiality" or "Material Adverse Effect" qualifier defines the scope of items or matters disclosed in the Disclosure Schedules)) has not had, and would not reasonably be expected to have, a Material Adverse Effect.
(b)    Performance of Obligations. The Group Companies and the Blockers shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by the Group Companies and the Blockers at or prior to the Closing.
(c)    No Governmental Litigation. There shall not be pending or threatened (in writing) any legal proceeding, in which a Governmental Body is or is threatened (in writing) to become a party, and neither Acquiror, any Blocker, nor any Group Company shall have received any communication from any Governmental Body in which such Governmental Body indicates the reasonable likelihood of commencing any legal proceeding or taking any other action: (i) challenging or seeking to restrain or prohibit the consummation of the Closing; (ii) relating to the Closing and seeking to obtain from Acquiror or any of its subsidiaries, any Group Company or any Blocker, any material damages or other relief; (iii) seeking to prohibit or limit in any material respect Acquiror's ability to vote, receive distributions with respect to or otherwise exercise ownership rights with respect to the Units; or (iv) that would materially and adversely affect the right of Acquiror, any Blocker or any Group Company to own the assets or operate its business.
(d)    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect or Blocker Material Adverse Effect.
(e)    No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Mergers shall be and remain in effect, nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Mergers, which makes the consummation of any of the Mergers illegal.
(f)    Governmental Approval. Acquiror, the Company Merger Sub and the Blocker Sub shall have timely obtained all approvals, waivers, actions, non-actions and consents, necessary to be obtained from Governmental Bodies for consummation of or in connection with the Mergers and the transactions contemplated hereby.
(g)    Merger Approvals. The Mergers shall have been approved and this Agreement shall have been adopted by the (i) Requisite Member Approval and (ii) the Blocker's Requisite Approval of each Blocker.
(h)    Expiration of Waiting Periods. The applicable waiting periods, if any, under the HSR Act shall have expired or been terminated.
(i)    CRAT Equity Purchase. The CRAT shall have executed and delivered to Acquiror documentation on terms reasonably acceptable to Acquiror to cause the CRAT Equity Purchase to be consummated at the Closing without any further action by the CRAT or any Group Company.

6.4    Conditions to Obligations of the Company. The obligations of the Company and Blockers to consummate the Closing shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by the Company:
(a)    Representations, Warranties and Covenants. The representations and warranties of Acquiror and the Company Merger Sub pursuant to this Agreement shall be true and correct in all material respects.
(b)    Performance of Obligations. Acquiror, the Blocker Merger Subs and the Company Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement, including the execution and delivery of all Transaction Agreements, required to be performed and complied with by Acquiror, the Blocker Merger Subs and the Company Merger Sub at or prior to the Closing.
(c)    No Injunctions or Restraints: Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Mergers shall be and remain in effect, nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Mergers, which makes the consummation of the Mergers illegal.
(d)    Governmental Approval. The parties to this Agreement shall have timely obtained all approvals, waivers, actions, non-actions and consents, necessary to be obtained from Governmental Bodies for consummation of or in connection with the Mergers and the transactions contemplated hereby.
(e)    Member Approval. The Requisite Member Approval and each Blocker's Requisite Approval shall have been obtained.
(f)    Employment Agreements. Acquiror shall have provided an executed employment agreement, together with the other related employment documentation, to each Key Employee on terms reasonably consistent with the offer letter executed by such Key Employee, if any, on the date of this Agreement.
(g)    RWI Policy. The Members and the Blockers shall have received evidence that the RWI Policy is effective.
ARTICLE VII
TERMINATION
7.1    Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Section 7.1(b) through Section 7.1(d) by written notice by the terminating party to the other party):
(a)    by the mutual written consent of Acquiror and the Company;

(b)    by either Acquiror or the Company if the Closing shall not have been consummated on or before January 30, 2020; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available with respect to a party if the failure to consummate the Closing on or prior to such date is the result of any material breach of this Agreement by the party seeking to terminate the Agreement pursuant to the terms of this Section 7.1(b);
(c)    by either Acquiror or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing;
(d)    by either Acquiror or the Company if (i) there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement on the part of any Seller Party, on the one hand, or any Acquiror Party, on the other hand, set forth in this Agreement, such that the conditions set forth in Sections 6.3(a) or (b) (in the case of termination by Acquiror) or Sections 6.4(a) or (b) (in the case of termination by the Company) would not be satisfied and (ii) such breach or inaccuracy shall not have been cured within 30 days following receipt by the breaching Party of written notice of such breach or inaccuracy from the other Party; provided that the terminating Party is not then in breach of this Agreement so as to cause the conditions to the Closing set forth in ARTICLE VII to not be satisfied as of the Closing Date; or
(e)    by Acquiror, if (a) the Written Consent and (b) all of the required Blocker Written Consents are not delivered by the Company to Acquiror within 24 hours following the execution and delivery of this Agreement.
7.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, there shall be no Liability on the part of any Acquiror Party, any Seller Party or their respective officers, managers, employees, the Member Representatives or Members, except as a result of any intentional breach of this Agreement that occurred prior to such termination. Notwithstanding the foregoing, the provisions of Section 5.11, Section 5.12, this Section 7.2 and ARTICLE X shall remain in full force and effect and survive any termination of this Agreement. For purposes of this Agreement, the failure to consummate the Closing pursuant to, and when required by, the terms of this Agreement shall constitute a willful breach hereunder. The Company or the Member Representative, on behalf of the Selling Equityholders, may petition a court to award damages in connection with any willful breach by the Acquiror, the Blocker Merger Subs and/or the Company Merger Sub of the terms and conditions set forth in this Agreement. The Company or the Member Representative may, additionally, on behalf of the Selling Equityholders, seek to enforce such award and accept damages for such breach.
ARTICLE VIII
INDEMNIFICATION; REMEDIES
8.1    Survival.
(a)    The Parties agree, intending to modify any applicable statute of limitations that the representations and warranties of the parties contained in this Agreement, any certificate delivered pursuant hereto or any Transaction Agreement shall survive the Closing through and until the date that is fifteen (15) months after the Closing Date (the "Survival Period"); provided, that solely with respect to claims for Fraud, all such representations and warranties shall survive the Closing until the expiration of the applicable statute of limitations; provided further, however, that any obligations to indemnify and hold harmless shall not terminate with respect to any Losses (as defined below) as to which the Person to be indemnified shall have given notice (stating in reasonable detail, in light of the facts known as of such time, the basis of the claim for indemnification) to the indemnifying party in accordance with Section 8.4 before the termination of the Survival Period. All covenants and other similar obligations will survive Closing until fully performed to the extent such covenants and other similar obligations are to be performed following the Closing by their terms.
(b)    All Claims for indemnification under Section 8.1 must be asserted prior to the expiration of the Survival Period set forth in Section 8.1(a); provided, however, that if a Acquiror Indemnified Party delivers to the Member Representative, before expiration of the Survival Period of a representation, warranty, covenant or agreement as set forth in Section 8.1(a), either a Claim Notice (as defined below) based upon a breach of any such representation, warranty, covenant or agreement, or a notice that, as a result of a claim or demand made by a Person not a party to this Agreement, Acquiror Indemnified Party reasonably expects to incur Losses, then the applicable representation, warranty, covenant or agreement will survive until, but only for purposes of, the resolution of the matter covered by such notice. If the claim with respect to which such Claim Notice has been given is definitively withdrawn or resolved in favor of Acquiror Indemnified Party, Acquiror Indemnified Party will promptly so notify the Member Representative. It is the express intent of the parties that, if the Survival Period as contemplated by this Section 8.1 is shorter than the statute of limitations that would otherwise apply, then, by contract, the applicable statute of limitations shall be reduced to the survival period contemplated hereby. The parties further acknowledge that the time periods set forth in this Section 8.1 for the assertion of claims under this Agreement are the result of arms' length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.
8.2    Indemnification.
(a)    After the Closing, subject to Sections 8.1 and 8.6 hereof, each of the Seller Indemnifying Parties severally, but not jointly, and based on each Seller Indemnifying Party's Percentage (except in the case of Fraud committed by a Group Company, for which it will be based on the Liability Percentage), shall indemnify, defend and hold harmless Acquiror, the Blocker Merger Subs, the Surviving Company and their respective managers, directors, officers, employees, Affiliates, Members, shareholders, members, partners, agents, attorneys, representatives, successors and assigns (collectively, "Acquiror Indemnified Parties") from and against, and to pay to the applicable Acquiror Indemnified Parties, the amount of any and all Losses, whether or not involving a Third-Party Claim (as defined below), incurred by such Acquiror Indemnified Party based upon, arising out of, relating to or resulting from, directly or indirectly:
(i)    the failure of any of the representations or warranties made by the Company or any Blocker in this Agreement, any certificate delivered by such parties pursuant hereto or in the Letters of Transmittal or Non-Solicitation Agreements to which the Company or the Blockers are a party to be true and correct at and as of the date made;
(ii)    the breach or non-fulfillment of any covenant or other agreement on the part of the Company or any Blocker under this Agreement or any Transaction Agreement delivered on behalf of the Company or any Blocker, prior to the Closing (a "Pre-Closing Covenant");
(iii)    any Pre-Closing Taxes in accordance with Section 5.10, except to the extent already taken into account in the Final Closing Merger Consideration;
(iv)    any liability of any Group Company or any Blocker for a brokerage fee, commission or finder's fee in connection with the transactions contemplated by this Agreement, except to the extent already taken into account in the Final Closing Merger Consideration; or
(v)    the failure of any item set forth in the Closing Certificate to be accurate, true and correct in all respects as of the Closing Date, except to the extent already taken into account in the Final Closing Merger Consideration;
provided, however, that no Blocker shall be responsible for any error or omission on any Schedule K-1 or the tax state equivalent provided to the Blocker by a Group Company; and provided further that except with respect to claims of Fraud, Acquiror Indemnified Parties may solely seek recovery from:
(1) the Indemnity Escrow Fund and under the RWI Policy for all Losses that Acquiror Indemnified Parties may claim under Sections 8.2(a)(i) and (iii) through (v).
(2) solely from the Indemnity Escrow Fund (and not from any other Person), for all Losses that Acquiror Indemnified Parties may claim under Section 8.2(a)(ii).
(b)    The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement.
(c)    Notwithstanding anything to the contrary contained in this Agreement, (i) Acquiror Indemnified Parties shall have no obligation to seek indemnification from the Blockers or the Group Companies irrespective of whether such Claim results from an action or inaction by a Group Company or any Selling Equityholder, (ii) the Members (in their capacities as such) shall have no right of contribution from the Group Companies irrespective of whether such Claim results from an action or inaction by a Group Company or the Members (provided that the foregoing shall not affect the right of an Member that is a D&O Indemnified Person under the D&O Tail Policy or under the Surviving Company's certificate of formation or limited liability company agreement or under any indemnification agreement or similar agreement the Member may have with the Company) and (iii) there shall be no proration of the obligation to pay any Losses between the

Group Companies and the Selling Equityholders (in their capacities as such) and, irrespective of whether such Claim results from an action or inaction by the Group Companies or the Selling Equityholders, such Losses will be recovered solely from the Indemnity Escrow Fund.
(d)    All qualifications as to "materiality," "material," "Blocker Material Adverse Effect," and "Material Adverse Effect" shall be disregarded for the purposes of determining whether there has been a breach of a representation or warranty and calculating any Losses in respect of a breach of a representation and warranty.
8.3    Reserved.Representation and Warranty Insurance. Acquiror or the Company Merger Sub shall cause the purchaser-side representations and warranties policy with the terms and conditions set forth in the RWI Policy Binder in the form attached hereto as Exhibit P (the "RWI Policy") to be bound and in full force and effect on the same day of the execution of this Agreement. The premiums related to, and all the other costs and expenses (including broker fees, taxes and fees required by law, underwriting fees, and any other insurer or broker charges) relating to the origination of the RWI Policy (the "R&W Policy Premium") shall be paid 50% by Acquiror and 50% by the Company. Acquiror shall not, and shall cause its Subsidiaries not to, enter into or consent to, any amendment to, or termination, cancellation or revocation of, any subrogation provision in the RWI Policy following the Closing that would reasonably be expected to increase the liability of any Seller Indemnifying Party without the Member Representative's consent (such consent not to be unreasonably withheld, conditioned or delayed). Prior to the Closing, the Company shall provide to Acquiror such cooperation reasonably requested by Acquiror that is necessary to obtain the RWI Policy.
8.4    Indemnification Procedures.
(a)    A claim for indemnification for any matter not involving a Third-Party Claim may be asserted by notice to the Party from whom indemnification is sought, provided that with respect to any claim against the Selling Equityholders generally or any Selling Equityholder specifically, Acquiror shall provide notice to the Member Representative, on behalf of the such Selling Equityholder(s), which notice shall be deemed having been provided to such Selling Equityholder(s). During the Escrow Period, at the time an Acquiror Indemnified Party gives, or at any time after an Acquiror Indemnified Party gives, the Member Representative written notice of such Acquiror Indemnified Party's indemnification claim hereunder, Acquiror may make a written claim against the Indemnity Escrow Fund (a "Claim") by delivering written notice of the same (the "Claim Notice") to the Escrow Agent as more particularly provided in the Escrow Agreement (in which event Acquiror will provide a copy of such Claim Notice to the Member Representative). Subject to the limitations and procedures set forth in Section 8.6, upon receipt of a Claim Notice, the Escrow Agent will, segregate from the Indemnity Escrow Fund into a separate account (the "Pending Claims Account') a portion of the Indemnity Escrow Fund as necessary to satisfy and pay the amount of the Claim as stated in the Claim Notice. The Escrow Agent will distribute the Indemnity Escrow Fund in accordance with the terms of the Escrow Agreement.
(b)    Each notice of a claim by Acquiror given pursuant to Section 8 shall contain the following information:

(i)    that Acquiror or another Acquiror Indemnified Party has incurred, paid, sustained or accrued, or reasonably anticipates that it will incur, pay, sustain or accrue, Losses in an aggregate stated amount arising from such claim (which amount may be the amount of damages claimed by a third party in an action brought against any Acquiror Indemnified Party based on alleged facts, which if true, would give rise to liability for Losses to such Acquiror Indemnified Party under this Section 8); and
(ii)    a brief description, in reasonable detail (to the extent reasonably available to Acquiror), of the facts, circumstances or events giving rise to such Losses based on Acquiror's good faith belief thereof, including (x) the basis for such anticipated liability and the nature of the breach to which such Losses are related, (y) the identity of any third party claimant and (z) copies of any formal demand or complaint from any third party claimant.
(c)    No delay on the part of Acquiror in giving the Member Representative a notice of a Claim shall relieve the Member Representative or any Selling Equityholder from any of their respective obligations under this Section 8 unless (and then only to the extent that) the Member Representative or the Selling Equityholder(s) are materially prejudiced thereby in terms of the amount of Losses for which the Selling Equityholder(s) are obligated to indemnify Acquiror Indemnified Party.
(d)    In the event that any Action shall be instituted or that any claim or demand shall be asserted by any third party in respect of which payment may be sought under Section 8.2 hereof (regardless of the limitations set forth in Section 8.5 hereof) (a "Third-Party Claim"), the indemnified party shall as soon as practicable, but in any event within ten (10) days after such Third-Party Claim has been initiated or after the indemnified party receives written notice of the Third-Party Claim, cause written notice of the assertion of any Third-Party Claim of which it has knowledge which is covered by Section 8.2 hereof to be forwarded to the indemnifying party, provided that if any Selling Equityholders is a party to such claim, such notice shall be forwarded to the Member Representative. The failure of the indemnified party to give timely notice of any Third-Party Claim shall not release, waive or otherwise affect the indemnifying party's obligations with respect thereto except to the extent that the indemnifying party can reasonably demonstrate actual loss or prejudice as a result of such failure and then only to the extent of such loss or prejudice. Regardless of which party is the indemnifying party, Acquiror shall have the right, at the sole expense of the indemnifying party, to be represented by counsel of its choice and to defend against, negotiate, settle or otherwise deal with any Third-Party Claim which relates to any Losses indemnified against hereunder. The Member Representative, on behalf of the Selling Equityholders, may participate in, but not control, the defense of Third-Party Claim, provided, however, that except with the consent of the Member Representative (such consent not to be unreasonably withheld or delayed, it being understood and agreed that it shall be reasonable for the Member Representative to withhold consent to any requested settlement if the Member Representative believes in good faith that there is no underlying basis for indemnification under Section 8.2 with respect to such settlement), no settlement of any such Third-Party Claim with third party claimants shall be determinative of the indemnification obligations (if any) of the Selling Equityholders hereunder or the amount of Losses relating to such matter; provided further, however, that the consent of the Member Representative with respect to any settlement of any such Third-Party Claim shall be deemed to have been given unless the Member Representative shall have objected within thirty (30) days after a written request for such consent by Acquiror. If the indemnified party defends any Third-Party Claim, then the Member Representative shall reimburse from the Indemnity Escrow Fund the indemnified party for the expenses of defending such Third-Party Claim upon submission of periodic bills. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Third-Party Claim. Notwithstanding anything in this Agreement to the contrary, no assertions made by any indemnified party in defense of a Third-Party Claim shall be considered in any determination of indemnification rights under Section 8.2.
(e)    After any final decision, judgment or award shall have been rendered by a Governmental Body of competent jurisdiction, or a settlement shall have been consummated, or the indemnified party and the Member Representative shall have arrived at a mutually binding agreement with respect to a Third-Party Claim hereunder, the indemnified party shall forward to the Member Representative notice of any sums due and owing by the Selling Equityholders pursuant to this Agreement with respect to such matter and the indemnifying party shall be required to pay all of such sums so due and owing to the indemnified party in accordance with Section 8.6 hereof; provided, however, that the indemnified party may not settle, or consent to entry of a judgment of, a Third-Party Claim without the written consent of the Member Representative.
8.5    Limitations on Indemnification. With respect to indemnification claims brought against any Selling Equityholder pursuant to this ARTICLE VIII:
(a)    Subject to Section 8.11, the maximum aggregate liability with respect to claims arising out of Section 8.2(a) (excluding in the case of Fraud) shall be limited to the Indemnity Escrow Fund; provided that if Acquiror Indemnified Parties suffer Losses in excess of the limits of the R&W Policy that would have otherwise been covered by the R&W Policy but for Losses paid thereunder for Fraud, then the liability under this Section 8.6(a) of the Selling Equityholder that commits such Fraud shall be increased to that extent even if in excess of the Indemnity Escrow Fund; provided, however, in the event Fraud is committed by a Selling Equityholder and not a Group Company, the Acquiror may only seek to recover Losses for such Fraud from the Selling Equityholder committing such Fraud. Notwithstanding anything to the contrary set forth herein, in no instance will the liability of a Selling Equityholder pursuant to this Agreement (including Sections 5.10, 8.2 and 9.1) exceed the total proceeds received by such Selling Equityholder hereunder.
(b)    Acquiror Indemnified Parties shall not have the right to be indemnified pursuant to Section 8.2(a)(i) (excluding with respect to Fraud or as it relates to breaches of Fundamental Representations) unless and until Acquiror Indemnified Parties shall have incurred, on a cumulative basis following the Closing, Losses in excess of $1,785,000 (the "Basket"), in which event the party with the right to be indemnified shall only be required to pay or be liable for Losses in excess of the Basket.
8.6    Indemnity Payments. Any payment that any Selling Equityholder is obligated to make to any Acquiror Indemnified Parties, or that Acquiror is obligated to make to any Member Indemnified Parties, pursuant to this ARTICLE VIII shall be paid by the Member Representative (from the Indemnity Escrow Fund) or by such Selling Equityholder directly (in the case of Fraud by such Selling Equityholder), as applicable, or Acquiror by wire transfer of immediately available funds within ten (10) days after the date notice of any sums due and owing is delivered to Escrow Agent by Acquiror or to Acquiror by Escrow Agent (the "Indemnity Payment Period").
8.7    Procedures for Claims Against, and Distributions of, Funds Deposited with the Escrow Agent.
(a)    Claims. Each Claim Notice given by Acquiror shall be resolved as follows:
(i)    Uncontested Claims. If, within thirty (30) days after a Claim Notice is received by the Member Representative, the Member Representative does not contest such Claim Notice in writing to Acquiror as provided in Section 8.8(a)(ii), the Member Representative shall be conclusively deemed to have consented, on behalf of all Selling Equityholders, to the recovery by Acquiror Indemnified Party of the full amount of Losses specified in the Claim Notice in accordance with this ARTICLE VIII, including the forfeiture of Indemnity Escrow Fund.
(ii)    Contested Claims. If the Member Representative gives Acquiror written notice contesting all or any portion of a Claim Notice (such disputed portion, a "Contested Claim") (with a copy to the Escrow Agent) within the 30-day period specified in Section 8.8(a)(i), then such Contested Claim shall be resolved by either (i) a written settlement agreement executed by Acquiror and the Member Representative (a copy of which shall be furnished to the Escrow Agent) or (ii) in the absence of such a written settlement agreement within 30 days following receipt by Acquiror of the written notice from the Member Representative, by binding litigation between Acquiror and the Member Representative in accordance with the terms and provisions of Section 8.8(a)(iii).
(iii)    Litigation of Contested Claims. Either Acquiror or the Member Representative may bring suit in the courts specified in Section 10.3 to resolve the Contested Claim. The decision of the trial court as to the validity and amount of any claim in such Claim Notice shall be non-appealable, binding and conclusive upon the parties to this Agreement and the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Indemnity Escrow Fund in accordance therewith. Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction.
(b)    Final Distribution. On the date that is eighteen (18) months after the Closing Date, following receipt by the Escrow Agent of a joint written instruction executed by Acquiror and the Member Representative, the Indemnity Escrow Fund, less all amounts then segregated in a Pending Claims Account, will be eligible for distribution based upon each Selling Equityholder's Percentage. The Pending Claims Amount will be distributed in the same manner upon resolution of the Pending Claims.
8.8    Tax Treatment of Indemnity Payments. The Company, the Members, the Selling Equityholders and Acquiror agree to treat any indemnity payment made pursuant to this ARTICLE VIII as an adjustment to the Closing Merger Consideration for federal, state, local and foreign income Tax purposes, to the extent permitted by Law.

8.9    Determination of Loss Amount. The amount of any Losses subject to indemnification under this Article VIII shall (i) not include any punitive damages (except in each case to the extent such damages shall actually be awarded to a third party and be payable by an Acquiror Indemnified Party) and (ii) be calculated net of any insurance proceeds other than from the RWI Policy (net of any costs of such recovery such as increased premiums, deductibles and self-insured amounts) or any indemnity, contribution or other similar payment actually recovered by Acquiror Indemnified Party from any third party with respect thereto. In the event that an insurance or other recovery from a third party is made by any Acquiror Indemnified Party with respect to the specific Losses for which any such Person has received an indemnification payment hereunder, then a refund equal to the aggregate amount of the recovery (net of any costs of such recovery such as legal fees, as well as increased premiums, deductibles, and self-insured amounts) shall be made promptly to (a) the Escrow Agent for replenishment of the Indemnity Escrow Fund, if during the Survival Period, or (b) the Paying Agent if after the expiration of the Survival Period, for distribution to the Selling Equityholders, and the portion of such amount owed to each Selling Equityholder will be determined in accordance with its respective Percentage (less Taxes withheld, if any, pursuant to Section 1.16). Notwithstanding the foregoing, an Acquiror Indemnified Party shall not be required to refund amounts actually received from an insurer to the extent such indemnified Person's total Losses exceed the limits in the applicable insurance policy (including the RWI Policy).
8.10    Exclusive Monetary Remedy. After the Closing, except in the case of Fraud, the indemnification provisions set forth in this Section 8 shall constitute the sole and exclusive remedy and recourse for monetary damages of Acquiror Indemnified Parties for any and all Losses or other claims relating to or arising from this Agreement or in the Letters of Transmittal or Non-Solicitation Agreements. Nothing in this Section 8.11 or elsewhere in this Agreement shall affect the Parties' rights to specific performance or other non-monetary equitable remedies to enforce the Parties' rights and obligations under this Agreement or the Acquiror Indemnified Parties' rights under the RWI Policy.
8.11    Duty to Mitigate. Nothing in this Agreement in any way restricts or limits the general obligation at Law of an indemnified party to use commercially reasonable efforts to mitigate any Losses, which it may suffer or incur by reason of the breach, inaccuracy or failure to perform of any representation, warranty, covenant or obligation of the indemnifying party under this Agreement. If any Losses can be reduced by any recovery, settlement, payment or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the indemnified party shall take all appropriate steps to enforce such recovery, settlement or payment (it being understood that nothing in this Agreement shall require any Acquiror Indemnified Party to commence litigation to recover proceeds with respect to the RWI Policy) and the amount of any Losses of the indemnified party will be reduced by the amount of insurance proceeds actually recovered by the indemnified party.
ARTICLE IX
THE MEMBER REPRESENTATIVE
9.1    Member Representative.

(a)    Appointment. In addition to the other rights and authority granted to the Member Representative elsewhere in this Agreement, upon and by virtue of the approval of the requisite holders of Units and Blocker Equity of this Agreement, all of the Members collectively and irrevocably constitute and appoint the Member Representative, as their agent and representative to act from and after the date hereof and to do any and all things and execute any and all documents which the Member Representative determines may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated by this Agreement or otherwise to perform the duties or exercise the rights granted to the Member Representative hereunder, including: (i) execution of the documents and certificates required by to this Agreement; (ii) receipt of payments under or pursuant to this Agreement and disbursement thereof to the Members and others, as contemplated by this Agreement, including receipt of payments made to the Member Representative under Sections 1.10 or 1.11; (iii) payment of amounts due to Acquiror pursuant to Sections 1.5 or 1.11; (iv) receipt and, if applicable, forwarding of notices and communications pursuant to this Agreement; (v) administration of the provisions of this Agreement; (vi) giving or agreeing to, on behalf of all or any of the Members, any and all consents, waivers, amendments or modifications deemed by the Member Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (vii) amending this Agreement or any of the instruments to be delivered to Acquiror pursuant to this Agreement; (viii) (A) disputing or refraining from disputing, on behalf of each Member relative to any amounts to be received by such Member under this Agreement or any agreements contemplated hereby, any claim made by Acquiror, the Blocker Merger Subs or the Company Merger Sub under this Agreement or other agreements contemplated hereby, (B) negotiating and compromising, on behalf of each such Member, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement or any other agreement contemplated hereby and (C) executing, on behalf of each such Member, any settlement agreement, release or other document with respect to such dispute or remedy; and (ix) engaging attorneys, accountants, agents or consultants on behalf of the Members in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto. Acquiror, the Surviving Company and the Surviving Blockers shall be able to rely conclusively on the instructions and decisions of the Member Representative as to any actions required to be taken by the Member Representative hereunder.
(b)    Authorization. Notwithstanding Section 9.1(a), in the event that the Member Representative is of the opinion that it requires further authorization or advice from the Members on any matters concerning this Agreement, the Member Representative shall be entitled to seek such further authorization from the Members prior to acting on their behalf. In such event or in the event a claim for Fraud is asserted by the Acquiror, each Member shall vote in accordance with the pro rata portion of the Final Closing Merger Consideration (or the Closing Merger Consideration, if the Final Closing Merger Consideration has not yet been determined) paid to such Member in accordance with this Agreement and the authorization of a majority of such Persons shall be binding on all of the Members and shall constitute the authorization of the Members. Notwithstanding anything contained in this Article IX to the contrary, the Member Representative agrees and acknowledges that it will act in accordance with the following sentence with respect to matters, actions, suits, proceedings and disputes that are exclusive to (i) any individual Member or (ii) a particular group of Members ("Affected Members") that would be materially disadvantaged in relation to other Members by an action of the Member Representative (the "Individual Matters"). The Member Representative agrees to (i) notify a Member of any Individual Matter, (ii) act upon the written instruction of the applicable Member (or a majority vote of Affected Members, voting on a pro rata basis based on ownership) with respect to any Individual Matter and (iii) make any payments received pursuant to an Individual Matter to the affected Member(s). The appointment of the Member Representative is coupled with an interest and shall be irrevocable by any Member in any manner or for any reason. This authority granted to the Member Representative shall not be affected by the death, illness, dissolution, disability, incapacity or other inability to act of any principal pursuant to any applicable Law. Insight Venture Partners, LLC hereby accepts its appointment as the initial Member Representative.
(c)    Actions by the Member Representative; Resignation; Vacancies. The Member Representative may resign from its position as Member Representative at any time by written notice delivered to Acquiror and the Members. If there is a vacancy at any time in the position of the Member Representative for any reason, such vacancy shall be filled by the majority vote in accordance with the method set forth in Section 9.1(b) above.
(d)    No Liability. All acts of the Member Representative hereunder in its capacity as such shall be deemed to be acts on behalf of the Members and not of the Member Representative individually. The Member Representative shall not have any liability for any amount owed to Acquiror pursuant to this Agreement, including Sections 1.10 or 1.11. The Member Representative shall not be liable to the Company, the Blockers, Acquiror, the Blocker Merger Subs, the Company Merger Sub or any other Person in its capacity as the Member Representative, for any liability of a Member or otherwise, or for anything which it may do or refrain from doing in connection with this Agreement. The Member Representative shall not be liable to the Members, in its capacity as the Member Representative, for any liability of a Member or otherwise, or for any error of judgment, or any act done or step taken or omitted by it in good faith, or for any mistake in fact or Law, or for anything which it may do or refrain from doing in connection with this Agreement, except in the case of the Member Representative's Fraud as determined in a final and non-appealable judgment of a court of competent jurisdiction. The Member Representative may seek the advice of legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Agreement or its duties or rights hereunder, and it shall incur no liability in its capacity as the Member Representative to Acquiror, the Blocker Merger Subs, the Company Merger Sub, the Company, the Blockers or the Members and shall be fully protected with respect to any action taken, omitted or suffered by it in good faith in accordance with the advice of such counsel. The Member Representative shall not by reason of this Agreement have a fiduciary relationship in respect of any Member, except in respect of amounts received on behalf of the Members.
(e)    Indemnification; Expenses. The Member Representative may use the Representative Amount to pay any fees, costs, expenses or other obligations incurred by the Member Representative acting in its capacity as such. Without limiting the foregoing, each Member shall, only to the extent of such Member's Percentage thereof, indemnify and defend the Member Representative and hold the Member Representative harmless against any Loss, damage, cost, Liability or expense actually incurred without Fraud by the Member Representative (as determined in a final and non-appealable judgment of a court of competent jurisdiction) and arising out of or in connection with the acceptance, performance or administration of the Member Representative's duties under this Agreement. Any expenses or taxable income incurred by the Member Representative in connection with the performance of its duties under this Agreement shall not be the personal obligation of the Member Representative but shall be payable by and attributable to the Members based on each such Member's Percentage. Notwithstanding anything to the contrary in this Agreement, the Member Representative shall be entitled and is hereby granted the right to set off and deduct any unpaid or non-reimbursed expenses and unsatisfied Liabilities incurred by the Member Representative in connection with the performance of its duties hereunder from amounts actually delivered to the Member Representative for the benefit of the Members pursuant to this Agreement; provided that none of Acquiror, the Blocker Merger Subs or the Company Merger Sub shall be deemed not to have satisfied any of its obligations contemplated by this Agreement as a result of such set off or deduction. Additionally, in connection with any unpaid or non-reimbursed expenses and unsatisfied Liabilities incurred by the Member Representative in connection with the performance of its duties hereunder, the Member Representative shall be entitled and is hereby granted the right to direct any funds that would otherwise be actually payable to the Members from the Escrow Fund to itself no earlier than the date such payments are actually made. The Member Representative may also from time to time submit invoices to the Members covering such expenses and Liabilities, which shall be paid by the Members promptly following the receipt thereof based on their respective Liability Percentage. Upon the request of any Member, the Member Representative shall provide such Member with an accounting of all expenses and Liabilities paid by the Member Representative in its capacity as such.
9.2    Status With Respect to the Blockers. Notwithstanding any provision in this Agreement to the contrary and without limiting the Member Representative's status as the agent and representative of the Members as described herein, each of the Blockers (in its capacity as such), for itself and on behalf of each of its respective equityholders, also constitutes and appoints the Member Representative as such Blocker's (and such Blocker's respective equityholders') agent and representative for all purposes hereunder, and each of the Blockers, for itself and on behalf of each of its respective equityholders, acknowledges and agrees that the Member Representative shall have the same authority, obligations and discretion with respect to the Blockers and their respective equityholders as the Member Representative has with respect to the Members (mutatis mutandis).
ARTICLE X
MISCELLANEOUS
10.1    Successors and Assigns. Neither this Agreement nor any rights hereunder shall be assigned in whole or in part by any party thereto without the prior written consent of the other parties hereto; provided, however, that Acquiror may assign any or all of its rights, obligations and interests hereunder to any Affiliate of Acquiror without any such written consent but with notice to the Member Representative so long as Acquiror shall remain primarily responsible for the performance of its obligations hereunder. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except (i) as expressly provided in this Agreement and (ii) the Member

Representative will be permitted to enforce the terms of this Agreement following the Closing on behalf of the Company and the Selling Equityholders.
10.2    Governing Law. This Agreement and all matters arising directly or indirectly hereunder shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to Contracts made and performed in such State without giving effect to the choice of law or conflict of law principles of such state that would require or permit the application of the Laws of another jurisdiction.
10.3    Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.
(a)    The Parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of Delaware over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
(b)    Each of the Parties hereto hereby consents to process being served by any other Party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 10.6.
(c)    EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.
10.4    Counterparts; Facsimile. This Agreement may be executed and delivered by facsimile, .PDF signature or any electronic signature complying with the U.S. federal ESIGN Act of 2000, the Uniform Electronic Transactions Act or other applicable law and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.5    Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
10.6    Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed facsimile or electronic mail if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) three business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, specifying next business day delivery, with written verification of receipt, provided that notices to the Member Representative shall be delivered solely by facsimile or email. All communications shall be sent to the respective parties at the address and/or facsimile number set forth below, or to such other address or facsimile number as subsequently modified by written notice given in accordance with this Section 10.6.
if to Acquiror or the Company Merger Sub, to:

Q2 Software, Inc.
13785 Research Blvd, Suite 150
Attention: Barry Benton
Facsimile: (512) 275-1726

and a copy to (which shall not constitute notice):

DLA Piper LLP (US)
401 Congress Avenue, Suite 2500
Austin, Texas 78701
Attention: John J. Gilluly III, PC
Facsimile: (512) 721-2290

if to the Company (prior to the Closing), to:

Lender Performance Group, LLC
4201 Congress Street
Suite 200
Charlotte, NC 28209
Facsimilie: (980) 297-7119

and a copy to (which shall not constitute notice):

Cozen O'Connor
200 S. Biscayne Boulevard
30th Floor
Miami, FL 33131
Attn: Martin T. Schrier

Facsimile: (786)220-0209
Email: mschrier@cozen.com

If to the Member Representative or any Member to:

Insight Venture Partners, LLC
1114 Avenue of the Americas, 36th Floor
New York, NY 10036
Attention: Blair Flicker
Facsimile: (212) 230-9272
Email: bflicker@insightpartners.com

and a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention: Morgan D. Elwyn and Ziyad H. Aziz
Email: melwyn@willkie.com; zaziz@willkie.com
Facsimile: 212 728 9981

10.7    Fees and Expenses. Except for (i) the Company Transaction Expenses, which, assuming the Closing occurs, shall be paid by Acquiror and deducted from the Closing Merger Consideration, and (ii) any expenses which shall be paid by the Member Representative pursuant to Section 8, each of the Parties hereto shall bear its own fees and expenses incurred in connection with the transactions contemplated hereunder.
10.8    Attorney's Fees. If any action at law or in equity is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled, whether suit is actually filed and in all instances of a further appeal of an underlying action.
10.9    Amendments and Waivers. Any term of this Agreement may be amended or terminated only with the written consent of Acquiror and (i) prior to the Closing, the Company and the Member Representative or (ii) following the Closing, the Member Representative. Compliance with any term or provision of this Agreement in which a Party was or is obligated to comply may be waived by Acquiror, on its own behalf, and following the Closing on behalf of the Surviving Company, by the Company prior to the Closing, by the Company on its owns behalf, or by the Member Representative, on behalf of the Selling Equityholders and on its own behalf. Any amendment or waiver effected in accordance with this Section 10.9 shall be binding upon each of the parties hereto and their successors and assigns.
10.10    Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this

Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
10.11    Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.
10.12    Entire Agreement. This Agreement (including the Exhibits and Disclosure Schedules hereto) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.
10.13    Joint Negotiation and Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
10.14    Specific Performance. The parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties accordingly agree that, in addition to any other remedy to which they are entitled at law or in equity, the parties are entitled to seek injunctive relief to prevent breaches of this Agreement and otherwise to enforce specifically the provisions of this Agreement. Each party expressly waives any requirement that any other party obtain any bond or provide any indemnity in connection with any action seeking injunctive relief or specific enforcement of the provisions of this Agreement. Acquiror, Blocker Merger Sub and the Company Merger Sub acknowledge that this Section 10.14 may be enforced by the Member Representative following the Closing on behalf the Company and the Selling Equityholders.
10.15    Legal Representation.
(a)    Notwithstanding that the Company has been represented by Cozen O'Connor ("Firm") in the preparation, negotiation and execution of the Transaction Agreements, each of

Acquiror and the Company agrees that after the Closing, the Firm may represent the Member Representative, the Selling Equityholders and/or their Affiliates in all matters related to the Transaction Agreements, including in respect of any indemnification claims pursuant to the Transaction Agreements. Each of Acquiror and the Company hereby acknowledges, on behalf of itself and its Affiliates, that it has had an opportunity to ask for and has obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation, and it hereby waives any conflict arising out of such future representation.
(b)    Each of Acquiror and the Company hereby acknowledges, on behalf of itself and its Affiliates, that Firm has represented the Company in connection with the transactions contemplated by the Agreement. Such parties agree that any attorney-client privilege, attorney work-product protection and expectation of client confidence attaching to any communications involving attorney-client confidences between the Firm and the Company solely in connection with the transactions contemplated by the Agreement, the evaluation of the transactions contemplated by the Agreement, and the negotiation, documentation, preparation, execution and delivery of this Agreement and the Transaction Agreements (the "Pre-Signing Communications"), and all Pre-Signing Communications shall, after the Closing, belong to and be controlled solely by the Selling Equityholders, and may only be waived by the Member Representative, on behalf of the Selling Equityholders. To the extent that Acquiror or the Company receives or takes physical possession of any Pre-Signing Communications after the Closing, such physical possession or receipt shall not, in any way, be deemed a waiver by the Affiliates, the Selling Equityholders, or any other Person, of the privileges or protections described in this Section 10.15.
(c)    In the event that a dispute arises between: (i) Acquiror or the Company; and (ii) a third party other than the Selling Equityholders, Acquiror or the Company may in their sole discretion: (A) assert attorney-client privilege to prevent disclosure of privileged materials to such third party by the Firm and the Firm shall not disclose such information; or (B) waive such privilege.
[Signatures appear on following page]

IN WITNESS WHEREOF, parties hereto have caused this Agreement to be executed and delivered by each of them or their respective officers thereunto duly authorized all as of the date first written above.
ACQUIROR:

Q2 SOFTWARE, INC

By: /s/ Matthew P. Flake
Name:     Matthew P. Flake
Title: Chief Executive Officer

COMPANY MERGER SUB:

ARROW COMPANY MERGER SUB, LLC

By: /s/ Matthew P. Flake
Name:     Matthew P. Flake
Title: Chief Executive Officer

BLOCKER MERGER SUB 1:

ARROW BLOCKER MERGER SUB 1, LLC

By: /s/ Matthew P. Flake
Name:     Matthew P. Flake
Title: Chief Executive Officer

BLOCKER MERGER SUB 2:

ARROW BLOCKER MERGER SUB 2, INC.

By: /s/ Matthew P. Flake
Name:     Matthew P. Flake
Title: Chief Executive Officer

BLOCKER MERGER SUB 3:

ARROW BLOCKER MERGER SUB 3, INC.

By: /s/ Matthew P. Flake
Name:     Matthew P. Flake
Title: Chief Executive Officer

BLOCKER MERGER SUB 4:

ARROW BLOCKER MERGER SUB 4, INC.

By: /s/ Matthew P. Flake
Name:     Matthew P. Flake
Title: Chief Executive Officer

IN WITNESS WHEREOF, parties hereto have caused this Agreement to be executed and delivered by each of them or their respective officers thereunto duly authorized, all as of the date first written above.
COMPANY:

LENDER PERFORMANCE GROUP, LLC

By: /s/ Carl Ryden
Name:     Carl Ryden
Title: Chief Executive Officer

THE MEMBER REPRESENTATIVE:

INSIGHT VENTURE PARTNERS, LLC

By:/s/ Blair Flicker
Name:    Blair Flicker
Title: Authorized Signatory

BLOCKER A:

LENDER PERFORMANCE GROUP BLOCKER, LLC

By:/s/ Richard Wells
Name:    Richard Wells
Title: Insight Director

By:/s/ Christopher LaLonde
Name:    Christopher LaLonde
Title: Century Director

GEORGIAN BLOCKER:

LPGB, INC.

By:/s/ John Berton
Name:    John Berton
Title: President

INSIGHT BLOCKER A:

INSIGHT (DELAWARE) PL BLOCKER CORPORATION

By:/s/ Blair Flicker
Name:    Blair Flicker
Title: Authorized Officer

INSIGHT BLOCKER B:

INSIGHT (CAYMAN) PL BLOCKER CORPORATION

By:/s/ Blair Flicker
Name:    Blair Flicker
Title: Authorized Officer

Annex A - Definitions
As used in this Agreement, the following capitalized terms shall have the following meanings:
"Action" means any lawsuit, mediation, claim, charge, complaint, audit, subpoena, indictment, examination, investigation, legal proceeding, administrative enforcement proceeding, settlement or settlement negotiation, arbitration proceeding or other similar proceeding or adjudicative matter.
"Affiliate" means, with respect to any Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the Person, including, but not limited to, (a) a Person who owns or controls at least 20% of the outstanding voting interests of the Person and (b) a Person who is an officer, director, or manager, or general partner of the Person; provided, however, as it relates to any Selling Equityholder, "Affiliate" shall not include Portfolio Companies of such Selling Equityholder (other than the Group Companies).
"Antitrust Laws" means any federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.
"ASC 605" means the Accounting Standards Codification Topic 605 of the Financial Accounting Standards Board.
"ASC 606" means the Accounting Standards Codification Topic 606 of the Financial Accounting Standards Board.
"Blocker Equity" means the Equity Interests of each Blocker.
"Blocker Fundamental Representations" means the representations and warranties of each Blocker set forth in Section 2.1, Section 2.3, Section 2.4(a), Section 2.6, Section 2.7 and Section 2.9.
"Blocker Material Adverse Effect", as to any particular Blocker, means any change, effect, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the ability of such Blocker to consummate the transactions contemplated hereby.
"Blocker Organizational Documents" means the certificate of incorporation and bylaws of each Blocker.
"Blocker's Requisite Approval" as to a particular Blocker, means the affirmative vote of a majority of the issued and outstanding Equity Interests of such Blocker.
"Business Day" means any day other than Saturday, Sunday, or any other day on which banking institutions in the State of Texas or the State of North Carolina are authorized by law or executive action to close.

"Closing Cash" means the cash and cash equivalents of the Group Companies and the Blockers as of 11:59 p.m. on the Closing Date, determined in accordance with GAAP, but without giving effect to the transaction contemplated hereby, net of any (i) Taxes and costs expected to be incurred in repatriating any cash from any of the Group Companies to the Company, and (ii) uncleared or uncashed checks.
"Closing Indebtedness" means the Indebtedness of the Group Companies as of 11:59 p.m. on the Closing Date, but without giving effect to the transaction contemplated hereby.
"Closing Merger Consideration" means (a) $509,990,000, (b) plus an amount equal to the Estimated Closing Cash, (c) minus an amount equal to the Estimated Indebtedness, (d) plus, if Estimated Closing Working Capital is more than Target Closing Working Capital, the amount by which Estimated Closing Working Capital is more than Target Closing Working Capital, (e) minus, if Estimated Closing Working Capital is less than Target Closing Working Capital, the amount by which Estimated Closing Working Capital is less than Target Closing Working Capital, (f) minus an amount equal to the Estimated Transaction Expenses.
"Closing Working Capital" means, as of 11:59 p.m. on the Closing Date, (a) the consolidated Group Companies' current assets (excluding Closing Cash, the cash clearing account, income Tax assets, deferred Tax assets, and assets that would not reasonably be expected to accrue to the Acquiror during the one-year period following the Closing Date), minus (b) the consolidated Group Companies' current liabilities (including short-term deferred revenue and accrued incentive compensation (including bonus accrual adjustment for Carl Ryden, Ken Garcia, and Greg Upham) and the employer-paid portion of any employment and payroll Taxes that are imposed on the Group Companies in connection with the payment of any of the obligations pursuant thereto, but excluding Company Transaction Expenses, Closing Indebtedness (including the liabilities referred to in subsection (m) of the definition of "Indebtedness"), long-term deferred revenue, income Tax liabilities and deferred Tax liabilities, in each case, calculated on an accrual basis in accordance with GAAP (assuming the application of ASC 606 to revenue during 2019), but without giving effect to the transactions contemplated hereby. A sample of a pro forma calculation of Closing Working Capital is attached to this Agreement as Schedule 1(c).
"Code" means the United States Internal Revenue Code of 1986, as amended.
"Company Employee Plan" means each plan, program, policy, contract, agreement or other arrangement providing for employment, compensation, retirement, deferred compensation, loans, relocation, performance awards, bonus, incentive, stock option, share purchase, share bonus, phantom stock, stock appreciation right, pension, supplemental retirement, fringe benefits, short and long term disability, medical, dental, welfare, cafeteria benefits or other benefits for current or former employees, independent contractors or managers, whether written or unwritten, including each "employee benefit plan" within the meaning of Section 3(3) of ERISA, in each case, which is sponsored, maintained, contributed to, or required to be contributed to by any of the Group Companies or with respect to any of the Group Companies has or would reasonably be expected to have any Liabilities.

"Company Incentive Plan" means the Amended and Restated 2012 Profits Participation Plan of the Company, as amended.
"Company Intellectual Property" means any and all Intellectual Property used by the Group Companies, held for use in or necessary to the conduct of the business of the Group Companies as now conducted and as Proposed to be conducted.
"Company Owned IP" means any and all Intellectual Property that is owned or purported to be owned (in each case whether owned singularly or jointly with a third party or parties) by any Group Company.
"Company Products" means all products (including Software) and services (including Software as a service) of the Group Companies developed (including products and services currently under development), including any plugins, libraries and APIs, that have been manufactured, deployed, made commercially available, marketed, distributed, provided, hosted, supported, sold, offered for sale, imported or exported for resale, or licensed out by or on behalf of any Group Company since its inception, or with respect to which any Group Company currently intends to do the same within twelve (12) months after the Closing Date.
"Company Registered IP" means any and all Company Owned IP that has been registered, filed, certified or otherwise perfected or recorded with or by any Governmental Body or quasi-public legal authority (including domain name registrars), or any applications for any of the foregoing.
"Company Transaction Expenses" means all fees, expenses, costs and payments incident to the transactions contemplated by this Agreement which are incurred by or on behalf of any Group Company or a Member on or prior to the Closing and for which any Group Company is or may be liable, including without limitation (i) obligations of the Group Companies under or in connection with any severance arrangements, stay bonuses, incentive bonuses, transaction bonuses, termination and change of control arrangements and similar obligations that were incurred pursuant to Contracts entered into prior to the Closing and are payable to any Person upon, or in connection with, the consummation of the transactions contemplated hereby, and the prorated portion of the maximum employee bonuses for 2019 to the extent that such amounts have not been included in the calculation of Closing Working Capital, (ii) the employer-paid portion of any employment and payroll Taxes that are imposed on the Group Companies in connection with the payment of any of the obligations pursuant to clause (i), (iii) the fees and expenses of the Member Representative (excluding the Representative Amount), in each case to the extent (and only to the extent) such amounts shall remain unpaid as of the First Effective Time, (iv) all costs and expenses relating to the D&O Tail Policy.
"Contract" or "contract" means any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which the reference Person is a party or by which such Person, or any of its properties or assets, is bound.

"Customer Data" means any and all information (a) collected by the Company about users of the Company Products which either (i) identifies such customer, (ii) is unique to such customer or such customer's unique users (whether or not Personal Data), or (iii) could provide insight into such users' or visitors' behavior if analyzed, aggregated or otherwise examined; or (b) collected, accessed, held, used, stored, adapted, displayed, distributed or otherwise processed by the Company for or on behalf of a customer or user of a Company Product.
"Deferred Revenue Tax Costs" means the product obtained by multiplying (i) the deferred revenue of the Company which will be recognized following the Closing in accordance with Rev. Proc. 2004-34 or Code Section 451(c) by (ii) 70% by (iii) 26%.
"DGCL" means the General Corporation Law of the State of Delaware.
"DLLCA" means the Delaware Limited Liability Company Act.
"Entity" means an association, relationship, or artificial Person through which, or by means of which, an enterprise or activity may be lawfully conducted, including, without limitation, a domestic or foreign corporation, nonprofit corporation, limited liability company, general partnership, limited partnership, business trust, association, trust, estate, joint venture, cooperative or government trust.
"Equity Interests" of any Person means any and all equity securities, rights to purchase equity securities, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated, including units thereof) the equity (including common stock, preferred stock and limited liability company, partnership and joint venture interests) of such Person, and all securities exchangeable for or convertible or exercisable into, any of the foregoing.
"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.
"Escrow Agent" means JPMorgan Chase, N.A.
"Escrow Fund" means the fund established pursuant to the Escrow Agreement, including the Escrow Amount.
"FCPA" means the U.S. Foreign Corrupt Practices Act of 1977, as amended.
"Final Closing Merger Consideration" means the Closing Merger Consideration, as adjusted pursuant to Section 1.9.
"Fraud" means, with respect to any Person or its Relevant Person: (i) a misrepresentation or concealment of a material fact in connection with the making of express representations and warranties set forth in this Agreement; (ii) with knowledge of such misrepresentation or concealment; (iii) that misrepresentation or concealment was made with an intention to induce the party to whom such misrepresentation or concealment is made to act or refrain from acting in reliance upon it; (iv) causing that party, in justifiable reliance upon such misrepresentation or concealment, to take or refrain from taking action; and (v) causing such party to suffer damage by reason of such reliance.
"Fundamental Representations" shall mean the Blocker Fundamental Representations and the representations and warranties of the Company set forth in Sections 3.1 (Organization), 3.2 (Capitalization), 3.4 (Authorization), 3.7 (Intellectual Property) and 3.17 (Taxes).
"GAAP" means United States generally accepted accounting principles.
"Governmental Body" means (i) any federal, state, local, or foreign government or regulatory body, department, agency, political subdivision, or instrumentality thereof, including a government-owned or affiliated entity or sovereign wealth fund, or (ii) any court or arbitrator (public or private).
"Government Official" means any (i) official, officer, employee, representative, or agent of a Governmental Body or a public international organization (such as the United Nations or the World Bank) or any person acting in an official capacity for or on behalf of any such Governmental Body or public international organization, or (ii) any candidate for political office, any political party, or any official of a political party.
"Group Companies" means the Company and each subsidiary of the Company (and each such entity a "Group Company"), including but not limited to Lender Performance Group I, LLC, LPG-International, LLC, LPG-AU Service Pty Ltd and LPG-UK Services PTY LTD.
"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder.
"Income Tax Return" means a Tax Return filed or required to be filed in connection with the determination, assessment or collection of any Income Tax of any party or the administration of any Laws or administrative requirements relating to any Income Tax.
"Income Taxes" means Taxes (a) imposed on, or with reference to, net income or gross receipts, or (b) imposed on, or with reference to, multiple bases including net income or gross receipts.
"Indebtedness" means, as at any date of determination thereof (without duplication), all obligations of the Group Companies in respect of: (a) any borrowed money or funded indebtedness or obligations issued in substitution for or exchange for borrowed money or funded indebtedness (including obligations with respect to principal, accrued interest, and any applicable prepayment charges or premiums); (b) any deferred payments for the purchase price of property or assets other than trade payables; (c) any indebtedness evidenced by any note, bond, debenture or other debt security (including any outstanding convertible notes and any premium payments that become due thereunder in connection with the Mergers); (d) capital lease obligations or any lease which is required to be classified as a liability on the face of an accrual-based balance sheet prepared in accordance with GAAP; (e) any indebtedness guaranteed, endorsed or assumed by, or a contingent obligation of, the Group Companies; (f) any drawn upon letters or credit, bankers' acceptances or similar facilities issued for the account of the Group Companies; (g) any obligations with respect to any interest rate hedging, swap agreements, forward rate agreements, interest rate cap or collar agreements or other financial agreement entered into for the purpose of limiting or managing interest rate risks; (h) all indebtedness secured by a Lien on property owned by the Group Companies, whether or not the secured indebtedness is owed by any Group Company; (i) an amount equal to 30% of the Company's long-term deferred revenue as of such date; (j) all premiums, penalties and payments required to be paid or offered in connection with the payment at Closing of any of the foregoing or resulting from the consummation of the transactions contemplated hereby, (k) any accrued but unpaid Taxes of Group Companies and Blockers for Pre-Closing Tax Periods (including, for the avoidance of doubt, Deferred Revenue Tax Costs); (l) all Liabilities of the Blockers, (m) the employer-paid portion of any employment and payroll Taxes that are imposed on the Group Companies in connection with the payment of any bonuses to Carl Ryden, Ken Garcia and Greg Upham and the maximum amount of the employer match obligations under the Company's 401(k) plan with respect to such bonuses. Indebtedness does not include any amounts otherwise included as a current liability in the calculation of Closing Working Capital.
"Indemnifying Party" means each of the Selling Equityholders.
"Infringement" or "Infringe" means that (or an assertion that) a given item or activity directly or indirectly infringes, misappropriates, dilutes, or constitutes unauthorized use of, or otherwise violates the Intellectual Property of, any Person.
"Insight Blockers" means, collectively, Insight Blocker A and Insight Blocker B.
"Insight Surviving Blocker", in the case of an Insight Blocker into which the applicable Blocker Merger Sub merges at the First Effective Time, means such Insight Blocker once it has become the surviving company in such merger.
"Intellectual Property" means any and all worldwide rights in, arising from or associated with the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention: (1) all patents and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, substitutions, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including, without limitation, invention disclosures ("Patents"); (2) all trade secrets and other proprietary information which derives independent economic value from not being generally known to the public (collectively, "Trade Secrets"); (3) all copyrights, copyrights registrations and applications therefor; (4) all uniform resource locators, e-mail and other internet addresses and domain names and applications and registrations therefor; (5) all trade names, corporate names, logos, slogans, trade dress, trademarks, service marks, and trademark and service mark registrations and applications therefor and all goodwill associated therewith ("Trademarks"); (6) rights of publicity; (7) Moral Rights and rights of attribution; (8) computer programs (whether in source code, object code, or other form), databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials relating to the foregoing; and (9) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

"Key Employees" means those employees listed on Schedule 1(b).
"Knowledge" including the phrase "to the Company's Knowledge," means the actual knowledge, after due inquiry, of each of the individuals set forth on Schedule 1(d).
"Law" means all applicable foreign, federal, state, provincial and local governmental laws (including common law), statutes, treaties, ordinances, codes, regulations, rules, policies, permits, licenses, certificates, approvals, injunctions, judgments, decrees, orders, directives, and requirements.
"Liability" or "liability" shall include all obligations and liabilities of any nature whether matured or unmatured, fixed or contingent and whether or not required to be included in financial statements.
"Liability Percentage" means, as of a particular date, the quotient (expressed as a percentage) determined by dividing (i) the amount of Final Merger Consideration paid to  such Selling Equityholder as of such date by (ii) the aggregate amount of Final Merger Consideration paid through such date.
"Lien" and "lien" means any lien, charge, mortgage, pledge, conditional sale, trust or deemed trust (whether contractual, statutory or otherwise arising), exclusive license or usage rights, easement, encumbrance, infringement, interference, option, right of first refusal, equitable interest, security interest, matrimonial or community interest, tenancy by the entirety claim, adverse claim, or any other title defect or restriction of any kind, whether accrued, absolute, contingent or otherwise, and any rights or privileges capable of becoming any of the foregoing.
"Losses" means all losses, damages, liabilities, claims, obligations, deficiencies, demands, judgments, interest, fines, suits, actions, causes of action, assessments, Taxes, costs and expenses, including reasonable attorneys' and other professionals' fees paid in connection with the foregoing.
"Manager" means a manager of the Company.
"Material Adverse Effect" means any change, effect, event, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the assets, properties, liabilities, condition (financial or otherwise) or results of operations of the Group Companies, taken as a whole; provided, however, that none of the following shall be deemed in themselves to be a Material Adverse Effect: any adverse change, effect, event, occurrence, state of facts or development resulting from (i) operating, business, regulatory or other conditions generally affecting the industry in which the Group Companies operate; (ii) general economic conditions, conditions in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (iii) any stoppage or shutdown of any U.S. government activity (including any default by the U.S. government or delays in payments by government agencies or delays or failures to act by any Governmental Entity); (iv) the announcement of the transactions contemplated by this Agreement (including the identification of Acquiror); (v) changes in GAAP or other accounting requirements or principles or any changes in applicable Laws or the interpretation thereof; (vi) actions required to be taken under applicable Laws; (vii) the failure of any Group Company to meet or achieve the results set forth in any projection, forecast, estimate or plan (but not the underlying facts or basis for such failure, which may be taken into account, to the extent not otherwise excluded pursuant to the other clauses in this definition, in determining whether a Material Adverse Effect has occurred; (viii) global, national or regional political, financial, economic or business conditions, including hostilities, acts of war, sabotage or terrorism or military or police actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military or police actions existing or underway; and (ix) hurricanes, earthquakes, floods or other natural disasters.
"Members" means all holders of Units immediately prior to the First Effective Time.
"Moral Rights" means moral or equivalent rights in any Intellectual Property, including the right to the integrity of the work, the right to be associated with the work as its author by name or under a pseudonym and the right to remain anonymous.
"Net Adjustment Amount" means an amount, which may be greater or less than $0.00, equal to the sum of (A) the amount by which the Final Working Capital is greater than or less than the Estimated Closing Working Capital, plus (B) the amount by which the Final Closing Cash is greater than or less than the Estimated Closing Cash, plus (C) the amount by which the Final Indebtedness is greater than or less than the Estimated Indebtedness, plus (D) the amount by which the Final Transaction Expenses is greater than or less than the Estimated Transaction Expenses.
"Open Source Software" means any Software that is licensed, distributed or conveyed as "open source software," "free software," "copyleft" or under a similar licensing or distribution model, or under a Contract that requires as a condition of its use, modification or distribution that it, or other Software into which such Software is incorporated, integrated or with which such Software is combined or distributed or that is derived from or linked to such Software, be disclosed or distributed in source code form, delivered at no charge or be licensed, distributed or conveyed under the same terms as such Contract (including Software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License and any license listed at www.opensource.org).
"Operating Agreement" means that certain Sixth Amended and Restated Operating Agreement of the Company, dated as of November 14, 2018.
"Order" or "order" means any order, injunction, judgment, doctrine, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

"Organizational Documents" means the constituent governing documents of an entity, including the document pursuant to which the relevant entity was formed or incorporated and the Operating Agreement, each as amended.
"Paying Agent" means JPMorgan Chase Bank, N.A. or another paying agent reasonably acceptable to Acquiror and the Member Representative.
"Per Unit Closing Consideration" means the quotient of (i) the Closing Merger Consideration divided by (ii) the sum of the number of Units issued and outstanding immediately prior to the First Effective Time.
"Percentage" means, as of immediately prior to the Closing with respect to a Selling Equityholder, the quotient (expressed as a percentage) determined by dividing (i) the number of Units held by such Selling Equityholder as of the date hereof by (ii) the aggregate number of Units outstanding as of the date hereof.
"Person" means any U.S. or non-U.S. individual, sole proprietorship, organization, business, partnership, corporation, limited liability company, joint venture, unincorporated society, association, trust, franchise, verein, legal entity, political party, public international organization (such as the United Nations or the World Bank), Government Official, or Governmental Body.
"Personal Data" means any information that, alone or in combination with other information held by the Group Companies, can be used to specifically identify a Person or a specific device, any non-personally identifying information, including aggregate or de-identified data, and any information collected automatically, including data collected through a mobile or other electronic device.
"Portfolio Company" means direct or indirect portfolio companies of investment funds advised or managed by a Selling Equityholder and/or its Affiliates and designees.
"Post-Closing Tax Period" means any Tax Period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.
"Pre-Closing Taxes" means (i) all Taxes (or the non-payment thereof) of the Group Companies and Members (including Blockers) for all Pre-Closing Tax Periods, (ii) any and all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which any Group Company or any Blocker is or was a member on or prior to the Closing Date, including without limitation pursuant to Treasury Regulation Section 1.1502-6 (or any analogous or similar state, local, or non-U.S. law or regulation), (iii) any and all Taxes of any Person (other than any Group Company or a Blocker) imposed on any Group Company or a Blocker as a transferee or successor, by contract or pursuant to any law, rule or regulation (in each case other than pursuant to the customary provisions of an agreement entered into in the ordinary course of business and the primary purpose of which is not related to Taxes), and (iv) any Taxes imposed on or payable by or with respect to a Group Company or a Blocker as a result of any application of Section 951, 951A or 965 of the Code with respect to income earned or recognized or payments received on or prior to the Closing Date; provided, however that Pre-Closing Taxes shall not include (a) any Taxes attributable to any action taken after the Closing on the Closing Date by Acquiror, any of its Affiliates or any transferee of Acquiror or any of its Affiliates outside the ordinary course of business, or (b) any Taxes included in the Final Transaction Expenses or Final Indebtedness. With respect to Taxes for a Straddle Period, the amount of such Taxes for the Pre-Closing Tax Period shall be (i) in the case of any Tax based upon or related to income, receipts, expenditures, payroll or a specific event or transaction, the amount of such Tax that would be payable if the relevant taxable period ended as of the end of the Closing Date, and (ii) in the case of any Tax not described in clause (i), the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period prior to and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period.
"Pre-Closing Tax Period" means all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period.
"Proposed" means the Company's future products set forth on Schedule A.
"Relevant Persons" means (i) the officers, managers, employees, agents, representatives, of the Company or any of its Subsidiaries, or (ii) any other Person with authority to act for or on behalf of the Company or its Subsidiaries or otherwise in relation to the Company's business.
"Securities Act" means the Securities Act of 1933, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.
"Seller Indemnifying Party" means (a) each Member, (b) each Blocker, (c) their respective Affiliates, and (d) the respective representatives, successors, beneficiaries and assigns of each of the foregoing.
"Seller Parties" means the Group Companies and the Blockers, collectively.
"Selling Equityholders" means the Members, the Blockers and all holders of Blocker Equity or other equity interests, collectively.
"Shrink Wrap Code" means commercial off the shelf software on standard customer terms with annual aggregate payments of $40,000 or less.
"Software" means software, firmware and computer programs and applications (including source code, executable or object code, architecture, algorithms, data files, computerized databases, plugins, libraries, subroutines, tools and APIs) and related documentation.
"Straddle Period" means any taxable period that includes (but does not end on) the Closing Date.
"Subsidiary" means any corporation of which more than 50% of the outstanding voting securities is owned directly or indirectly by the Company or the Acquiror, as applicable, and one or more other subsidiaries, or by one or more other subsidiaries of such entity.
"Target Closing Working Capital" means negative $13,900,000.

"Tax" means any and all United States and foreign federal, state and local taxes, and all taxes of any other jurisdiction or Tax Authority, and all assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, gross income, net income, alternative or add-on minimum tax, gains, profits, sales, use, stamp, transfer, business and occupation, commercial activity, gross receipts, value added, goods and services, customs duty, services, bulk sales, ad valorem, property taxes (real, tangible or intangible), unclaimed property, franchise, capital stock, net worth, license, registration, fringe benefit, withholding, payroll, social security (or equivalent), employment, unemployment, disability, severance, recapture, excise, premium, Tax imposed under Section 965 of the Code, environmental or windfall profit tax or other tax, similar governmental fee or other similar governmental assessment or charge together with all interest, penalties and additions imposed with respect to such amounts.
"Tax Authority" means any Governmental Body responsible for the imposition, determination or collection of any Tax or the review or audit of any Tax Return.
"Tax Proceeding" means any audit, examination, investigation, assessment, claim or litigation by a Taxing Authority.
"Tax Return" means any return (including any schedule or attachment and any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information (including any amendment thereof) filed with or submitted to, or required to be filed with or submitted to, any Tax Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with applicable Law relating to any Taxes.
"Trade Law" means the FCPA, the U.S. Travel Act, the U.S. Domestic Bribery Statute contained in 18 U.S.C. §201, the Money Laundering Control Act (1986), the Uniting and Strengthening America by Providing Appropriate Tools to Restrict, Intercept, and Obstruct Terrorism Act of 2001 (the USA PATRIOT Act), the U.S. Export Administration Regulations (15 C.F.R. §§730 et seq.), the International Boycott Provisions of Section 999 of the Code, the UK Bribery Act 2010, the UK Proceeds of Crime Act 2002, or any state, federal, domestic, foreign, or international anti-corruption, anti- bribery, anti-kickback, anti-fraud, anti-money laundering, anti-terrorist financing, anti-narcotics, anti-boycott, export control, sanctions, embargo, import control, customs, tax, insider trading, insurance, banking, false claims, anti-racketeering, or other Law of similar effect.
"Transaction Agreements" means this Agreement, and any agreement entered into in connection with or pursuant to this Agreement, including without limitation, the Paying Agent Agreement and the Escrow Agreement, and any amendments to any of the foregoing.
"Transfer Tax" means any and all transfer, documentary, sales, use, stock, filing, permit, license, stamp, registration, value added, recording and other similar Taxes, duties and fees (together with all recording expenses and notarial fees) attributable to, imposed upon or arising from or in connection with the consummation of the transactions contemplated by this Agreement, but, for the sake of clarity, excluding any income, gain, franchise or excise Taxes payable with respect to the transactions contemplated by this Agreement.
"Unit" means the membership interests of the Company, as further described in the Operating Agreement.

Defined Term     Section

"Accounting Firm"	Section 1.9(b)(ii)
"Acquiror"	Preamble
"Acquiror Indemnified Parties"	Section 8.2(a)
"Acquiror Party"	ARTICLE IV
"Acquisition Proposal"	Section 5.2(a)
"Additional Blocker Contractual Rights"	Section 5.14
"Affected Members"	Section 9.2
"Agreement"	Preamble
"Allocation Disputed Amounts"	Section5.10(j)(ii)
"Basket"	Section 8.6(b)
"Blocker A"	Preamble
"Blockers"	Preamble
"Blocker Allocation"	Section 5.10(j)(ii)
"Blocker Certificates of Merger"	Section 1.1(b)
"Blocker Default"	Section 5.14
"Blocker Letter of Transmittal"	Section 1.4
"Blocker Merger Sub"	Preamble
"Blocker Merger Sub 1"	Preamble
"Blocker Merger Sub 2"	Preamble
"Blocker Merger Sub 3"	Preamble
"Blocker Merger Sub 4"	Preamble
"Blocker Written Consent"	Section 1.12
"Claim"	Section 8.5(a)
"Claim Notice"	Section 8.5(a)
"Closing"	Section 6.1
"Closing Certificate"	Section 1.9(a)
"Closing Date"	Section 6.1
"Closing Statement"	Section 1.9(a)
"COBRA"	Section 3.15(h)
"Company"	Preamble
"Company Certificate of Merger"	Section 1.2(b)
"Company Letter of Transmittal"	Section 1.4
"Company Merger Sub"	Preamble
"Confidentiality Agreement"	Section 5.13
"Consultant Proprietary Information Agreement"	Section 3.7(j)
"Contaminants"	Section 3.7(d)
"Contested Claim"	Section 8.8(a)(ii)
"Continuing Employee"	Section 5.8
"Contributor"	Section 3.7(j)
"Covered Filing"	Section 5.10(g)

"CRAT"	Section 5.15
"CRAT Equity Purchase"	Section 5.15
"D&O Indemnified Party"	Section 5.4(a)
"D&O Tail Policy"	Section 5.4(a)
"Data Activities"	Section 3.7(p)
"Defaulting Blocker"	Section 5.14
"Disclosure Schedules	Section 5.5
"Disputed Amounts"	Section 1.9(b)(ii)
"Employee Proprietary Information Agreement"	Section 3.7(j)
"Employment Documents"	Recitals
"Environmental Laws"	Section 3.20
"ERISA Affiliate"	Section 3.15(h)
"Escrow Account"	Section 1.10
"Escrow Agreement"	Section 1.10
"Escrow Amount"	Section 1.10
"Escrow Fund"	Section 1.10
"Estimated Closing Cash"	Section 1.9(a)
"Estimated Closing Statement"	Section 1.9(a)
"Estimated Closing Working Capital"	Section 1.9(a)
"Estimated Indebtedness"	Section 1.9(a)
"Estimated Transaction Expenses"	Section 1.9(a)
"Excluded Interest"	Section 1.3(b)(iii)
"Final Closing Cash"	Section 1.9(b)(ii)
"Final Indebtedness"	Section 1.9(b)(ii)
"Final Transaction Expenses"	Section 1.9(b)(ii)
"Final Working Capital"	Section 1.9(b)(ii)
"Financial Statements"	Section 3.12
"Firm"	Section 10.15(a)
"First Effective Time"	Section 1.1(b)
"First Mergers"	Section 1.1(a)
"Georgian Blocker"	Preamble
"Hazardous Substance"	Section 3.20
"HIPAA"	Section 3.15(h)
"Historical Accounting Practices"	Section 1.9(b)(ii)
"Illegal Activities"	Section 3.23(a)
"Incentive Equity"	Section 3.2(a)(ii)
"Indemnity Escrow Fund"	Section 1.10
"Indemnity Payment Period"	Section 8.7
"Individual Matters"	Section 9.1(b)
"Information Statement"	Section 1.12
"Information Systems"	Section 3.7(s)
"Insight Blocker A"	Preamble
"Insight Blocker B"	Preamble

"Key Employee Documents"	Recitals
"Lease Agreements"	Section 3.11(a)
"Leased Real Property"	Section 3.11(a)
"Major Customers"	Section 3.22
"Major Vendors"	Section 3.22
"Material Contracts"	Section 3.9(b)
"Member Representative"	Preamble
"Merger Sub"	Preamble
"Mergers"	Section 1.2(a)
"Noncompetition Agreements"	Recitals
"Non-Solicitation Agreement"	Recitals
"Non-Solicitation Members"	Recitals
"Objection Notice"	Section 1.9(b)(ii)
"Party"	Preamble
"Paying Agent Agreement"	Section 1.4
"Payment Schedule"	Section 1.8
"PCBs"	Section 3.20
"Pending Claims Account"	Section 8.5(a)
"Pre-Closing Covenant"	Section 8.2(a)(ii)
"Pre-Closing Income Tax Return"	Section 5.10(a)
"Pre-Signing Communications"	Section 10.15(b)
"Privacy Agreements"	Section 3.7(p)
"Privacy and Data Security Policies"	Section 3.7(q)
"Privacy Laws"	Section 3.7(p)
"Profits Interests"	Section 3.2(a)(ii)
"Proprietary Information Agreements"	Section 3.7(j)
"Purchase Price Allocation"	Section 5.10(j)(ii)
"Purchase Price Escrow Fund"	Section 1.10
"Representative Amount"	Section 1.5
"Requisite Member Approval"	Section 1.12
"Restricted Benefits"	Section 3.23(a)
"R&W Policy Premium"	Section 8.4
"RWI Policy"	Section 8.4
"Second Effective Time"	Section 1.2(b)
"Second Merger"	Section 1.2(a)
"Survival Period"	Section 8.1(a)
"Surviving Blocker"	Section 1.1(a)
"Surviving Company"	Section 1.2(a)
"Third-Party Claim"	Section 8.5(d)
"Trade Licenses"	Section 3.23(b)
"Voluntary Tax Contest"	Section 5.10(g)
"Written Consent"	Section 1.12